As filed with the Securities and Exchange Commission on April 21, 2023
File No. 001-41633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3
to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Burke & Herbert Financial Services Corp.
(Exact name of registrant as specified in its charter)

Virginia	92-0289417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 S. Fairfax Street, Alexandria, Virginia	22314
(Address of principal executive offices)	(Zip Code)

703-549-2304
Registrant’s telephone number, including area code
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.50 per share	The Nasdaq Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated ﬁler ☐	Accelerated ﬁler ☐
Non-accelerated ﬁler ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Use of Names
As used throughout this Registration Statement on Form 10 (the “Registration Statement”), the “Company,” “we,” “our,” and “us” refer to Burke & Herbert Financial Services Corp., and the “Bank” refers to Burke & Herbert Bank & Trust Company.
Disclosure Regarding Forward-Looking Statements
This Registration Statement contains statements that we believe are, or may be considered to be, “forward-looking statements.” Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. All statements other than statements of historical fact included in this Registration Statement regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plans,” “expects” or “does not expect,” “is expected,” “look forward to,” “budget,” “scheduled,” “estimates,” “forecasts,” “will continue,” “intends,” “the intent of,” “have the potential,” “anticipates,” “does not anticipate,” “believes,” “should,” “should not,” or variations of such words and phrases that indicate that certain actions, events or results “may,” “could,” “would,” “might,” or “will,” “be taken,” “occur,” or “be achieved,” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission (“SEC”) or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, but are not limited to, the risks described under the heading “Risk Factors Summary” and in Item 1A—Risk Factors in this Registration Statement.
Readers are cautioned not to place undue reliance on any forward-looking statements contained in this Registration Statement, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this Registration Statement.
Emerging Growth Company Status
We qualify as an “emerging growth company” under the JOBS Act and as defined in Section 2(a) of the Securities Act of 1934, as amended (the “Securities Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies.
As an emerging growth company:
•we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

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•we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•we are permitted to include less extensive narrative disclosures than required of other reporting companies, including with respect to executive compensation.
In this Registration Statement we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and the exemption for auditor attestation over our internal controls, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act or until the earliest of (i) the end of the first fiscal year during which we have total annual gross revenues of $1.235 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iii) the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2.
In addition to the relief described above, the JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. As such, our consolidated financial statements may not be comparable with those of a public company that is not an emerging growth company, or those of a public company that is an emerging growth company that has opted out of using the extended transition period, because of the potential differences in accounting standards used.
See Item 1A — Risk Factors, of this Registration Statement for more information on emerging growth companies.
Industry and Market Data
This Registration Statement contains data concerning the Company’s industry and the markets in which it operates that is based on publicly available third-party sources as well as industry and forecast data prepared by Company management on the basis of its knowledge of the banking industries, gained through its experience and participation in the industry. Company management believes that this data is accurate and that its estimates and assumptions are reasonable. The Company has not independently verified any of the data from third-party sources referred to in this Registration Statement or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon or referred to by such sources. None of these third-party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with this Registration Statement. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in this Registration Statement.

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Item 1.    Business
Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “Virginia BFI”).
The Company is authorized to issue twenty million (20,000,000) shares of common stock, par value $0.50 per share (“Common Stock”), of which there were 7,427,840 outstanding as of the date of this Registration Statement. The Company’s authorized capital also consists of up to two million (2,000,000) shares of serial preferred stock, par value $1.00 (“Serial Preferred Stock”) of which there were no shares issued or outstanding as of the date of this Registration Statement. These authorized capital share amounts reflect a share-split authorized and approved by the Company’s board of directors (the “Board”) and effective November 15, 2022 that provided for a forty-for-one split of the Company’s Common Stock, with each shareholder receiving forty (40) post-split shares for each one (1) share held prior to the split. All share amounts presented throughout this Registration Statement are presented on a post-split basis.
The Company’s Common Stock is currently quoted over the counter on the OTC Markets Group LLC’s Pink Open Market (“OTC PINK”) under the symbol “BHRB.” Concurrent with this Registration Statement, the Company has applied to list its Common Stock with the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BHRB.”
We primarily serve small to medium-sized businesses, their owners and employees, professional corporations, non-profits and individuals with a broad range of banking products and financial services. Some of the products and services that we offer include checking, savings and money market accounts, certificates of deposit, treasury and cash management services, commercial and industrial loans, commercial real estate loans, residential mortgage and commercial construction and development loans, online banking, mobile banking, and wealth & trust services. As of December 31, 2022, we had total consolidated assets of $3.6 billion, gross loans of $1.9 billion, total deposits of $2.9 billion, and total shareholders’ equity of $273 million.
Our Business
We are a community-oriented financial institution. We seek to be the provider of choice for financial solutions to customers who value exceptional personalized service, local decision making, and modern banking technology. Our business involves attracting deposits from local businesses and individual customers and using these deposits to originate commercial, mortgage, and consumer loans in our market area. We also invest in securities consisting primarily of obligations of U.S. government-sponsored entities, municipal obligations, mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, and the subordinated debt of other financial institutions. We are the owner and beneficiary of Company-owned life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.
We are focused on growing business relationships and building core deposits, profitable loans and non-interest income. We believe that we have a solid franchise that meets the financial needs of our clients and communities by providing an array of personalized products and services delivered by seasoned professionals with decisions made at the local level. We strive to be the leading community bank in our markets.
Management believes that the Company is well positioned to build on its core performance to continue to grow profitably. Although we have successfully attracted new associates, providing depth and talent in key positions, additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that would come with sustained growth.

The Federal Reserve, the FDIC, and the Virginia State Corporation Commission, through the Virginia BFI, regulate and monitor operations of the Company and the Bank. The Federal Reserve, the FDIC, and the Virginia BFI conduct periodic onsite and offsite examinations. We must comply with a wide variety of reporting requirements and banking regulations. The laws and regulations governing us generally have been promulgated to protect depositors and the federal deposit insurance funds and not to protect shareholders. Additionally, we must bear the cost of compliance with the reporting and regulations; these costs can be significant and may have an effect on our financial performance.
Market Area
A key factor in our ability to achieve our strategic goals and create shareholder value is the attractiveness of our market area. The market area in which we operate has seen considerable population and economic growth over the past several decades. The most recent economic data suggests that the relative economic strength of our market area will continue, enabling us to further grow our customer base and provide opportunities to grow our market share.
The Company’s primary market area includes northern Virginia and we have over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland (“greater Washington, D.C. area”).
The greater Washington, D.C. area is one of the largest and most well-known Metropolitan Statistical Areas (“MSA”) as it is the sixth largest in the country, according to the U.S. Census Bureau, with over 6.4 million residents. Sixteen of the largest Fortune 500 companies are headquartered within the region. Many employers within this MSA thrive and grow due to a large, well-educated labor force and over 19 colleges and universities. According to the U.S. Census Bureau, nearly 53% of the population has a bachelor’s degree or higher (compared to the U.S. average of 35%). Local academic institutions proactively invest in programs and facilities, particularly in technical fields, which benefit the area’s ability to produce well-trained workers to satisfy the demands of area employers.
With respect to banking statistics in our market, as of June 2022, the region had total deposits of $297 billion, ranking it the 9th largest MSA in the United States in total deposits, according to the FDIC. FDIC data also shows that the top five banks inside the Washington MSA all are mostly nationally chartered and control 65.6% of the area’s deposit base. As of June 2022, our deposits on account were $2.96 billion, or 1.0% market share, ranking the Company 14th in the MSA. Over half of the banks that ranked ahead of the Company are headquartered outside of our market area. Our market area has experienced a significant degree of banking consolidation over the last several decades. We believe that as financial institutions are merged with or acquired by remote, larger institutions, their customers can become further removed from the point of decision making. The consolidation trend provides an opportunity for the Company to execute a focused strategy of offering personalized services to attract potential customers who are underserved or dissatisfied.
We expect the Washington MSA will build upon its rank as a stable and growing economy by fostering education, technological innovation, job creation, capital formation, and economic diversification. We believe the size, growth, economic diversity, and banking consolidation within the Washington MSA, when combined with our business strategy, will provide the Company with excellent opportunities for long-term, sustainable growth.
Strengths
We continually review our product offerings and based on these reviews may selectively add additional products to provide further diversification of our revenue sources and to capture our customers’ full banking relationships. We believe that the following business strengths have been instrumental to the success of our core operations and will enable us to continue profitable growth and to maximize value to our shareholders, while remaining fundamentally sound.
•Community Banking Philosophy. We provide our clients with local decision making and individualized service coupled with products and services comparable to those offered by our larger institutional competitors. As our business lenders, officers, and Bank directors are based in or reside in the communities we serve, we are able to maintain a high level of involvement in local organizations and establish a strong understanding of the banking needs of the respective communities. We believe that our customer-centric business philosophy and service-oriented sales approach enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations. Our mission and philosophy have positioned us well in the communities across our market area and have enabled us to attract and maintain a highly talented and experienced management team.
•Disciplined Credit Culture. In originating loans, our relationship managers focus on experienced business owners with demonstrated capacity to fulfill their financial obligations. Loan officers have relatively low individual discretionary loan authority levels, which generally results in loan committee vetting to uphold appropriate structure and terms prior to approval. Loan committee meetings are held regularly and on an as-needed basis to promote prompt decisions. We utilize an independent, nationally recognized loan review firm to validate our risk ratings and assess our underwriting and loan administration. We believe that our rigorous underwriting and diligent monitoring of the loan portfolio is consistent with our desired risk profile.
•Conservative Balance Sheet and Capital Position. The Bank exceeds the regulatory guidelines to be classified as “well capitalized,” and our balance sheet provides the foundation for prudent growth. The Company has ample liquidity to meet its obligations and fund anticipated loan growth. The Company has retained a nationally recognized asset/liability management consultancy, and we believe our balance sheet is well positioned for organic growth and potential acquisitions.
Competition
The banking business is highly competitive, and we face competition in our market area from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking services, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, finance companies, including “fintech” companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market area and elsewhere.
The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers, and the accelerating pace of consolidation among financial services providers. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting and insurance. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.
Some of our non-banking competitors, such as fintech companies, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than that of the Bank, have greater access to capital markets and can offer a broader range of products and services than the Bank. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer.
We compete with these institutions by focusing on our position as an independent community bank and rely upon relationships established by our officers, directors, and employees with our customers, promotional activities and specialized services tailored to meet the needs of the customers we serve. We strive to provide innovative products to our customers that are value-driven. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. Our management believes that we can compete effectively as a result of local market knowledge, local decision making, awareness of customer needs, and by providing exceptional customer experiences.

Our Products and Services
We emphasize providing traditional banking and wealth management services. Our dedicated relationship managers serve as direct points of contact for owners, management and employees of small and medium-sized businesses. We provide subject matter expertise in a variety of industries: manufacturing, government contractors, distribution, health services, non-profits and associations, professional services, property management companies, and title companies. We focus on customers living and working in and near our service area. We offer retail banking services to accommodate the needs of both corporate customers as well as individuals residing and working in the communities we serve. We also offer digital banking, mobile banking and a remote deposit service, which allows customers to facilitate and expedite deposit transactions through the use of electronic devices. A sophisticated suite of treasury management products is a key feature of our customer focused, relationship driven marketing.
Lending Services
We provide a range of commercial lending services, including commercial real estate loans and commercial and industrial loans, and residential real estate loans to customers generally located or conducting business in our market area. Loan terms, including interest rates, loan-to-value ratios, and maturities, are tailored to meet the needs of the borrower. A special effort is made to keep loan products as flexible as possible within the guidelines of prudent banking practices in terms of interest rate and credit risk.
Our 10 largest borrowing relationships accounted for approximately 21.8% of our total loans at December 31, 2022. With this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credit losses if any one of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified portfolio. While we believe our underwriting standards are designed to manage normal lending risks, it is difficult to determine whether these loans will become non-performing or delinquent, or whether we will hold non-performing or delinquent loans that may adversely affect our future performance. Refer to the Lending Activities section within Item 2—Financial Information for further information regarding the composition of our loan portfolio as of December 31, 2022 and 2021.
Commercial Lending Services
Included in this category are commercial real estate loans and commercial & industrial loans. Our commercial loan clients represent a diverse cross-section of small to mid-size local businesses within our market footprint, whose owners and employees are often established Bank customers. Such banking relationships are a natural business for us, with our long-standing community roots and extensive experience in serving and lending to this market segment.
Commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan. Collateral generally is required to provide us with an additional source of repayment in the event of default by a commercial borrower. The structure of the collateral package, including the type and amount of the collateral, varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged by the borrower, but generally may include real estate, accounts receivable, inventory, equipment or other assets. Loans also may be supported by personal guarantees from the principals of the commercial loan borrowers. The financial condition and cash flow of commercial borrowers are closely monitored through the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required information depends upon the size and complexity of the credit and the collateral that secures the loan. Credit risk for commercial loans arises from borrowers lacking the ability or willingness to repay the loan and, in the case of secured loans, by a shortfall in the collateral value in relation to the outstanding loan balance in the event of a default and subsequent liquidation of collateral. A risk rating system is applied to the commercial loan portfolio to measure credit risk and differentiate the level of risk posed by individual credits.
Commercial Real Estate Loans
Our commercial real estate loans consist of both loans secured by owner-occupied properties and nonowner-occupied properties ("investor real estate loans"). The commercial real estate categories contain mortgage loans to developers and owners of commercial real estate. Commercial real estate loans are governed by the same lending policies and subject to credit risk as previously described for commercial loans. Commercial real estate loans secured by owner-occupied properties are based upon the borrower’s financial condition and the ability of the borrower and the business to provide for repayment. Investor real estate loans secured by nonowner-occupied properties involve investment properties for multi-family, warehouse, retail, and office space with a history of occupancy and cash flow. We seek to reduce the risks associated with commercial mortgage lending by generally lending in our market area, focusing on debt service coverage ratio, using conservative loan-to-value ratios and obtaining periodic financial statements and tax returns from borrowers to perform loan reviews. In addition, when underwriting specific loans, the proposed debt should be supported by cash flows that are stable, predictable, diverse, and sufficient for adequate repayment at acceptable margins. Furthermore, we stress test each aspect of the cash flow including stressing the interest rate levels.
It is also our general policy to obtain personal guarantees from the principals of the borrowers and to underwrite the business entity from a cash flow perspective. Interest rate risks are managed by using either floating interest rates or by fixing rates that reset at the end of the first five years then convert to a margin-adjusted applicable index. While loan amortizations may be approved for up to 360 months, each loan generally has a call provision (maturity date) of five to ten years. An additional portion of the commercial real estate lending business extends to providing commercial construction financing of owner-occupied properties as well as non-owner occupied properties. Construction lending on these properties is based upon the provision for repayment based on cash flow, collateral values and loan-to-value ratios. Typically, these loans have guarantees, an amount of owner equity in the project and an assessment of economic feasibility and viability related to each project. Terms of each loan are based upon current pricing and the extent of the project.
Commercial & Industrial Loans
We also originate commercial & industrial (“C&I”) loans. C&I term loans are made to provide funds for equipment and general corporate needs. This loan category is designed to support borrowers who have a proven ability to service debt. We generally require a first lien position on all collateral and require guarantees from owners having at least a 10% interest in the involved business. Interest rates on C&I term loans are generally floating or fixed for a term not to exceed seven years. Management monitors industry and collateral concentrations to avoid loan exposures to a large group of similar industries or similar collateral. C&I loans are evaluated for historical and projected cash flow attributes, balance sheet strength, and primary and alternate resources of personal guarantors. C&I term loan documents require borrowers to forward regular financial information on both the business and personal guarantors. Loan covenants require at least annual submission of complete financial information and in certain cases this information is required monthly, quarterly or semi-annually, depending on the degree to which we desire information resources for monitoring a borrower’s financial condition and compliance with loan covenants. Examples of properly margined collateral for loans, as required by our policy, would be an 80% advance on the lesser of appraised value or recent sales price on commercial property, an 80% or less advance on eligible receivables, a 50% or less advance on eligible inventory and an 80% advance on appraised residential property. Collateral borrowing certificates may be required to monitor certain collateral categories on a monthly or quarterly basis. Loans may require personal guarantees. Key person life insurance may be required as appropriate and as necessary to mitigate the risk of loss of a primary owner or manager.
Commercial lines of credit are granted to finance a business borrower’s short-term credit needs and/or to finance a percentage of eligible receivables and inventory. In addition to the risks inherent in term loan facilities, line of credit borrowers typically require additional monitoring to protect the lender against increasing loan volumes and diminishing collateral values. Commercial lines of credit are generally revolving in nature and require close scrutiny. We generally require at least an annual out of debt period (for seasonal borrowers) or regular financial information (monthly or quarterly financial statements, borrowing base certificates, etc.) for borrowers with more growth and greater permanent working capital financing needs. Advances against collateral value are limited. Lines of credit and term loans to the same borrowers generally are cross-defaulted and cross-collateralized. Interest rate charges on this group of loans generally float at a factor at or above the prime lending rate.

Residential Real Estate Loans
The residential real estate category contains loans principally to consumers secured by residential real estate. Loans for residential real estate may carry either a fixed rate of interest or an adjustable rate over the life of loan. Adjustable rate mortgage (“ARM”) loans have a 30-year amortization period with a fixed rate of interest for the first five, seven or ten years, re-pricing at stated interval thereafter at a predetermined spread to an index. Our residential real estate lending policy requires each loan to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios, and collateral values. Credit risk for residential real estate loans arises from borrowers lacking the ability or willingness to repay the loan or by a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default and subsequent liquidation of the real estate collateral. The residential real estate portfolio includes both conforming and non-conforming mortgage loans.
Conforming mortgage loans represent loans originated in accordance with underwriting standards set forth by government-sponsored entities (“GSEs”), including the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and the Government National Mortgage Association (“Ginnie Mae”), which serve as the primary purchasers of loans sold in the secondary mortgage market by mortgage lenders. These loans are generally collateralized by one-to-four-family residential real estate, have loan-to-collateral value ratios of 80% or less or have mortgage insurance to insure down to 80%, and are made to borrowers in good credit standing. In recent years, we have sold the majority of new mortgage loan production in the secondary market. For any loans retained by us, title insurance insuring the priority of our mortgage lien, as well as fire and extended coverage casualty insurance protecting the properties securing the loans is required. Borrowers may be required to advance funds with each monthly payment of principal and interest to a loan escrow account from which we make disbursements for items such as real estate taxes and mortgage insurance premiums. Appraisers approved by us appraise the properties securing substantially all of our residential mortgage loans.
Non-conforming mortgage loans represent loans that generally are not saleable in the secondary market to the GSEs for inclusion in conventional mortgage-backed securities due to the credit characteristics of the borrower, the underlying documentation, the loan-to-value ratio, or the size of the loan, among other factors. We originate non-conforming loans for our own portfolio and for sale to third-party investors, usually large mortgage companies, under commitments by the mortgage company to purchase the loans subject to compliance with pre-established investor criteria. Non-conforming loans generated for sale include loans that may not be underwritten using customary underwriting standards. These loans typically are held after funding for thirty days or less, and are included in residential mortgages held for sale. We may sell both conforming and non-conforming loans on either a servicing released or servicing retained basis.
Investment Activities
The Bank balances its liquidity needs based on loan and deposit growth through the investment portfolio and purchased funds. It is the Bank’s goal to provide adequate liquidity to support the loan growth of the Bank. In the event the Bank has excess liquidity, investment securities are used to generate additional income. In the event deposit growth does not fully support the Bank’s loan growth, the Bank may utilize third-party deposit listing services to obtain brokered certificates of deposit, access secured advances with the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond, and access unsecured federal fund lines of credit from correspondent banking relationships. The Bank may also incorporate a combination of sales of investment securities or Federal Funds purchased to augment the Bank’s funding position.
The current investment policy authorizes the Bank to invest in debt securities issued by the United States Government, agencies of the United States Government, or United States Government-sponsored enterprises. The policy permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae. The investment policy also permits investments in federal funds and deposits in other insured institutions. In addition, management is authorized to invest in investment grade state and municipal obligations, private mortgage-backed securities, and the subordinated debt of other financial institutions. The Company is also the beneficiary of life insurance policies on certain current and former Bank employees. These policies generate income and can be liquidated, if necessary, with associated tax costs.

Generally accepted accounting principles require that, at the time of purchase, the Bank designate a security as “held-to-maturity,” “available-for-sale,” or “trading,” depending on our ability and intent to hold such security. Debt securities available-for-sale are reported at fair value, while debt securities held-to-maturity are reported at amortized cost. The Bank does not maintain a trading or a held-to-maturity portfolio.
The investment portfolio is actively managed and consists of investments classified as available-for-sale and under the available-for-sale classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by ASC 320 Investments - Debt & Equity Securities. Additionally, the investment portfolio is used to balance the Bank’s asset and liability position. The Bank invests in fixed rate or floating rate instruments as necessary to reduce interest rate risk exposure.
Our investment policy is reviewed annually by our Board. The Company’s Board has delegated the responsibility of monitoring our investment activities to management consistent with the requirements of the Bank’s Asset Liability Management policy. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.
Deposit Activities
Deposits are the major source of funding for the Bank. The Bank offers a broad array of consumer and commercial deposit products that include digital banking, demand, negotiable order of withdrawal (“NOW”), money market and savings accounts as well as certificates of deposit. The Bank typically pays a competitive rate on the interest-bearing deposits. As a relationship-oriented organization, we seek generally to obtain deposit relationships with our loan clients. As the Bank’s overall balance sheet positions dictate, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use wholesale deposits through other sources.
Other Services
Our business solutions include small business and commercial checking and savings options as well as investments via our wealth management group. Treasury management solutions include a suite of digital banking, payables, receivables, risk management and automated cash flow such as enhanced reporting, automated clearing house (“ACH”), wires, remote deposit capture, bill pay, lockbox, credit and debit cards, merchant services, fraud protection and deposit and loan sweeps.
Employees
As of December 31, 2022, we had 411 full-time employees. None of our employees are covered by a collective bargaining agreement.
We consider our diverse employee base and our culture to be a competitive advantage. Our employees are from 60 different countries across the world, whether by birth or descent. This diversity provides us the opportunity to serve our customers, communities and each other in meaningful and impactful ways that result in long lasting relationships. Our overall human capital strategy focuses on attracting, engaging, and retaining qualified, diverse, and innovative talent at all levels of the Company. We are a committed equal opportunity employer and all qualified candidates receive consideration for employment without regard to race, color, religion, national origin, age, disability, sex, sexual orientation, gender, gender identity, pregnancy, genetic information, or other characteristics protected by applicable law. Beyond nondiscrimination compliance, we are committed to maintaining a workforce committed to our core values to inspire trust, act with integrity, respect one another, and embrace our differences.
We seek to actively listen to our employees throughout the year using a defined and continual listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, and other top of mind topics. These surveys allow us to respond to employee concerns, benefit from employee perspectives, and better design and develop processes to support our Company culture. Employees can learn about changes through our ongoing employee updates or employee town hall meetings delivered by senior management.

Training and Development
Our success depends not only on attracting and retaining talented employees, but also in developing our current employees and providing opportunities for their growth. We offer our employees numerous live and on-demand training programs and resources to help them build knowledge and improve skills. These trainings include mandatory programs, as well as recommended programs in areas including leadership development, technical skills, and diversity, equity, and inclusion.
Wellness and Safety
The Company emphasizes the safety and well-being of our employees as a top priority. We define wellness comprehensively and include mental, physical, emotional, financial, psychological, and environmental considerations. We offer a competitive compensation and benefits package and support dedicated campaigns that communicate directly to employees about wellness. Employee well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies.
We provide a competitive compensation and benefits program to our employees. In addition to salaries, these programs include annual bonus opportunities, a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off and an employee assistance program.
General Corporate Information
Our headquarters is located at 100 S. Fairfax Street, Alexandria, Virginia 22314 and our telephone number at that address is 703-549-2304. Additional information can be found on our website at https://www.burkeandherbertbank.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this Registration Statement.
Public Information
After this Registration Statement becomes effective, we will become subject to the reporting requirements of Section 13(a) under Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act. Our SEC filings will be available to the public on the SEC’s Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://investor.burkeandherbertbank.com.
Supervision and Regulation
The Company and the Bank are highly regulated under both federal and state laws. The following description briefly addresses certain provisions of federal and state laws and regulations, and their potential effects on the Company and the Bank. To the extent statutory or regulatory provisions or proposals are described in this Registration Statement, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.
The Company
General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), the Company is subject to supervision, regulation and examination by the Federal Reserve. The Company is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia BFI.
Enacted in 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has significantly changed the financial regulatory regime in the United States. Since the enactment of the Dodd-Frank Act, U.S. banks and financial services firms, such as the Company and the Bank, have been subject to enhanced regulation and oversight. Several provisions of the Dodd-Frank Act remain subject to further rulemaking, guidance, and interpretation by the federal banking agencies; moreover, certain provisions of the Dodd-Frank Act that were implemented by federal agencies have been revised or rescinded pursuant to legislative changes adopted by the U.S. Congress.
Enacted in 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “EGRRCPA”) amended certain provisions of the Dodd-Frank Act as well as statutes administered by the Federal Reserve and the FDIC. Certain provisions of the Dodd-Frank Act and changes thereto resulting from the enactment of EGRRCPA that may affect the Company and the Bank are discussed below in more detail.
Permitted Activities. The permitted activities of a bank holding company are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be closely related to banking or managing or controlling banks. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such an activity.
Bank Acquisitions; Change in Control. The BHCA and related regulations require, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless its already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, any outstanding regulatory compliance issues of any institution that is a party to the transaction, the projected capital ratios and levels on a post-acquisition basis, the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction, the parties’ managerial resources and risk management and governance processes and systems, the parties’ compliance with the Bank Secrecy Act (“BSA”) and anti-money laundering requirements, and the acquiring institution’s performance under the Community Reinvestment Act of 1977 and compliance with fair housing and other consumer protection laws.
On July 9, 2021, the President of the United States of America issued an Executive Order on Promoting Competition in the American Economy, which, among other initiatives, encouraged the review of current practices and adoption of a plan for the revitalization of merger oversight under the BHCA and the Bank Merger Act. On March 25, 2022, the FDIC published a Request for Information seeking information and comments regarding the regulatory framework that applies to merger transactions involving one or more insured depository institutions. Making any formal changes to the framework for evaluating bank mergers would require an extended process, and any such changes are uncertain and cannot be predicted at this time. However, the adoption of more expansive or stringent standards may have an impact on the Company’s ability to engage in acquisition activities. Additionally, this Executive Order could influence the federal bank regulatory agencies’ expectations and supervisory oversight for banking acquisitions.
Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if any individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

In addition, Virginia law requires prior approval from the Virginia BFI for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.
Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources to support the Bank, including at times when the Company may not be in financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to the priority of payment.
Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution insolvency, receivership, or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became “undercapitalized,” or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.
Under the Federal Deposit Insurance Act (“FDIA”), federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, data security, loan documentation, credit underwriting, interest rate exposure, risk management vendor management, corporate governance, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.
Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “The Bank – Capital Requirements.” Subject to its capital requirements and certain other restrictions, the Company is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid by the Bank to the Company.
Limits on Dividends, Capital Distributions, and Other Payments. The Company is a legal entity, separate and distinct from its Bank subsidiary. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company, to the payment of dividends by the Company to its shareholders, and to the repurchase by the Company of outstanding shares of its capital stock. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to the Company. Under current regulations, prior approval from the Federal Reserve is required if cash dividends declared by the Bank or the Company may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit the Bank and the Company from engaging in unsafe or unsound practices in conducting their respective businesses. The payment of dividends, or the repurchase of outstanding capital stock, depending on the financial condition of the Bank or the Company, could be deemed to constitute such an unsafe or unsound practice.
Under the FDIA, insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if after making such distributions the institution would become “undercapitalized” (as such term is used in the statute).

The Company may receive fees from or pay fees to its affiliated companies for expenses incurred related to certain activities performed by or for the Company for the benefit of its affiliated companies or for its benefit. These fees are charged to/received from each affiliated company based upon various specific allocation methods measuring the estimated usage of such services by that company. The fees are eliminated from reported financial statements in the consolidation process.
The Bank
General. The Bank is supervised and regularly examined by the FDIC and the Virginia BFI. The various laws and regulations administered by the bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and the acquisition of financial institutions and other companies. These laws and regulations also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, credit policies, the types of business conducted, and the location of offices. Certain of these laws and regulations are referenced above under “The Company.”
Capital Requirements. The Federal Reserve and the other federal banking agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.
The Federal Reserve has adopted final rules regarding capital requirements and calculations of risk-weighted assets to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. These rules require the Bank to comply with the following minimum capital ratios: (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of 4.5%, plus a 2.5% capital conservation buffer, resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the 2.5% capital conservation buffer, resulting in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of total risk-based capital to risk-weighted assets of 8.0%, plus the 2.5% capital conservation buffer, resulting in a minimum total risk-based capital ratio of 10.5%, and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets. The capital conservation buffer, which was phased in ratably over a four-year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and discretionary compensation paid to certain officers, based on the amount of the shortfall.
The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Company were 17.97%, 17.97%, and 18.88%, respectively, as of December 31, 2022, thus exceeding the minimum requirements for “well capitalized” status. The Tier 1, common equity Tier 1, and total capital to risk-weighted asset ratios of the Bank were 17.89%, 17.89%, and 18.81%, respectively, as of December 31, 2022, also exceeding the minimum requirements for “well capitalized” status. See Note 11— Regulatory Capital Matters, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company (the “Notes to Consolidated Financial Statements”) for additional information.
As directed by the EGRRCPA, on November 4, 2019, the federal banking agencies jointly issued a final rule that permits qualifying banks that have less than $10 billion in total consolidated assets to elect to be subject to a 9% “community bank leverage ratio” (“CBLR”). Under the final rule, a qualifying bank that has chosen the proposed framework would not be required to calculate the existing risk-based and leverage capital requirements and would be considered to have met the capital ratio requirements to be “well capitalized” under “prompt corrective action” rules provided it has a CBLR greater than 9%. The Bank has not yet opted into the CBLR framework, but continues to assess the potential impact of making this election as part of its ongoing capital management and planning processes.
In 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial institutions to estimate and establish an allowance for credit losses using a current expected credit loss (“CECL”) model. The CECL model will estimate credit losses over the lifetime of our financial assets measured at amortized cost at the date of origination or acquisition, as opposed to reserving for incurred or probable losses through the balance sheet date. The Company will be required to implement ASU 2016-13 on January 1, 2023, and upon implementation, will recognize a one-time cumulative effect adjustment to the allowance through retained earnings as a result of applying this ASU. The Federal Reserve and FDIC have adopted a rule providing for an optional three-year phase-in period for the day-one adverse regulatory capital effects upon adopting the standard. See Item 2 — Financial Information — Recent Accounting Developments of this Registration Statement for further information regarding the implementation of CECL.
Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to “undercapitalized” depository institutions. As described above, the final rules to implement the Basel III regulatory capital framework also integrated new requirements into the “prompt corrective action” framework. “Well capitalized” institutions may generally operate without additional supervisory restriction. With respect to “adequately capitalized” institutions, such banks cannot normally pay dividends or make any capital contributions that would leave the bank “undercapitalized;” they cannot pay a management fee to a controlling person if after paying the fee, it would be “undercapitalized;” and they cannot accept, renew, or rollover any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.
Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an “undercapitalized” institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the Deposit Insurance Fund of the FDIC (“DIF”), subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly “undercapitalized” and “critically undercapitalized” institutions.
To be “well-capitalized” under the federal banking agencies’ “prompt corrective action” regulations adopted pursuant to Section 38 of the FDIA, banks must maintain a minimum Tier 1 leverage ratio of 5.0%, a minimum common equity Tier 1 capital ratio of 6.5%, a minimum Tier 1 capital ratio of 8.0%, and a minimum total capital ratio of 10.0%. The Bank met the definition of being “well capitalized” as of December 31, 2022 and 2021. See “The Bank – Capital Requirements,” above.
Deposit Insurance. The deposits of the Bank are insured up to applicable limits by the DIF. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.
The Bank is subject to deposit insurance assessments to maintain the DIF. Deposit insurance pricing is based on CAMELS composite ratings and certain other financial ratios to determine assessment rates for small-established institutions with less than $10 billion in assets. The CAMELS rating system is a supervisory rating system designed to take into account and reflect all financial and operational risks that a bank may face, including Capital adequacy, Asset quality, Management capability, Earnings, Liquidity, and Sensitivity to market risk (“CAMELS”). CAMELS composite ratings set a maximum insurance assessment for CAMELS 1 (highest) and 2 rated banks and set minimum assessments for lower rated institutions.
In March 2016, the FDIC implemented by final rule certain Dodd-Frank Act provisions by raising the DIF’s minimum reserve ratio from 1.15% to 1.35%. The FDIC imposed a 4.5 basis point annual surcharge on insured depository institutions with total consolidated assets of $10 billion or more. The rule granted credits to smaller banks for the portion of their regular assessments that contributed to increasing the reserve ratio from 1.15% to 1.35%. For the years ended December 31, 2022, 2021 and 2020, the Company recorded expense of $958,000, $920,000, and $460,000, respectively, for FDIC insurance premiums.
On October 18, 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. This increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2%. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%.
Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Bank to engage in transactions with related parties or “affiliates,” or to make loans to insiders, is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between the Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Bank generally may not purchase securities issued or underwritten by affiliates.
Loans to executive officers, directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of a bank are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act, relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers.
Community Reinvestment Act. The Bank is subject to the requirements of the Community Reinvestment Act of 1977 (the “CRA”). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities they serve, including low-income and moderate-income neighborhoods. If the Bank receives a rating from the FDIC of less than “satisfactory” under the CRA, restrictions on operating activities would be imposed. In addition, in order for a bank holding company, like the Company, to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the bank holding company must have received a rating of at least “satisfactory” in its most recent examination under the CRA. The Bank received a “satisfactory” CRA rating in its most recent examination, dated April 27, 2020.
On May 5, 2022, the federal bank regulatory agencies issued a joint proposal to strengthen and modernize regulations issued under the CRA, including but not limited to incorporating online and mobile banking, branchless banking and hybrid models into CRA assessment areas. The comment period for the joint proposal closed on August 5, 2022 and no final rule has been issued as of the date of this Registration Statement. The Bank anticipates that final and formal changes to interagency CRA regulations will require an extended process, and any such changes are uncertain and cannot be predicted at this time.
Federal Home Loan Banks (“FHLBs”). The Bank is a member of the FHLB of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region, and makes loans to its members in accordance with policies and procedures established by the board of directors of the applicable FHLB. As a member, the Bank must purchase and maintain stock in the FHLB of Atlanta.
Privacy Legislation. Several laws, including the Right to Financial Privacy Act and the Gramm-Leach-Bliley Act (“GLB Act”), and related regulations issued by the federal bank regulatory agencies, provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice to and approval from the customer.
In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which went into effect on January 1, 2023. The VCDPA grants Virginia residents the right to access, correct, delete, know, and opt-out of the sale and processing for targeted advertising purposes of their personal information, similar to the protections provided by similar consumer data privacy laws in California and in Europe. The VCDPA also imposes data protection assessment requirements and authorizes the Attorney General of Virginia to enforce the VCDPA, but does not provide a private right of action for consumers. As a financial institution subject to the GLB Act, the Bank is exempt from the VCDPA, but certain third-party vendors of the Company or the Bank will be subject to the VCDPA, which may impact the products or services that we obtain from those vendors.
Collectively, these privacy laws and regulations impose compliance costs and create obligations and, in some cases, reporting obligations, and compliance with these laws, regulations, and obligations may require significant resources of the Company and the Bank.
Anti-Money Laundering Laws and Regulations. The Bank is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities (“AML laws”). This category of laws includes the BSA, the Money Laundering Control Act of 1986, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the Anti-Money Laundering Act of 2020.
The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Bank has implemented appropriate internal practices, procedures, and controls.
Reporting Terrorist Activities. The Office of Foreign Assets Control (“OFAC”), which is a division of the Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various executive orders and acts of Congress. OFAC has sent, and will send, our bank regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the Federal Bureau of Investigation. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.
Consumer Financial Protection. The Bank is subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. If the Bank fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions the Bank may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.
The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the “CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB is responsible for implementing, examining, and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets. While the Bank, like all banks, is subject to federal consumer protection rules enacted by the CFPB, because the Company and the Bank have total consolidated assets of less than $10 billion, the FDIC oversees most consumer protection aspects of the Dodd-Frank Act and other laws and regulations applicable to the Bank.
The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself or herself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Further regulatory positions taken by the CFPB may influence how other regulatory agencies may apply the subject consumer financial protection laws and regulations.
Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. If the Company or the Bank fails to meet the expectations set forth in this regulatory guidance, the Company or the Bank could be subject to various regulatory actions and any remediation efforts may require significant resources of the Company or the Bank.
On November 18, 2021, the federal bank regulatory agencies issued a final rule, with compliance required as of May 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution’s: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

Cybersecurity risk is a key factor in assessing the Company’s overall operational and regulatory risk and is a component of our overall information security protocols. The Company maintains a formal information security management program designed, in part, to identify risks to sensitive information, protect that information, detect threats and events and maintain an appropriate response and recovery capability to help ensure resilience against information security incidents. The program includes, among other things, 24x7 monitoring of all critical infrastructure, active threat hunting, and endpoint Extended Detection and Response (“XDR”) capabilities, to assist with prevention of attacks from advanced adversaries. This monitoring and response is reinforced with regular vulnerability scanning/remediation and penetration testing and includes an annual risk assessment. All employees receive security training upon hiring, annual refresher training for all employees and phishing exercises to raise employee awareness. Information security protocols are a part of the Company’s Information Security Policy that is reviewed and approved annually by the Company’s Board. The proper ongoing oversight of cybersecurity risk is accomplished primarily through the Information Technology Steering Committee, comprised of management, the Regulatory Risk Committee and the Enterprise Risk Management Committee, both comprised of management and members of the Board. Through these committees the Company keeps abreast of significant matters of actual, threatened or potential breaches of cybersecurity protocols, monitors the effectiveness of the program through regular review of key metrics and assessment reports, discusses topical events requiring consideration and, if necessary, recommends changes to the Information Security Policy for approval by the Company’s Board. In addition to regular reports from these committees, the Board receives regular reports from management on material cybersecurity risks and the Company's efforts to combat threats to its digital infrastructure. The Company also maintains specific cyber insurance through its corporate insurance program, the adequacy of which is subject to review and oversight by the Company’s Board. With increased focus on cybersecurity, the Company and the Bank continue to monitor legislative, regulatory and supervisory developments related thereto.
Incentive Compensation. The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets, that encourage inappropriate risks by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees, or benefits that could lead to material financial loss to the financial institution. The proposed rules outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution, and establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed, and a final rule has not yet been published. If the rules are adopted as proposed, they will restrict the manner in which executive compensation is structured.
Mortgage Banking Regulation. In connection with making mortgage loans, the Bank is subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. The Bank is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. The Bank’s mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of any bank to accept, renew or roll over any brokered deposit unless it is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” However, as a result of EGRRCPA, the FDIC undertook a comprehensive review of its regulatory approach to brokered deposits, including reciprocal deposits, and interest rate caps applicable to banks that are less than “well capitalized.” On December 15, 2020, the FDIC issued rules to revise brokered deposit regulations in light of modern deposit-taking methods. The rules established a new framework for certain provisions of the “deposit broker” definition and amended the FDIC’s interest rate methodology calculating rates and rate caps. The rules became effective on April 1, 2021. The Bank has not experienced any material impact to its operations as a result of the rules.
Future Regulation
From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company and the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company or the Bank.
Effect of Governmental Monetary Policies
The Company’s operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve uses monetary policy tools to impact money market and credit market conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments, and deposits; they affect market interest rates charged on loans or paid for time and savings deposits, and can significantly influence employment and inflation rates. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including the Company, in the past and are expected to do so in the future.
Reporting Obligations under Securities Laws
Upon the effectiveness of this Registration Statement, the Company will be subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly, and other reports with the SEC. The Company’s SEC filings will be posted and available at no cost on its website as soon as reasonably practicable after the reports are filed electronically with the SEC. The Company’s website address is at http://investor.burkeandherbertbank.com. The information on the Company’s website is not incorporated into this report or any other filing the Company makes with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 1A.    Risk Factors
An investment in our Common Stock involves risks and uncertainties. In addition to the other information set forth in this Registration Statement, including information addressed under “Disclosure Regarding Forward-Looking Statements,” investors in our Common Stock should carefully consider the factors discussed below. These factors could materially and adversely affect our business, financial condition, liquidity, results of operations, and capital position and could cause our actual results to differ materially from our historical results or the results contemplated by the forward-looking statements contained in our Registration Statement, in which case the trading price of our Common Stock could decline. The Risk Factors Summary that follows should be read in conjunction with the detailed description of risk factors below.
Risk Factor Summary
oRisk Related to Our Lending Activities
•We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.
•Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.
•If our non-performing assets increase, our earnings will be adversely affected.
•Our focus on lending to small to medium-sized businesses may increase our credit risk.
•Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
•We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as large lending relationships.
•We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with foreclosure and the ownership of real property.
•A significant percentage of our loans are attributable to a relatively small number of borrowers.
•The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.
oRisks Related to Funding and Liquidity
•Loss of deposits or a change in deposit mix could increase our cost of funding.
•Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.
oRisks Related to Our Business, Industry, and Markets
•We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
•Our financial performance may be negatively affected if we are unable to execute our strategy.
•Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
•We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
•We are dependent on our management team and key employees.
•Changes in interest rates and monetary policy may negatively affect our earnings, income and financial condition as well as the value of our assets.
•Adverse developments or concerns affecting the financial services industry in general, or other financial institutions, such as recent developments involving certain regional financial institutions, could adversely affect our financial condition and results of operations.
oRisks Related to Our Operations
•We face risks related to our operational, technological and organizational infrastructure.
•System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs, litigation and other liabilities.
•We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.

•We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.
•We are subject to claims and litigation pertaining to intellectual property.
•We may be adversely affected by the lack of soundness of other financial institutions or other market participants.
•Our risk management framework may not be effective in mitigating risks and/or losses to us.
•Demand for the Company’s services is influenced by general economic and consumer trends beyond the Company’s control, including events such as global pandemics and geopolitical conflict.
oRisks Related to Our Regulatory Environment
•Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
•We are subject to stringent capital requirements, which could have an adverse effect on our operations.
•We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
•We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
•Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
•The expected replacement or discontinuation of the London Interbank Offered Rate (“LIBOR”) as a benchmark interest rate and a transition to an alternative reference interest rate could present operational problems and result in market disruption.
•Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
•Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to Environmental, Social, and Governance (“ESG”) practices may impose additional costs on us or expose us to new or additional risks.
oRisks Related to an Investment in Our Common Stock
•Our Common Stock currently has a limited trading market and is thinly traded, and a more liquid market for our Common Stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.
•We currently qualify as an “emerging growth company” and the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our Common Stock less attractive to investors.
•The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
•If we fail to design, implement, and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
•We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
•An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.
•Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.

Risk Related to Our Lending Activities
We may not be able to measure and limit our credit risk adequately, which could adversely affect our profitability.
Our business depends on our ability to successfully measure and manage credit risk. As a lender, we are exposed to the risk that the principal of, or interest on a loan will not be paid timely, or at all, or that the value of any collateral supporting a loan will be insufficient to cover our outstanding exposure. In addition, we are exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. If the overall economic climate in the United States, generally, or in our market specifically, experiences material disruption, our borrowers may experience difficulties in repaying their loans, the collateral we hold may decrease in value or become illiquid, and the level of non-performing loans, charge-offs and delinquencies could rise and require significant additional provisions for loan losses. Additional factors related to the credit quality of multifamily residential, real estate construction and other commercial real estate loans include the quality of management of the business and tenant vacancy rates.
The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions. Credit risk policies and procedures and credit-related risks are reviewed and approved by multiple committees that assess credit risk and enterprise-wide risks. Our risk management practices, such as monitoring the concentration of our loans within specific markets and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have an adverse effect on our business, financial condition and results of operations.
Our allowance for loan losses may be inadequate to absorb probable losses inherent in the loan portfolio.
We maintain an allowance for loan losses to cover estimable and observable loan losses inherent in our portfolio. Every loan we make carries a certain risk of non-repayment, and we make various assumptions and judgments about the collectability of our loan portfolio including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and the performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loss allowance will be adequate in the future. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to the allowance. Excessive loan losses could have a material adverse impact on our financial condition and results of operations. As of December 31, 2022, the allowance for loan losses was $21.0 million or 1.11% of total gross loans.
Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans, temporary modifications, loan forgiveness, automatic forbearance and other factors, both within and outside of our control, may result in higher levels of non-performing assets and charge-offs, causing us to incur loan losses in excess of our current allowance for loan losses, requiring us to make material additions to our allowance for loan losses, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition and results of operations could be adversely affected at that time.
On January 1, 2023, the Current Expected Credit Loss (“CECL”) standard becomes effective for the Company. The CECL standard requires us to record, at the time of origination, credit losses expected throughout the life of our loans as opposed to the previous approach of recording losses when it became probable that a loss event had occurred. Accordingly, our allowance for loan losses may experience more fluctuations under the CECL model than it has in the past, which could in turn result in more volatility in our provision for loan losses and, therefore, earnings.
If our non-performing assets increase, our earnings will be adversely affected.
At December 31, 2022, we had $5.5 million in non-performing assets. Non-performing assets consist of non-accrual loans, loans 90 days or more past due and still accruing interest, and other real estate owned. Non-performing assets held by the Company will adversely affect our net income in various ways:
•we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;
•we must provide for probable loan losses through a current period charge to the provision for loan losses;
•non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;
•there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and
•the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.
If borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase, which could have a material adverse effect on our financial condition and results of operations.
Our focus on lending to small to medium-sized businesses may increase our credit risk.
We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital access or borrowing capacity than larger entities, frequently have smaller market shares than their competition, and may be more vulnerable to economic downturns. These businesses also often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. These factors may be especially true given the effects of global macroeconomic conditions, including volatility and market factors related to or caused by the COVID-19 pandemic, other health crises, global political conflict, rising interest rates, labor market volatility, and instability in financial markets. If general economic conditions in the markets in which we operate negatively impact this customer segment, our results of operations and financial condition and the value of our Common Stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. The deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Adverse changes in the real estate market or economy in our market area could lead to higher levels of problem loans and charge-offs, adversely affecting our earnings and financial condition.
We make loans primarily to borrowers in the Washington, D.C. MSA, focusing on the Virginia counties of Arlington, Fairfax, Loudoun and Prince William and the independent cities located within those counties, and Washington D.C. and its Maryland suburbs. We have a substantial portion of our loans secured by real estate. These concentrations expose us to the risk that adverse developments in the real estate market, or in the general economic conditions in such areas, or the continuation of such adverse developments, could increase the levels of non-performing loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses. Additionally, if economic conditions in the area deteriorate, or there is volatility or weakness in the economy or any significant sector of the economy in our markets, our ability to develop our business relationships may be diminished, the quality and collectability of our loans may be adversely affected, our provision for loan losses may increase, the value of collateral may decline and loan demand may be reduced.
We are exposed to higher credit risk by commercial real estate, commercial and industrial and construction and development-based lending as well as large lending relationships.
Commercial real estate, commercial and industrial and construction and development-based lending usually involve higher credit risks than 1-4 family residential real estate lending. As of December 31, 2022, the following loan types accounted for the stated percentages of our loan portfolio: commercial real estate (both owner-occupied and non-owner occupied) – 65.5%; commercial and industrial - 2.8%; and construction and land - 5.0%. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure. As of December 31, 2022, we had 15 relationships that each had over $25 million of outstanding borrowings. While we are not dependent on any of these relationships and while none of these large relationships have directly impacted our allowance for loan losses, a deterioration of any of these large credits could require us to increase our allowance for loan losses or result in significant losses.
Commercial and industrial loans and owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself, which in turn can be dependent upon general economic conditions remaining stable. In addition, the assets securing the loans depreciate over time, are difficult to appraise and liquidate, and fluctuate in value based on the success of the business.
Real estate construction and development loan lending involves additional risks because funds are advanced based on the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs (particularly given recent volatility in supply chains, the availability of raw materials, and general economic conditions) and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.
Additionally, commercial real estate loans, commercial and industrial loans and construction and development loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with foreclosure and the ownership of real property.
Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned (“OREO”) could have an adverse effect on our business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, including in response to the COVID-19 pandemic. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition and results of operations.
A significant percentage of our loans are attributable to a relatively small number of borrowers.
Our 10 largest borrowing relationships accounted for approximately 21.8% of our total loans at December 31, 2022. Our largest single borrowing relationship accounted for approximately 3.4% of our loans at December 31, 2022. The loss of any combination of these borrowers, or a significant decline in their borrowings due to fluctuations related to their business needs or as a result of general economic conditions, could adversely affect our results of operations if we are unable to replace their borrowings with similarly priced new loans or investments. In addition, with this concentration of credit risk among a limited number of borrowers, we may face a greater risk of material credits losses if any one or several of these borrowers fail to perform in accordance with their loans, compared to a bank with a more diversified loan portfolio.
The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.
In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of OREO that we acquire through foreclosure proceedings and to determine loan impairments.
If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, if any, and our allowance for loan losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan losses could have an adverse effect on our business, financial condition and results of operations. The Company did not have any OREO as of December 31, 2022.

Risk Related to Funding and Liquidity
Loss of deposits or a change in deposit mix could increase our cost of funding.
Deposits are generally a low cost and stable source of funding. We compete with banks and other financial institutions for deposits. Funding costs may increase if we lose deposits and are forced to replace them with more expensive sources. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.
Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.
Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms that are acceptable to us, could be impaired by factors that affect us specifically, the financial services industry or the economy in general. Factors that could detrimentally affect our access to liquidity sources include, among other things, a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated and an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets, rising interest rates, the possibility of the U.S. government defaulting on its debt, or negative views and expectations about the prospects for the financial services industry.
Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, loan demand may exceed the rate at which we are able to build core deposits for which there is substantial competition from a variety of different competitors, so we may rely on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our net interest margin and operating results.

Risks Related to Our Business, Industry and Markets
We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.
We have many competitors. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, mortgage banking firms, online mortgage lenders and consumer finance companies, including large national financial institutions that operate in our market. Many of these competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the continued emergence of alternative banking sources. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.
Our financial performance may be negatively affected if we are unable to execute our strategy.
Our strategy is to grow organically and supplement that growth with select acquisitions, if available. Our success depends primarily on generating loans and deposits of acceptable risk and expense. There can be no assurance that we will be successful in continuing our organic, or internal, growth strategy. Our ability to identify appropriate markets for expansion, recruit and retain qualified personnel, and fund growth at reasonable cost, depends upon prevailing economic conditions, maintenance of sufficient capital, competitive factors, changes in banking laws, and other factors.
We cannot be certain of our ability to manage increased levels of assets and liabilities without increased expenses and higher levels of non-performing assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or non-performing assets may decrease our earnings and the value of the Company’s capital stock.
To the extent we are able to supplement organic growth with one or more acquisitions, we will be subject to risks commonly encountered in such transactions, including risks related to the time and expense of identifying, evaluating and negotiating potential acquisitions, exposure to unknown or contingent liabilities of the target, difficulty of integrating the operations and personnel of the target, potential disruption of our ongoing business, failure to retain key personnel at the acquired business, and failure to realize any expected revenue increases, cost savings, and other projected benefits from an acquisition.
Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.
The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.
We follow a relationship-based operating model and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining bankers and other associates who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Furthermore, maintaining our reputation also depends on our ability to protect our brand name and associated trademarks.
However, reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding our Company, and the financial services industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including business and lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present given the nature of our business. If our reputation is negatively affected by the actions of our employees or otherwise, our business and operating results may be materially adversely affected.
We are dependent on our management team and key employees.
We believe that our continued growth and future success will depend on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan origination and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team, they may still elect to leave at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our strategy, and we may not be able to find adequate replacements on a timely basis, or at all.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.
Changes in interest rates and monetary policy may negatively affect our earnings, income and financial condition as well as the value of our assets.
Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve.
An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.
Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In an interest rate environment such as the one we are currently experiencing, loan origination and refinancing activity may decline and the rate of interest we pay on our interest-bearing deposits, borrowings, and other liabilities may increase more quickly than the rate of interest we receive on loans, securities, and other earning assets.
Changes in monetary policy, including changes in interest rates, could not only influence the interest we receive on loans and investment securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect: (1) our ability to originate loans and obtain deposits; (2) the fair value of our financial assets and liabilities, including our securities portfolio; and (3) the average duration of our interest-earning assets. Interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk). Individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and interest rate relationships may change across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.
The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.
Adverse developments or concerns affecting the financial services industry in general, or other financial institutions, such as recent developments involving certain regional financial institutions, could adversely affect our financial condition and results of operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, two large financial institutions were closed and entered into FDIC receivership. Although statements by the U.S. Department of the Treasury, the Federal Reserve, and the FDIC indicated that depositors of those two institutions would have access to their deposits, including funds held in uninsured deposit accounts, it is not certain depositors of future failed banks will receive similar treatment. Hence, borrowers under credit agreements, letters of credit and certain other financial instruments with any financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. In addition, if any of our customers, suppliers, or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. While the Company did not experience significant unusual deposit withdrawals related to these recent events, we cannot be assured that similar unusual deposit withdrawal activity will not affect banks generally or us in the future.
Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC, and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion. There can be no assurance that there will not be additional bank failures or issues such as liquidity concerns in the broader financial services industry or in the U.S. financial system as a whole. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for certain issuers without regard to their underlying financial strength. The volatility resulting and economic disruption from the bank failures has particularly impacted the price of securities issued by financial institutions.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Risks Related to Our Operations
We face risks related to our operational, technological and organizational infrastructure.
Our ability to grow and compete is dependent on the Bank’s ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. In our case, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems that the Bank uses both to interface with customers and to manage internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.
We continuously monitor our operational and technological capabilities and make modifications and improvements as circumstances warrant. In some instances, the Bank may build and maintain these capabilities itself. We outsource many of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact the Bank and over which the Bank may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third-party providers of such platforms into the Bank’s existing businesses.
Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior technologies or services compared to those that we will be able to provide, which could put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to compete effectively.
System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.
The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.
Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of the Bank’s or our customers’ confidential, proprietary and other information, or otherwise disrupt the Bank’s or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.
The Bank is under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of a material hacking or cyberattack that could cause us to suffer material losses or other harms. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, financial condition or results of operations.
We rely on third parties to provide key components of our business infrastructure, and a failure of these parties to perform for any reason could disrupt our operations.
Third parties provide key components of our business infrastructure such as data processing, internet connections, network access, core application processing, statement production and account analysis. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay and expense. If we are unable to efficiently replace ineffective service providers, or if we experience a significant, sustained or repeated system failure or service denial, it could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.
We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our employees and vendors.
In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Whether a misrepresentation is made by the applicant or another third-party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations may also be difficult to locate, and we may be unable to recover any of the monetary losses we may suffer as a result of the misrepresentations. Any of these developments could have an adverse effect on our business, financial condition and results of operations.
We are subject to claims and litigation pertaining to intellectual property.
Banking and other financial services companies, such as ours, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third-party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have an adverse effect on our business, financial condition and results of operations.
We may be adversely affected by the lack of soundness of other financial institutions or other market participants.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, financial condition and results of operations. For example, in March 2023, two large financial institutions were closed and entered FDIC receivership in each case due primarily to liquidity concerns. Although the Department of the Treasury, the Federal Reserve, and the FDIC stated that all depositors of those two institutions would have access to their deposits, including funds held in uninsured deposit accounts, it is not certain that depositors of future failed banks will receive similar treatment. Hence, borrowers under credit agreements, letters of credit and certain other financial instruments with any financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.
Our risk management framework may not be effective in mitigating risks and/or losses to us.
Our risk management framework is governed by various committees including the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Enterprise Risk Management Committee, the Credit Risk Management Committee, the Asset/Liability Committee, the Trust & Wealth Management Committee, and the Regulatory Risk Committee. In lieu of a Chief Risk Officer, the Chief Credit Officer, the Executive Vice President for Enterprise Risk, and the Chief Financial Officer have primary responsibility for credit risk, enterprise risk including regulatory risk, and asset and liability management risk, respectively, with each directly reporting to the Chief Executive Officer.
Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.
Demand for the Company’s services is influenced by general economic and consumer trends beyond the Company’s control, including events such as global pandemics and geopolitical conflict.
There can be no assurance that our business and corresponding financial performance will not be adversely affected by general economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility since the outbreak of the COVID-19 pandemic and the war between Russia and Ukraine, which were further exacerbated by the closing of certain financial institutions by regulators in March 2023. These events have created, and may continue to create, significant disruption of the global economy and financial and labor markets, and the ongoing COVID-19 pandemic resulted in government and private actions to contain and mitigate the spread of the virus and its effects, including quarantines, travel bans, “stay at home” orders, cancellation of events and travel, closures of businesses and schools, fiscal stimulus, and legislation intended to provide monetary aid and other relief. Conditions remain volatile, and if such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

Risks Related to our Regulatory Environment
Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.
We are subject to extensive regulation, supervision and examination by the Federal Reserve, our primary federal regulator, the Virginia BFI, our chartering authority and the FDIC, as insurer of our deposits. Such regulation and supervision govern the activities in which we and the Bank may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our Common Stock. Various consumer compliance laws also affect our operations. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. The earnings of the Bank, and therefore the earnings of the Company, are affected by changes in federal and state legislation and actions of various regulatory authorities.
We are subject to stringent capital requirements, which could have an adverse effect on our operations.
Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. Not including the capital conservation buffer, the capital rules require community bank holding companies and community banks to maintain a common equity Tier 1 to risk-weighted assets ratio of at least 4.5%, a Tier 1 capital to risk-weighted assets ratio of at least 6.0%, a total capital to risk-weighted assets ratio of at least 8.0%, and a leverage ratio of Tier 1 capital to total consolidated assets of at least 4.0%. The capital conservation buffer, which was phased in ratably over a four-year period beginning January 1, 2016, is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer would result in limitations on an institution’s ability to make capital distributions and discretionary bonus payments. In addition, for an insured depository institution to be “well capitalized” under the banking agencies’ “prompt corrective action” framework, it must have a common equity Tier 1 ratio of at least 6.5%, Tier 1 capital ratio of at least 8.0%, a total capital ratio of at least 10.0%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or capital directive, or “prompt corrective action” directive issued by its primary federal or state banking regulator to meet and maintain a specific capital level for any capital measure.
The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress. A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection.
Any new or revised standards adopted in the future may require us to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic capital requirements. We may not be able to raise additional capital at all, or on terms acceptable to us. Failure to maintain capital to meet current or future regulatory requirements could have an adverse effect on our business, financial condition and results of operations.
We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statutes and regulations.
The BSA, the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network, and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by OFAC, which is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on merger and acquisition activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.
We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or other incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”), in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the GLB Act, which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach.
Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and results of operations.
Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
We regularly use third-party vendors in our business, and we rely on some of these vendors for critical functions including, but not limited to, our core processing function. Third-party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. We expect our regulators to hold us responsible for deficiencies in our oversight or control of our third-party vendor relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or that such vendors have not performed adequately, we could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on our business, financial condition and results of operations.
The expected replacement or discontinuation of London Interbank Offered Rate (“LIBOR”) as a benchmark interest rate and a transition to an alternative reference interest rate could present operational problems and result in market disruption.
Although we expect that the capital and debt markets will cease to use LIBOR as a benchmark in the near future, the administrator of LIBOR has announced its intention to extend the publication of most tenors of LIBOR for U.S. Dollars through June 30, 2023. We cannot predict whether or when LIBOR will actually cease to be available, whether the Secured Overnight Funding Rate (“SOFR”), will become the market benchmark in its place or what impact such a transition may have on our business, financial condition and results of operations.
The Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee, has begun publishing SOFR, which is intended to replace LIBOR, and has encouraged banks to transition away from LIBOR as soon as practicable. Although SOFR appears to be the preferred replacement rate for LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States. The replacement of LIBOR also may result in economic mismatches between different categories of instruments that now consistently rely on the LIBOR benchmark. Markets are slowly developing in response to these new rates, and questions around liquidity in these rates and how to appropriately adjust these rates to eliminate any economic value transfer at the time of transition remain a significant concern.
Certain of our financial products are tied to LIBOR. Inconsistent approaches to a transition from LIBOR to an alternative rate among different market participants and for different financial products may cause market disruption and operational problems, which could adversely affect us, including by exposing us to increased basis risk and resulting costs in connection, and by creating the possibility of disagreements with counterparties. As of December 31, 2022, we had seven loans indexed to LIBOR with an approximate aggregate loan value of $32.9 million (less than 2% of the Loan Portfolio), and were in process of modifying the rate on these loans through modifications to the relevant legal agreements with the respective borrowers and expect to present these revisions to customers in the second quarter of 2023. For any new loans, we are using an alternative rate as an index.
Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.
The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution’s total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital, where the outstanding balance of the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital.
As of December 31, 2022, acquisition, construction & development loans were 22% of our total risk-based capital and commercial real estate loans were 257% of our total risk-based capital. Commercial real estate loans had increased 16% during the prior 36 months. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.

Increased scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to Environmental, Social, and Governance (“ESG”) practices may impose additional costs on us or expose us to new or additional risks.
As a regulated financial institution in the process of listing on a national exchange, we are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to ESG practices and disclosure. Investor advocacy groups, investment funds, and influential investors are increasingly focused on these practices, especially as they relate to climate risk, hiring practices, the diversity of the work force, and racial and social justice issues. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain customers and business partners, and stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. ESG-related costs, including with respect to compliance with any additional regulatory or disclosure requirements or expectations, could adversely impact our results of operations.

Risks Related to an Investment in Our Common Stock
Our Common Stock currently has a limited trading market and is thinly traded, and a more liquid market for our Common Stock may not develop, which may limit the ability of shareholders to sell their shares and may increase price volatility.
Our Common Stock is currently quoted on the OTC Markets Group’s Pink marketplace under the trading symbol “BHRB.” Our Common Stock is thinly traded and has substantially less liquidity than the stock of many other bank holding companies. We have applied to have our Common Stock listed on the Nasdaq Capital Market under the symbol “BHRB.” We believe that we will satisfy the listing requirements and expect that our Common Stock will be listed on the Nasdaq Capital Market concurrently with the effectiveness of this Registration Statement. Such listing, however, is not guaranteed, and, if listed, a failure to meet Nasdaq’s continued listing requirements could result in a delisting of our Common Stock. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our Common Stock will develop or, if developed, that the market will continue. If an active trading market does not develop, you may have difficulty selling your shares of Common Stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our Common Stock and may impair our ability to expand our business by using our Common Stock as consideration in an acquisition. In addition, thinly traded stocks can be more volatile than more widely traded stocks. Our share price has been volatile in the past and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control and may be unrelated to our actual operating performance.
We currently qualify as an “emerging growth company” and the reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the federal securities laws, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements to hold non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities in an offering registered under the Securities Act, though we may cease to be an emerging growth company earlier if our gross revenues exceed $1.235 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31.
Investors and securities analysts may find it more difficult to evaluate our Common Stock because we will rely on one or more of these exemptions. If, as a result, some investors find our Common Stock less attractive, there may be a less active trading market for our Common Stock, which could result in reductions and greater volatility in the prices of our Common Stock.
The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.
As a result of this registration, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will be required to:
•prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;
•expand the roles and duties of our Board and committees thereof;

•institute more comprehensive financial reporting and disclosure compliance procedures;
•involve and retain to a greater degree outside counsel and accountants in activities listed above;
•enhance our investor relations function;
•maintain new or enhanced internal policies, including those relating to trading in our securities and disclosure controls and procedures;
•retain additional personnel;
•comply with Nasdaq Stock Market listing standards; and
•comply with applicable requirements of the Sarbanes-Oxley Act.
We expect these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses that we did not previously incur. These costs may materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles (“GAAP”). Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future, and our failure to maintain effective internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations.
In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board (“PCAOB”), as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and, when we cease to be an emerging growth company under the JOBS Act, preclude our independent registered public accounting firm from rendering their report addressing an assessment of the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our Common Stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, such deficiencies may adversely affect us.
We may issue additional equity securities, or engage in other transactions, which could affect the priority of our Common Stock, which may adversely affect the market price of our Common Stock.
Our Board may determine from time to time that we need to raise additional capital by issuing additional shares of our Common Stock or other securities. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Stock. We are not restricted from issuing additional shares of Common Stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. We may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our Common Stock, which ranks junior to our customer deposits and indebtedness. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our Common Stock, or both. Holders of our Common Stock are not entitled to preemptive rights or other protections against dilution.
An investment in our Common Stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.
An investment in our Common Stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our Common Stock is inherently risky for the reasons described herein. As a result, if you acquire our Common Stock, you could lose some or all of your investment.
Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or other agent of ours to us or our shareholders, any action asserting a claim arising pursuant to any provision of the Virginia Stock Corporation Act (“VSCA”) or our Articles of Incorporation or Bylaws, or any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action. By its terms, the exclusive forum provision in our bylaws would apply to claims made under the Exchange Act or the Securities Act. However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Bylaws. The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers and the provision may increase costs on a shareholder pursuing any claims against us, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition. See “Item 11 - Description of Registrant’s Securities to be Registered – Forum Selection.”

Item 2.    Financial Information
Selected Financial Data
The following table sets forth summarized historical financial information for each of the periods indicated. This information should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, below, and with the accompanying consolidated financial statements included in this Registration Statement. The historical information indicated as of and for the years ended December 31, 2022, 2021, and 2020, has been derived from the Company’s audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020. Historical results set forth below and elsewhere in this Registration Statement are not necessarily indicative of future performance.

	As of and for the year December 31,
(In thousands, except ratios, share and per share data)	2022	2021	2020
Selected Financial Condition Data:
Total assets	$3,562,898	$3,621,743	$3,424,781
Total cash and cash equivalents	50,295	77,363	228,704
Total investment securities, at fair value	1,371,757	1,605,681	1,159,701
Net loans	1,866,182	1,713,364	1,801,078
Company-owned life insurance	92,487	91,062	88,977
Premises and equipment, net	53,170	36,875	40,494
Total deposits	2,920,400	2,933,417	2,789,446
FHLB advances and other borrowings	343,100	275,000	225,000
Total shareholders’ equity	273,453	389,627	384,877

Selected Operating Data:
Interest income	$112,633	$100,820	$100,997
Interest expense	8,941	4,217	11,281
Net interest income	103,692	96,603	89,716
Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Total non-interest income	17,087	17,251	19,004
Total non-interest expenses	75,946	74,414	67,633
Income before income taxes	52,299	40,442	28,439
Income tax expense	8,286	4,277	1,940
Net income	44,013	36,165	26,499

Per Share Data:
Average shares of Common Stock outstanding, basic	7,425,088	7,424,405	7,453,651
Average shares of Common Stock outstanding, diluted	7,467,717	7,430,064	7,454,460
Total shares of Common Stock outstanding	7,425,760	7,423,760	7,448,080
Basic net income per share	$5.93	$4.87	$3.56
Diluted net income per share	5.89	4.87	3.55
Dividends declared per share	2.12	2.00	2.00
Dividend payout ratio (1)	35.99%	41.07%	56.34%
Book value (at period end)	$36.82	$52.48	$51.67

	As of and for the year December 31,
	2022	2021	2020
Performance Ratios:
Return on average assets	1.24%	1.02%	0.82%
Return on average equity	14.28	9.35	7.23
Interest rate spread (2)	3.06	2.91	2.87
Net interest margin (3)	3.19	2.97	3.03
Efficiency ratio (4)	62.88	65.36	62.21

Capital Ratios:
Common equity tier 1 (CET 1) capital to risk-weighted assets (5)	17.97%	17.59%	16.22%
Total risk-based capital to risk weighted assets (5)	18.88	18.84	17.47
Tier 1 capital to risk-weighted assets (5)	17.97	17.59	16.22
Tier 1 capital to average assets (5)	11.34	10.81	10.75
Average equity to average assets (5)	8.65	10.93	11.34

Asset Quality Ratios:
Allowance coverage ratio	1.11%	1.82%	1.78%
Allowance for loan losses as a percentage of non-performing loans	382.74	120.75	116.05
Net charge-offs to average outstanding loans during the period	0.18	—	0.22
Non-performing loans as a percentage of total loans	0.29	1.50	1.54
Non-performing assets as a percentage of total assets	0.15	0.73	0.82

Other Data:
Number of full-service branches	23	24	23
Number of full-time equivalent employees	411	397	409
(1) Dividend payout ratio represents per share dividends declared divided by diluted earnings per share.
(2) The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income and non-interest income.
(5) Capital ratios are for Burke & Herbert Financial Services Corp. in 2022 and Burke & Herbert Bank & Trust Company in 2021 and 2020. See Note 11— Regulatory Capital Matters, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company for additional information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.
We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties, see Disclosure Regarding Forward-Looking Statements. Actual results may differ materially from those contained in these forward-looking statements.
Overview
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank. The Bank is a Virginia chartered commercial bank that commenced operations in 1852. The Bank is supervised and regulated by the FDIC and the Virginia BFI.
The Bank offers a full range of business and personal financial solutions designed to meet customers’ banking, borrowing, and investment needs and has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland.
The Bank derives a significant portion of its income from interest received on loans and investments. The Bank’s primary source of funding is deposits, both interest-bearing and non-interest-bearing. In order to maximize the Bank’s net interest income, or the difference between the income on interest-earning assets and the expense of interest-bearing liabilities, the Bank must not only manage the volume of these balance sheet items, but also the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To account for credit risk inherent in all loans, the Bank maintains an allowance for loan losses to absorb probable incurred losses on existing loans that may become uncollectible. The Bank establishes and maintains this allowance by charging a provision for loan losses against operating earnings. In order to maintain its operations and bank locations, the Bank incurs various operating expenses which are further described within the “Results of Operations” later in this section.
As of December 31, 2022, we had total consolidated assets of $3.6 billion, gross loans of $1.9 billion, total deposits of $2.9 billion, and total shareholders’ equity of $273 million. As of December 31, 2022, we had 411 full-time employees. None of our employees are covered by a collective bargaining agreement.
Recent Events in the Financial Services Industry
During March 2023, the FDIC placed two large financial institutions under receivership, marking the second and third largest bank failures in U.S. history, primarily due to liquidity concerns. These failures have caused general uncertainty and concern regarding the liquidity adequacy of the banking sector as a whole. Uncertainty may be compounded by the reach and depth of media attention, including social media, and its ability to disseminate concerns or rumors about any events of these kinds or other similar risks, and have in the past and may in the future lead to market-wide liquidity problems. These failures underscore the importance of maintaining diversified sources of funding as key measures to ensure the safety and soundness of a financial institution. While the Company did not experience significant unusual deposit withdrawals related to these recent events, we cannot be assured that similar unusual deposit withdrawal activity will not affect banks generally or us in the future. The heightened focus on liquidity across the banking industry will continue to add to the already increasing competition for deposits as a source of core balance sheet funding, which is expected to cause the cost of funds at banks to continue to rise in the near-term. Should financial institutions experience shortfalls in core funding, alternative sources of liquidity would most likely cause a further increase in funding costs, placing additional pressure on overall bank profitability across the sector.
In response to events that occurred during the month of March 2023 and the attendant stress on economic agents, including various financial stock markets, the Company took multiple proactive measures to mitigate any potential financial and operational impacts. Such measures included, but were not limited to;
•dissemination of internal communication to inform the Board and employees of current events and the Company’s condition and desired market response;

•testing of available liquidity sources;
•real-time analysis of our deposit composition and deposit concentrations;
•assessment of our investment securities portfolio;
•and stress testing of liquidity and capital metrics based on observed financial conditions with particular emphasis on the causes of such risk events.
These risks are more fully described in item 1A. Risk Factors – Risk Related to Funding and Liquidity and other areas of that item. The measures taken followed meetings convened by a subcommittee provided for in our Asset/Liability policy more fully described in this Item 2.- Quantitative and Qualitative Disclosures About Market Risk – Market Risk.
The Company’s key inputs and certain assumptions of the stress testing included, but were not limited to; uninsured deposits, deposit composition and deposit flows, borrowings and borrowing capacity, interest rate movements and sensitivity, unrealized losses in the investment securities portfolio, loan balances and loan demand, credit risks and current allowances for loan losses. Results of the stress tests indicated capital levels that remained above the well-capitalized regulatory ratios and liquidity metrics remained within internal policy guidelines. For additional information related to capital, see Item 13. – Financial Statements and Supplementary Data – Note 11. The Company intends to continue conducting such stress tests on an interim basis.
As of the date of this Registration Statement, the Company believes that the recent events described herein will not have a material impact to the Company’s financial position.
Critical Accounting Policies and Estimates
Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes and are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. In particular, management has identified several accounting policies that, due to the estimates, assumptions, and judgments inherent in those policies, are critical in understanding our financial statements.
Allowance for Loan Losses
Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses inherent in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectability of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.
The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market prices) of the impaired loan is lower than the carrying value of that loan. For impaired loans, an updated appraisal will typically be performed that reflects the most current conditions. Appraisals are generally performed by an independent third-party with relevant industry experience. Adjustments to the appraised value may be made based on recent sales of like properties or general market conditions when appropriate. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Qualitative factors used for each segment include an analysis of the levels of and trends in delinquencies, nonaccrual loans, and watch list loans; trends in concentrations, volume and term of loans; effects of any changes in lending policies and practices;

experience, ability, and depth of management; national and local economic trends and conditions; and any other factor as deemed appropriate.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction, and commercial mortgage loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans by segment in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.
Income Taxes
The Company’s income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated taxes due. The calculation of each component of the Company’s income tax provision is complex and requires the use of estimates and judgments in its determination. As part of the Company’s evaluation and implementation of business strategies, consideration is given to the regulations and tax laws that apply to the specific facts and circumstances for any tax positions under evaluation. Management closely monitors tax developments on both the federal and state level in order to evaluate the effect they may have on the Company’s overall tax position and the estimates and judgments used in determining the income tax provision and records adjustments as necessary.
Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expenses. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company must consider all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and the results of recent operations. A valuation allowance is recognized for a deferred tax asset if, based on the available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. See Note 7 — Income Taxes, in Notes to the December 31, 2022 Consolidated Financial Statements of the Company for additional information.
Recent Accounting Developments
The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13: Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss model for loans and other financial assets with an expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than as a direct write-down (e.g., other-than-temporary impairment “OTTI”). The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs

have provided for various minor technical corrections and improvements to the codification as well as other transition matters. As part of the Company’s implementation efforts, we have engaged a third-party vendor, reconciled historical loan, charge-off and recovery data and determined segmentation of the loan portfolio for application of the current expected credit losses calculation. The Company has also designed calculation methodologies under the new guidance and has engaged an external vendor to perform model validation. The Company is currently designing appropriate controls and management review prior to the adoption of the standard.
The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition. Upon transition:
•the Company does not expect an impact to its debt securities based on not having any debt security classified as held-to-maturity and having no OTTI on our existing portfolio of debt securities.
•for all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective.
Subsequently, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses - (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for TDRs by creditors in ASC 310-40. This update also enhances disclosure requirements for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for a TDRs, an entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. The effective date for the amendments in this update are the same as the effective dates in Update 2016-13. This update requires prospective transition for the disclosures related to loan restructurings for borrowers experiencing financial difficulty and the presentation of gross write-offs in the vintage disclosures. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
Liquidity Management
Liquidity is the ability of the Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the Company’s ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.
The Company assesses the need for liquidity in a variety of scenarios. Those scenarios may include projected growth, credit deterioration, deposit decay, interest rate changes, and a variety of other economic scenarios that can impact the liquidity position of the Company. These analyses are performed on a quarterly basis in conjunction with the Company’s Asset/Liability meetings and findings are reported to the Asset/Liability Committee (the “ALCO”) and to the Board. From time to time, management may change the frequency of such testing or update certain inputs as a result of abnormal market conditions.
Findings as a result of the Company’s prudent liquidity modeling may result in the change of certain products offered to customers or adjust the way the Company manages its balance sheet. Such changes could include adjusting interest rates offered on certain deposit products, changes to interest rates charged in lending activities, or the suspension of certain products and activities altogether. Times of significant economic stress may cause the mix of funding to shift and increase the likelihood of changes to certain products in order to manage the Company’s overall liquidity and capital position.
The asset portion of the balance sheet provides liquidity primarily through unencumbered securities available-for-sale, loan principal and interest payments, maturities and prepayments of investment securities and, to a lesser extent, sales of investment securities available-for-sale. Other short-term investments available to the Company that could act as potential sources of liquidity are federal funds sold, securities purchased under agreements to resell and maturing interest-bearing deposits with other banks.

The liability portion of the balance sheet provides liquidity through various customers’ interest-bearing and non-interest-bearing deposit accounts and through FHLB and other borrowings. Brokered deposits, federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings are additional sources of liquidity and, basically represent the Company’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet short-term liquidity needs.
In addition to the Company’s financial performance and condition, liquidity may be impacted by the Company’s structure as a bank holding company that is a separate legal entity from the Bank. The Company requires cash for various operating needs that could include payment of dividends to its shareholders, the servicing of debt, and the payment of general corporate expenses. The primary source of liquidity for the Company is dividends paid by the Bank. Applicable federal and state statutes and regulations impose restrictions on the amount of dividends that may be paid by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits, and other such items. Any future dividends must be set forth in the Company’s capital plans before any dividends can be paid.
Management believes that the current sources of liquidity are adequate to meet the Company’s requirements and plans for continued growth. See Note 6— Federal Home Loan Bank Advances and Other Short-Term Borrowings and Note 13— Commitments and Contingencies, in Notes to Consolidated Financial Statements for additional information regarding outstanding balances of sources of liquidity and contractual commitments and obligations.
Capital
The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.
In July 2013, the Federal Reserve published the final rules that established a new comprehensive capital framework for banking organizations, commonly referred to as Basel III. These final rules substantially revised the risk-based capital requirements applicable to bank holding companies and depository institutions. The final rule became effective January 1, 2015 for smaller, non-complex banking organizations with full implementation by January 1, 2019.
The Basel III Capital Rules require the Holding Company and the Bank to maintain minimum Common Equity Tier 1 (“CET 1”), Tier 1, and Total Capital ratios, along with a capital conservation buffer, effectively resulting in new minimum capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and counter-cyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Basel III Capital Rules also provide for a “counter-cyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Holding Company or the Bank.
Under capital adequacy guidelines and the regulatory framework for “prompt corrective action”, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Additionally, federal banking laws require regulatory authorities to take “prompt corrective action” with respect to depository institutions that do not satisfy minimum capital requirements. The extent of these powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as such terms are defined under federal banking agency regulations. Depository institutions that do not meet minimum capital requirements will face constraints on payment of dividends, equity repurchases, and compensation based on the amount of shortfall. A depository institution that is not “well capitalized” is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market, may be subject to asset growth limitations, and may be required to submit capital restoration plans.
As of December 31, 2022 and December 31, 2021, the Bank complied with all regulatory capital standards and qualifies as “well capitalized.” Note 11— Regulatory Capital Matters in Notes to Consolidated Financial Statements, contains additional discussion and analysis regarding the Company and the Bank’s regulatory capital requirements.
Effects of Inflation
The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.
Management believes the most significant potential impact of inflation on financial results is a direct result of the Company’s ability to manage the impact of changes in interest rates. Management attempts to maintain a balanced position between rate-sensitive assets and liabilities over an economic cycle in order to minimize the impact of interest rate fluctuations on net interest income. However, this goal can be difficult to completely achieve in times of rapidly changing interest rates and is one of many factors considered in determining the Company’s interest rate positioning.
Key Factors Affecting Financial Performance
We face a variety of risks that may impact various aspects of our financial performance from time to time. The extent of such impacts may vary depending on factors such as the current business and economic conditions, political and regulatory environment and operational challenges. Many of these risks and our risk management strategies are described in more detail elsewhere in this Report.
Our success will depend upon, among other things, the following factors that we manage or control:
•Effectively managing capital and liquidity including:
oContinuing to maintain and, over time, grow our deposit base as a low-cost stable funding source,
oPrudent liquidity and capital management to meet evolving regulatory capital, capital planning, stress testing and liquidity standards, and
oActions we take within the capital and other financial markets,
•Our ability to manage any material costs related to the execution of our strategic priorities including increased employee, infrastructure, compliance, and other costs in a profitable manner over the long term,
•Management of credit risk and interest rate risk in our portfolio,
•Our ability to manage and implement strategic business objectives within the changing regulatory environment,
•The impact of legal and regulatory-related contingencies,
•The appropriateness of critical accounting estimates and related contingencies,
•Our ability to manage operational risks related to new products and services, changes in processes and procedures or the implementation of new technology,

•The ability to make investments toward compliance with existing and evolving regulatory requirements, that will increase as the Company grows and will result in increased administrative expenses that we did not previously incur, which costs may materially increase our general and administrative expenses, and
•The ability to execute our strategic objectives while satisfying the obligations associated with being a public company, that will require significant resources and management attention and may divert management’s attention from our business operations.
Our financial performance is also substantially affected by a number of external factors outside of our control, including the following:
•Economic conditions, including the length and extent of the economic impacts of a pandemic, and the actions taken to mitigate and manage it,
•The effect of climate change on our business and performance, including indirectly through impacts on our customers,
•The actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates and inflation,
•The level of, and direction, timing and magnitude of movement in, interest rates and the shape of the interest rate yield curve,
•The functioning and other performance of, and availability of liquidity in, U.S. and global financial markets, including capital markets,
•The impact of tariffs and other trade policies of the U.S. and its global trading partners,
•Changes in the competitive landscape,
•Impacts of changes in federal, state and local governmental policy, including on the regulatory landscape, capital markets, taxes, infrastructure spending and social programs,
•The impact of market credit spreads on asset valuations,
•The ability of customers, counterparties and issuers to perform in accordance with contractual terms, and the resulting impact on our asset quality,
•Loan demand, utilization of credit commitments and standby letters of credit, and
•The impact on customers and changes in customer behavior due to changing business and economic conditions or regulatory or legislative initiatives.
The impact of these items, where material, is discussed in the applicable sections of this Management’s Discussion and Analysis of Financial Condition and Results of Operation. For additional information on the risks we face, see Item 1A. Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operation section in this item 2.
Results of Operations
Results of Operations for Years Ended December 31, 2022 and 2021
General
Consolidated net income for the year ended December 31, 2022, was $44.0 million compared to $36.2 million earned during the year ended December 31, 2021. The $7.8 million or 21.7% increase in net income in 2022 compared to 2021 was primarily the result of increases in net interest income, an increase in recapture of provision for loan losses, and the sale of corporate properties.

Net Interest Income
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.
Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $103.7 million for the year ended December 31, 2022, compared to $96.6 million for the year ended December 31, 2021. The increase in net interest income was primarily driven by a higher volume of interest-bearing assets and higher interest rates offset by higher volume of interest-bearing liabilities. Investment securities were the primary driver of increased net interest income due to both volume and rate. While the Federal Reserve acted aggressively to increase short-term rates during the year, increases in the average rate for interest-bearing liabilities lagged the increase in the Federal Funds Rate significantly.
Interest Income
Total interest income was $112.6 million for the year ended December 31, 2022 compared to $100.8 million for the year ended December 31, 2021, an increase of 11.7%. The increase in interest income was primarily driven by an increase in both rates and volume for the securities portfolio along with rates increasing for the loan portfolio. Interest income on securities and loans increased by $11.1 million and $470 thousand, respectively.
Interest Expense
Total interest expense was $8.9 million for the year ended December 31, 2022 compared to $4.2 million for the previous year ended December 31, 2021, an increase of 112.0%. The increase in expense was primarily driven by both rate and volume on our borrowed funds in addition to rate increases on our interest-bearing deposits. Interest expense on borrowed funds and interest-bearing deposits increased by $3.7 million and $996 thousand, respectively.
Provision for (Recapture of) Loan Losses
Recapture of loan loss provision was $7.5 million for the year ended December 31, 2022, compared to a recapture of $1.0 million for the year ended December 31, 2021. The increased recapture of provision in 2022 vs. 2021 was primarily due to improving credit expectations and improvement in the economy since the end of the pandemic related recession in 2020. See Note 3 — Loans in Notes to Consolidated Financial Statements, for further information.

Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2022 vs. 2021
	2022	2021	Amount	Percent
Fiduciary and wealth management	$5,309	$5,162	$147	2.8%
Service charges and fees	6,855	6,328	527	8.3
Net gains (losses) on securities	(454)	(4)	(450)	11250.0
Income from Company-owned life insurance	2,656	2,325	331	14.2
Other non-interest income	2,721	3,440	(719)	(20.9)
Total	$17,087	$17,251	$(164)	(1.0)%
Non-interest income declined 1.0% for the year ended December 31, 2022 compared to December 31, 2021. The decrease was primarily driven by a decrease in other non-interest income of $719 thousand and losses recognized on the sale of securities of $450 thousand. These were offset by an increase in revenue earned from service charges and fees of $527 thousand, an increase in income from Company-owned life insurance of $331 thousand, and increase in fiduciary and wealth management fees of $147 thousand.
The decline in other non-interest income was primarily due to lower mortgage servicing release premiums of $1.2 million due to selling fewer residential mortgage loans to third parties. This decline was offset by other items including higher dividends from FHLB and higher merchant and credit card fees. See Note 21 — Revenue from Contracts with Customers in Notes to Consolidated Financial Statements for further information.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2022 vs. 2021
	2022	2021	Amount	Percent
Salaries and wages	$39,438	$37,099	$2,339	6.3%
Pensions and other employee benefits	7,700	7,621	79	1.0
Occupancy	5,621	6,444	(823)	(12.8)
Equipment rentals, depreciation and maintenance	5,768	5,481	287	5.2
Other	17,419	17,769	(350)	(2.0)
Total	$75,946	$74,414	$1,532	2.1%
Non-interest expense increased 2.1% for the year ended December 31, 2022 compared to December 31, 2021. The main drivers for this increase were salaries and wages increasing by $2.3 million offset by decreases in occupancy of $823 thousand and decrease in other expenses of $350 thousand. In 2022, the Company continued its strategy of market expansion to support growth initiatives. Additionally, the Company purchased a new corporate center and incurred legal expenses associated with that activity as well as with our corporate restructuring. These increased expenses were offset by the sale of corporate properties that resulted in a net gain of $4.5 million. See Note 19 —Other Operating Expenses in Notes to Consolidated Financial Statements for further information on “Other” non-interest expense.
Income Tax Expense
Income tax expense was $8.3 million for the year ending in December 31, 2022, an increase of $4.0 million from the tax provision for 2021. For 2022 and 2021, our effective tax rates were 15.8% and 10.6%, respectively. An increase in income from operations led to the increase in the effective tax rate for 2022. The effective tax rate going forward will continue to depend on income from operations as well as any legislative corporate tax changes but is not expected to decline unless income from operations decreases.
Results of Operations for Years Ended December 31, 2021 and 2020
General
Consolidated net income for the year ended December 31, 2021, was $36.2 million compared to $26.5 million earned during the year ended December 31, 2020. The $9.7 million or 36.5% increase in net income in 2021 compared to 2020 was primarily the result of increases in net interest income and a recapture of provision for loan losses compared to provision for loan losses recognized during 2020.
Net Interest Income
Net interest income is the principal component of the Company’s income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Net interest margin, stated as a percentage, is the yield obtained by dividing the difference between interest income generated on earning assets and the interest expense paid on all funding sources by average earning assets.
Fluctuations in interest rates as well as changes in the volume and mix of earnings assets and interest-bearing liabilities can impact net interest income and net interest margin. Management closely monitors both total net interest income and the net interest margin and seeks to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-bearing assets and liabilities.
Net interest income totaled $96.6 million for the year ended December 31, 2021, compared to $89.7 million for the year ended December 31, 2020. The increase in net interest income was driven primarily by a decrease in rates paid on our cost of funds and an increase in the volume of investment securities purchased. Federal Funds rate cuts enacted by the Federal Reserve in 2020 continued to keep short-term market rates low during 2021. Our interest expense paid on deposits and borrowed funds fell significantly in 2021 in comparison to 2020. We increased our purchases of investment securities in 2021 due to increased liquidity. While lower long-term market rates on purchased investment securities negatively impacted net interest income, the decrease was more than offset by the increase in volume of security purchases. Lower loan volume and lower rates for new loans negatively impacted our net interest income.
Interest Income
Total interest income was $100.8 million for the year ended December 31, 2021 compared to $101.0 million for the year ended December 31, 2020, a decrease of 0.2%. The decrease in interest income was primarily driven by decreases in loans as well as a decline in loan rates resulting in lower loan interest income of $5.1 million offset by higher securities-related interest income of $5.4 million.
Interest Expense
Total interest expense was $4.2 million for the year ended December 31, 2021 compared to $11.3 million for the previous year ended December 31, 2020, a decrease of 63% due to lower rates on interest-bearing liabilities. Interest expense on deposits totaled $2.7 million in 2021 compared to $9.7 million in 2020, while interest on borrowed funds fell to $1.4 million from $1.6 million in the previous year.
Provision for (Recapture of) Loan Losses
Recapture of loan loss provision was $1.0 million for the year ended December 31, 2021, compared to a provision for loan losses of $12.6 million for the year ended December 31, 2020. The provision recovery in 2021 was primarily due to improving credit expectations and improvement in the economy since the end of the pandemic related recession in 2020. See Note 3 — Loans in Notes to Consolidated Financial Statements, for further information.
Non-interest Income
The following table sets forth the various components of our non-interest income for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2021 vs. 2020
	2021	2020	Amount	Percent
Fiduciary and wealth management	$5,162	$4,451	$711	16.0%
Service charges and fees	6,328	5,700	628	11.0
Net gains (losses) on securities	(4)	1,944	(1,948)	(100.2)
Income from Company-owned life insurance	2,325	2,303	22	1.0
Other non-interest income	3,440	4,606	(1,166)	(25.3)
Total	$17,251	$19,004	$(1,753)	(9.2)%
Non-interest income declined 9.2% for the year ended December 31, 2021 compared to December 31, 2020. The decrease was primarily driven by net losses on the sale of securities of $1.9 million and a decrease in other non-interest income of $1.2 million, offset by an increase in fiduciary and wealth management fees of $711 thousand and an increase in service charges and fees of $628 thousand.
The decrease in other non-interest income was primarily due to election of the fair value option for secondary mortgage market commitments in 2020, offset by higher merchant and credit card fees. See Note 13 — Commitments and Contingencies and Note 21 — Revenue in Notes to Consolidated Financial Statements for further information.
Non-interest Expense
The following table sets forth the various components of our non-interest expense for the periods indicated (in thousands):

	Years Ended December 31,		Increase (Decrease) 2021 vs. 2020
	2021	2020	Amount	Percent
Salaries and wages	$37,099	$33,377	$3,722	11.2%
Pensions and other employee benefits	7,621	7,568	53	0.7
Occupancy	6,444	6,003	441	7.3
Equipment rentals, depreciation and maintenance	5,481	4,935	546	11.1
Other	17,769	15,750	2,019	12.8
Total	$74,414	$67,633	$6,781	10.0%
Non-interest expense increased 10.0% for the year ended December 31, 2021 compared to December 31, 2020. The primary drivers of the increase included an increase in salaries and wages of $3.7 million and an increase in other non-interest expense of $2.0 million. In 2021, the Company initiated its strategy of market expansion to support growth initiatives and to build out necessary infrastructure to support those initiatives.
An increase in occupancy expense of $441 thousand and increase in equipment rentals depreciation, and maintenance of $546 thousand was primarily related to branch and loan production office expansion. Other non-interest expense increased primarily due to increased spend on consultants of $484 thousand and regulatory examination costs of $460 thousand. See Note 19 — Other Operating Expenses in Notes to Consolidated Financial Statements for further information.

Income Tax Expense
Income tax expense was $4.3 million for the year ending in December 31, 2021, an increase of $2.3 million from the tax provision for 2020. For 2021 and 2020, our effective tax rates were 10.6% and 6.8%, respectively. An increase in income from operations led to the increase in the effective tax rate in 2021.
Net Interest Margin for Years Ended December 31, 2022, 2021 and 2020
The tax-adjusted net interest margin was 3.19% for the year ended December 31, 2022, compared to 2.97% for the year ended December 31, 2021. The increase in tax-adjusted net interest margin was primarily driven by the increase in market rates which increased the yield earned on marketable securities. However, this increase on the interest income was offset by an increase in rates paid on the deposit portfolio and on our borrowings.
The yield for the year ended December 31, 2022 for the loan portfolio was 4.15% compared to 4.09% for the year ended December 31, 2021. The increase was primarily the result of increasing loan production with higher interest rates in a rising rate environment.
For the year ended December 31, 2022, the tax-adjusted yield on the total investment securities portfolio was 2.71% compared to 2.18% for the year ended December 31, 2021. The increase was primarily due to higher market interest rates which increased the effective rate earned on investment securities.
The rate paid on interest-bearing deposits increased to 0.19% during the year ended December 31, 2022 from 0.14% during the year ended December 31, 2021. The increase was a result of market and economic conditions which led to an increase in our offering rate for selected parts of our deposit portfolio. Increases in deposit rates lagged behind the increases in the Federal Funds Rate during the year, which helped to keep the overall rate paid on deposits at a low level. Continuing increases by the Federal Reserve and in the market rates will impact our cost of funds rate.
The rate paid on FHLB and other borrowings for the year ended December 31, 2022 was 1.93% compared to 0.64% for the corresponding period in 2021. The increase was due to the increase in short-term borrowing costs driven by the increases in the Federal Funds Rate during the year that may continue to increase our overall borrowing costs.
The tax-adjusted net interest margin was 2.97% for the year ended December 31, 2021, compared to 3.03% for the year ended December 31, 2020. The decrease in tax-adjusted net interest margin was primarily a result of a decrease in the interest rate earned on marketable securities which was mostly offset by declines in rates paid on the deposit portfolio and on other borrowings.
The yield for the year ended December 31, 2021 for the loan portfolio was 4.09% compared to 4.06% for the year ended December 31, 2020. The increase was primarily the result of higher interest rates on additional closed loans.
For the year ended December 31, 2021, the tax-adjusted yield on the total investment securities portfolio was 2.18% compared to 2.68% for the year ended December 31, 2020. The decrease of 50 basis points was primarily due to the lower yield environment which decreased the effective rate earned on investment securities.
The rate paid on interest-bearing deposits decreased to 0.14% during the year ended December 31, 2021 from 0.51% during the year ended December 31, 2020. This decrease was a result of management’s decision to decrease our offering rate for our interest-bearing deposits across our product portfolio, consistent with Federal Reserve rate cuts enacted in 2020 and market reductions in deposit offering rates.
The rate paid on FHLB and other borrowings for the year ended December 31, 2021 was 0.64% compared to 0.73% for the corresponding period in 2020. This decrease was primarily due the lower rate environment in 2021 which decreased short-term borrowing costs, consistent with the decline in the Federal Funds Rate in 2020.

The following table sets forth the major components of net interest income and the related yields and rates for the years ended December 31, 2022, 2021, and 2020 for comparison (dollars in thousands).

	For the Years Ended December 31,
	2022			2021			2020
	Average Outstanding Balance	Interest Income/Expense	Rate Earned/Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/ Paid	Average Outstanding Balance	Interest Income/Expense	Rate Earned/ Paid
Assets:
Loans, gross (1)(2)	$1,773,883	$73,640	4.15%	$1,789,172	$73,169	4.09%	$1,928,264	$78,262	4.06%
Interest-bearing deposits and fed funds sold	42,695	436	1.02	173,130	207	0.12	204,408	709	0.35
Taxable securities	1,149,023	29,616	2.58	1,017,398	17,537	1.72	634,136	13,288	2.10
Tax-exempt securities (3)	361,671	11,316	3.13	361,743	12,540	3.47	275,725	11,060	4.01
Total securities	1,510,694	40,932	2.71	1,379,141	30,077	2.18	909,861	24,348	2.68
Total interest-earning assets	3,327,272	115,008	3.46	3,341,443	103,453	3.10	3,042,533	103,319	3.40
Non-interest-earning assets	234,062			198,843			187,394
Total assets	$3,561,334			$3,540,286			$3,229,927

Liabilities and shareholders’ equity:
Deposits:
Non-interest-bearing demand	$971,618			$931,987			$741,814
Interest-bearing demand	580,901	202	0.03%	552,996	236	0.04%	474,934	572	0.12%
Savings	1,116,941	1,551	0.14	1,095,777	1,170	0.11	1,037,291	3,939	0.38
Time	293,418	1,989	0.68	320,944	1,338	0.42	384,274	5,185	1.35
Total interest-bearing deposits	1,991,260	3,742	0.19	1,969,717	2,744	0.14	1,896,499	9,696	0.51
Total deposits	2,962,878	3,742	0.13	2,901,704	2,744	0.09	2,638,313	9,696	0.37
Borrowings:
FHLB advances and other	269,576	5,199	1.93	229,065	1,472	0.64	216,848	1,585	0.73
Total interest-bearing liabilities	2,260,836	8,941	0.40	2,198,782	4,216	0.19	2,113,347	11,281	0.53
Non-interest-bearing liabilities	20,721			22,696			8,448
Equity	308,159			386,821			366,318
Total liabilities and equity	$3,561,334			$3,540,286			$3,229,927

Taxable-equivalent net interest income /net interest spread (4)		106,067	3.06%		99,237	2.91%		92,038	2.87%
Taxable-equivalent net interest margin (5)			3.19%			2.97%			3.03%
Taxable-equivalent net adjustment		(2,375)			(2,633)			(2,323)
Net interest income		$103,692			$96,604			$89,715
Net interest-earning assets	$1,066,436			$1,142,661			$929,186
(1)Non-accrual loans are included in average loan balances.
(2)Loan fees are included in the calculation of interest income.
(3)Yields and interest income on tax-exempt assets are computed on a taxable-equivalent basis assuming a 21% tax rate.
(4)The interest rate spread represents the difference between the fully taxable equivalent weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(5)The net interest margin represents fully taxable equivalent net interest income as a percent of average interest-earning assets for the period.

Net interest margin as presented above is calculated by dividing fully tax-equivalent (“FTE”) net interest income by total average earning assets. Net interest income, on an FTE basis, is a non-GAAP financial measure that the Company believes to provide a more accurate picture of the interest margin for comparative purposes. Management believes FTE net interest income is a standard practice in the banking industry, and when net interest income is adjusted on an FTE basis, yields on taxable, nontaxable and partially taxable assets are comparable; however, the adjustment to an FTE basis has no impact on net income. FTE net interest income is calculated by adding the tax benefit on certain financial interest earning assets, whose interest is tax-exempt, to total interest income then subtracting total interest expense. As a non-GAAP measure, FTE interest income should not be considered as a substitute for the nearest comparable GAAP measure, net interest income. The following table reconciles net interest income to FTE net interest income (in thousands).

	December 31, 2022	December 31, 2021	December 31, 2020
GAAP Financial Measurements
Interest Income - Loans	$73,640	$73,170	$78,262
Interest Income - Securities taxable	29,616	17,537	13,288
Interest Income - Securities tax-exempt	8,940	9,907	8,737
Interest Income - Other interest income	437	206	710
Interest Expense - Deposits	3,742	2,746	9,696
Interest Expense - Borrowed funds	5,136	1,432	1,579
Interest Expense - Other	63	39	6
Total Net Interest Income	$103,692	$96,603	$89,716

Non-GAAP Financial Measurements
Add: Tax Benefit on Tax-Exempt Interest Income - Securities	2,375	2,634	2,322
Total Tax Benefit on Tax-Exempt Interest Income (1)	2,375	2,634	2,322
Tax-Equivalent Net Interest Income	$106,067	$99,237	$92,038
(1)Tax benefit was calculated using the federal statutory tax rate of 21%.
Rate/Volume Analysis
The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balances (volume) or changes in average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by current period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance, and are allocated to the volume variance. See table below (in thousands).

	2022 vs. 2021			2021 vs. 2020
	Increase (Decrease) Due to Change in:			Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
Income from the interest-earning assets:
Loans, gross	$(710)	$1,180	$470	$(5,092)	$—	$(5,092)
Securities (1)	3,564	7,290	10,854	10,234	(4,505)	5,729
Interest-bearing deposits and fed funds sold	(1,335)	1,565	230	(37)	(466)	(503)
Total interest income on interest-earning assets	$1,519	$10,035	$11,554	$5,105	$(4,971)	$134
Expense from the interest-bearing liabilities:
Interest-bearing demand deposits	$10	$(45)	$(35)	$33	$(369)	$(336)
Savings deposits	29	351	380	62	(2,831)	(2,769)
Time	(188)	839	651	(228)	(3,619)	(3,847)
Total interest expense on interest-bearing deposits	$(149)	$1,145	$996	$(133)	$(6,819)	$(6,952)
Borrowings	$754	$2,973	$3,727	$78	$(192)	$(114)
Taxable-equivalent net interest income	$914	$5,917	$6,831	$5,160	$2,040	$7,200
(1)Yields and interest income on tax-exempt securities have been computed on a taxable-equivalent basis.
Analysis of Financial Condition for Years Ended December 31, 2022 and 2021
Assets decreased by $59 million to $3.56 billion as of December 31, 2022, compared to $3.62 billion as of December 31, 2021. The decrease in assets was primarily due to a decrease in the fair value of our securities portfolio, which amounted to $1.37 billion at year-end 2022 compared to $1.61 billion at year-end 2021, which was primarily driven by increase in rates that resulted in unrealized losses of $165.8 million. This decrease in assets was offset by an increase in gross loan balances of $142.1 million. Deposits decreased in 2022 by $13.0 million offset by an increase in borrowed funds of $68.1 million.
Investment Securities
Our investment policy is established and reviewed annually by the Board. We are permitted under federal law to invest in various types of liquid assets, including United States Government obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities, time deposits of federally insured institutions, certain bankers’ acceptances and federal funds. Our securities are all classified as “available-for-sale” (“AFS”).
Our investments provide a source of liquidity because we can pledge them to support borrowed funds or can liquidate them to generate cash proceeds. Our investment portfolio is also a resource in managing interest rate risk, because the maturity and interest rate characteristics of this asset class can be readily changed to match changes in the loan and deposit portfolios. The majority of our available-for-sale investment portfolio is comprised of obligations of states and municipalities and residential mortgage-backed securities. During 2022, the overall value of our holdings decreased as long-term interest rates rose significantly which negatively impacted the value of our AFS portfolio.

The following tables reflect the amortized cost and fair market values for the total portfolio for each category of investment for 2022 and 2021 (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed — agency	57,883	14	4,836	53,061
Residential mortgage backed — non-agency	365,983	2	26,690	339,295
Commercial mortgage backed — agency	61,810	75	1,952	59,933
Commercial mortgage backed — non-agency	191,709	10	8,420	183,299
Asset backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$185,085	$98	$742	$184,441
Obligations of states and municipalities	651,000	20,285	5,718	665,567
Residential mortgage backed — agency	63,568	372	1,153	62,787
Residential mortgage backed — non-agency	245,794	863	2,349	244,308
Commercial mortgage backed — agency	78,830	411	358	78,883
Commercial mortgage backed — non-agency	170,048	2,492	336	172,204
Asset backed	192,930	3,127	532	195,525
Other	2,000	—	34	1,966
	$1,589,255	$27,648	$11,222	$1,605,681
The investment maturity table below summarizes contractual maturities for our investment securities at December 31, 2022. The actual timing of principal payments may differ from remaining contractual maturities because obligors may have the right to repay certain obligations with or without penalties. The weighted-average yield below represents the effective yield for the investment securities and is calculated based on the amortized cost of each security (dollars in thousands).

	December 31, 2022
	One Year or Less		One to Five Years		Five to Ten Years		After Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	—%	$40	1.34%	$158,300	1.36%	$—	—%	$198,154	1.36%
Obligations of states and municipalities	5,235	5.49	1,563	2.46	277,320	2.12	266,472	2.11	550,590	2.15
Residential mortgage backed - agency	42	4.38	34,100	4.49	23,741	1.59	—	—	57,883	3.30
Residential mortgage backed - non-agency	28,203	2.33	265,190	3.83	68,172	3.38	4,418	4.97	365,983	3.65
Commercial mortgage backed - agency	415	4.00	56,622	4.53	4,773	4.19	—	—	61,810	4.50
Commercial mortgage backed - non-agency	32,979	6.51	153,572	4.18	5,158	1.43	—	—	191,709	4.51
Asset backed	3,255	2.49	33,495	4.94	65,041	5.14	—	—	101,791	4.99
Other	—	—	—	—	9,500	4.34	—	—	9,500	4.34
Total	$70,129	4.55%	$584,396	3.92%	$612,005	2.41%	$270,890	2.15%	$1,537,420	3.04%
Lending Activities
Our loan portfolio consists primarily of commercial real estate loans but we offer a variety of products to meet the credit needs of our borrowers. The risks associated with lending activities differ among loan classes and are subject to the impact of changes in interest rates, market conditions of collateral securing the loans and general economic conditions. Any of these factors may adversely impact a borrower’s ability to repay loans and also impact the associated collateral. Additional discussion on the classes of loans the Company makes and related risks is included in Note 1 — Nature of Business Activities and Significant Accounting Policies and Note 3 — Loans in Notes to Consolidated Financial Statements.
The following tables set forth the composition of our loan portfolio as of the dates indicated (in thousands):

	2022	2021
Commercial real estate	$1,109,315	$1,031,641
Owner-occupied commercial real estate	127,114	125,613
Acquisition, construction & development	94,450	109,518
Commercial & industrial	53,514	58,818
Single family residential (1-4 units)	499,362	415,594
Consumer non-real estate and other	3,466	3,889
	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
	$1,866,182	$1,713,364
The loan portfolio at December 31, 2022 increased by $142 million primarily due to commercial and residential real estate loan production which was offset by SBA PPP loan forgiveness of $30 million. The Company’s organic growth has occurred in both legacy and newer markets, principally in commercial real estate.
The following table shows the maturity distribution for total loans outstanding as of December 31, 2022. The maturity distribution is grouped by remaining scheduled principal payments that are due in the following periods. The principal balance of loans are indicated by both fixed and floating rate categories in the table below (in thousands).

	December 31, 2022
	Within One Year		One Year to Five Years		Five Years to 15 Years		After 15 Years
	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Fixed Rates	Adjustable Rates	Total
Loans:
Commercial real estate	$43,119	$24,293	$488,964	$62,717	$424,536	$63,700	$1,986	$—	$1,109,315
Owner-occupied commercial real estate	8,241	34	56,767	4,334	55,964	599	—	1,175	127,114
Acquisition, construction & development	22,096	39,068	2,650	24,093	5,943	600	—	—	94,450
Commercial & industrial	1,104	4,992	40,186	6,104	1,128	—	—	—	53,514
Total commercial loans	74,560	68,387	588,567	97,248	487,571	64,899	1,986	1,175	1,384,393
Single family residential (1-4 units)	2,769	20,462	13,009	15,314	19,770	10,106	252,541	165,391	499,362
Consumer non-real estate and other	535	526	850	638	455	—	22	440	3,466
Total loans	$77,864	$89,375	$602,426	$113,200	$507,796	$75,005	$254,549	$167,006	$1,887,221
Asset Quality
The Company maintains policies and procedures to promote sound underwriting and mitigate credit risk. The Chief Credit Officer is responsible for establishing credit risk policies and procedures, including underwriting guidelines and credit approval authority, and monitoring credit exposure and performance of the Company’s lending-related transactions.
A loan is placed on nonaccrual status when (i) the Company is advised by the borrower that scheduled principal or interest payments cannot be met, (ii) when management’s best judgment indicates that payment in full of principal and interest can no longer be expected, or (iii) when any such loan or obligation becomes delinquent for 90 days, unless it is both well-secured and in the process of collection.
The Company’s asset quality remained strong through 2022. The Company’s non-performing assets, which includes non-performing loans consisting of nonaccrual loans, loans that are more than 90 days past due, and other real estate owned, as of December 31, 2022 and 2021 totaled $5.5 million and $26.3 million, respectively. The change in Company’s nonaccrual amount was primarily due to the sale of one nonaccrual portfolio loan of $19.6 million in 2022.
The following table summarizes the Company’s non-performing assets as of December 31, 2022 and 2021 (in thousands).

	12/31/2022	12/31/2021
Non-accrual loans	$5,497	$26,261
90 days past due and still accruing	—	—
Total non-performing loans	5,497	26,261

Other real estate owned	—	—

Total non-performing assets	$5,497	$26,261

Allowance for Loan Losses
Refer to the discussion in the “Critical Accounting Policies and Estimates” section above for management’s approach to estimating the allowance for loan losses.
Gross charged-off loans were $3.5 million, $0.2 million, and $6.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. A majority of the charge-offs in 2022 related to a loan that the Company sold as part of a portfolio management strategy. Gross recoveries totaled $246 thousand, $256 thousand, and $1.8 million for the years ended December 31, 2022, 2021, and 2020. The allowance for loan loss as a percentage of gross loans, net of unearned income was 1.11%, 1.82%, and 1.78% as of December 31, 2022, 2021, and 2020, respectively. The decrease in the allowance coverage ratio was due to a decrease in the rate of qualitative factors in relation to changes in watch list credits among other factors, as well as the reduction of uncertainty stemming from the COVID-19 pandemic and its downstream impacts on the economy as a whole, including the Company’s borrowers.
The Company recorded a provision recapture of $7.5 million, $1.0 million and a provision for $12.6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The recapture of loan losses, in 2022, compared to the same period in 2021 primarily reflects changes in the Company’s evaluation of environmental factors and qualitative factors that were adjusted to account for the risks to certain industry subgroups and portfolio segments within our portfolio a result of the emergence of the COVID-19 pandemic.

The following table summarizes the changes in the Company’s allowance for loan losses for the years indicated (dollars in thousands):

	2022	2021	2020
Loans outstanding at end of period	$1,887,221	$1,745,073	$1,833,775
Balance of allowance at beginning of year	(31,709)	(32,697)	(24,201)
Loans charged-off
Commercial real estate	3,282	127	—
Owner-occupied commercial real estate	—	—	—
Acquisition, construction & development	—	—	—
Commercial & industrial	20	—	5,858
Residential	—	16	44
Consumer non real estate and other	148	99	94
Total loans charged-off	3,450	242	5,996
Recoveries of loans charged-off
Commercial real estate	38	13	14
Owner-occupied commercial real estate	—	17	—
Acquisition, construction & development	—	—	—
Commercial & industrial	—	20	1,726
Residential	184	183	65
Consumer non-real estate and other	24	23	39
Total recoveries of loans charged-off	246	256	1,844
Net loan charge-offs (recoveries)	3,204	(14)	4,152
Provision for (recapture of) the period	(7,466)	(1,002)	12,648
Ending allowance	$(21,039)	$(31,709)	$(32,697)

Average loans outstanding during the period	$1,773,883	$1,789,172	$1,928,264
Allowance coverage ratio(1)	1.11%	1.82%	1.78%
Net charge-offs to average outstanding loans during the period(2)	0.18	—	0.22
Allowance for loan losses as a percentage of non-performing loans3)	382.74	120.75	116.05
(1)The allowance coverage ratio is calculated by dividing the allowance for loan losses at the end of the period by gross loans, net of unearned income at the end of the period.
(2)The Net charge-offs to average outstanding loans during the period is calculated by dividing total net loan charge-offs (recoveries) during the year by average gross loans outstanding during the year.
(3)The Allowance for loan losses as a percentage of non-performing loans ratio is calculated by dividing the allowance for loan losses at the end of the period by nonaccrual loans at the end of the period.

The following table summarizes the allowance for loan losses by portfolio with a comparison of the percentage composition in relation to total allowance for loan losses and total loans as of December 31, 2022 and December 31, 2021 (dollars in thousands).

	December 31, 2022
	Allowance for loan losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$15,477	73.56%	58.78%
Owner-occupied commercial real estate	635	3.02	6.74
Acquisition, construction & development	2,082	9.90	5.00
Commercial & industrial	438	2.08	2.84
Residential	2,379	11.31	26.46
Consumer non-real estate and other	28	0.13	0.18
Total	$21,039	100.00%	100.00%

	December 31, 2021
	Allowance for loan losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
Commercial real estate	$25,112	79.20%	59.11%
Owner-occupied commercial real estate	611	1.93	7.20
Acquisition, construction & development	3,369	10.62	6.28
Commercial & industrial	160	0.50	3.37
Residential	2,434	7.68	23.82
Consumer non-real estate and other	23	0.07	0.22
Total	$31,709	100.00%	100.00%
Derivative Financial Instruments
The Company utilizes interest rate swap agreements as part of its asset/liability management strategy to help manage its interest rate risk position. The Company recognizes derivative financial instruments at fair value as either other assets or other liabilities on the Consolidated Balance Sheets. The Company’s use of derivative financial instruments are described more fully in Note 12 — Derivatives in Notes to Consolidated Financial Statements.
Off-Balance Sheet Arrangements
The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and financial guarantees which would impact the Company’s liquidity and capital resources to the extent customers accept and/or use these commitments. See Note 13— Commitments and Contingencies in Notes to Consolidated Financial Statements for a discussion of credit extension commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. With the exception of these off-balance sheet arrangements, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Funding Activities
The Company’s funding activities are monitored and governed through the Company’s asset/liability management process. Deposits are the primary source of funds for lending and investing activities. The Company also utilizes brokered deposits, as well as advances from the FHLB, as funding sources in addition to customer deposits.
Scheduled payments, as well as prepayments, and maturities from portfolios of loans and investment securities also provide a stable source of funds. We may obtain advances from the FHLB. Advances are secured by both securities and loans, provided certain standards related to creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. FHLB advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.
At December 31, 2022 and 2021, we were permitted to borrow up to an aggregate total of $875.3 million and $889.1 million, respectively, from the FHLB. There were FHLB borrowings of $343.1 million and $275 million outstanding at December 31, 2022 and 2021. Additionally, we had credit availability of $90 million with correspondent banks as of December 31, 2022 and December 31, 2021 for short-term liquidity needs, if necessary. As of December 31, 2022 and 2021, there were no borrowings under this facility.
The following table shows certain information regarding Federal Home Loan Bank advances at year end 2022 and 2021 (dollars in thousands):

	2022	2021
Balance at end of period	$343,100	$275,000
Weighted average interest rate at end of period	4.42%	0.55%
Deposits
Total deposits decreased by $13.0 million from December 31, 2021 to December 31, 2022 due to economic and competitive conditions. The Company issued brokered deposits that amounted to $100.3 million at December 31, 2022 and are included in the table below.
The following table sets forth the average balances of deposits and the average interest rates paid as of the dates indicated (dollars in thousands).

	December 31, 2022		December 31, 2021
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Demand, non-interest-bearing	$971,618	—%	$931,987	—%
Demand, interest-bearing	580,901	0.03	552,996	0.04
Money market and savings	1,116,941	0.14	1,095,777	0.11
Time deposits, other	293,418	0.68	320,944	0.42
Total interest-bearing	1,991,260	0.19	1,969,717	0.14
Total Deposits	$2,962,878	0.13	$2,901,704	0.09
Total average deposits increased by $61.2 million but the Company started to see deposit balances decreasing in late 2022. The Company continues to seek organic growth in both interest-bearing and non-interest-bearing deposits consistent with our relationship-based strategy. Management evaluates its utilization of brokered deposits, taking into consideration the interest rate curve and regulatory views on non-core funding sources, and balances this funding source with its funding needs based on growth initiatives.
The Company has deposits that meet or exceed the FDIC insurance limit of $250,000 of $843.4 million and $836.1 million at December 31, 2022 and December 31, 2021. The Company does not have material deposit concentration risk to any significant market, industry or individual at December 31, 2022.

The following table sets forth maturity ranges of certificates of deposit as of December 31, 2022 that meet or exceed the FDIC insurance limit (in thousands).

December 31, 2022
Due within 3 months or less	$5,910
Due after 3 months and within 6 months	18,242
Due after 6 months and within 12 months	7,811
Due after 12 months	655
Total uninsured, time deposits	$32,618
Shareholders’ Equity
Total shareholders’ equity at December 31, 2022 was $273.5 million, compared to $389.6 million at December 31, 2021. Shareholders’ equity decreased by $116.1 million primarily due to unrecognized losses in the AFS securities portfolio which was somewhat offset by our net income for the year. Accumulated other comprehensive income decreased $146.5 million, as a result of a decrease in the fair value of investment securities available-for-sale.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investment, and deposit-taking activities. To that end, management actively monitors and manages its interest rate risk exposure. Our profitability is affected by fluctuations in interest rates; a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on net interest income using several tools.
Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while configuring our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest rate risk.
The ALCO meets no less than once per quarter. In addition, the Company’s Asset/Liability policy provides for a subcommittee of the ALCO, comprised of executive and senior management that, upon the determination that abnormal market risks are occurring or may be forthcoming, will convene with the responsibility of making all decisions related to mitigation of potential negative impacts to the Company. This subcommittee acts as a clearinghouse for information on Company earnings, credit risk, lending and deposit activities, and liquidity management necessary for internal communications, including to the Board, and external communications.
Interest Rate Sensitivity
Interest rate risk is the risk to earnings and fair value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricing and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay home mortgage loans at any time, depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk) and changes in spread relationships between different yield curves, such as U.S. Treasuries and SOFR (basis risk).
The rates on some interest-bearing financial instruments may adjust promptly with changes in market rates, while others adjust only periodically or are fixed for a predefined term. Such instances can cause a mismatch between the sensitivity and behavior of financial assets and liabilities. Interest rate fluctuations and economic factors, coupled with repricing mismatches and embedded options inherent in these financial assets and liabilities, may impact the Company’s interest expense, interest income, and the value of certain financial assets and liabilities. Through the ALCO, we attempt to manage the balance sheet in a manner that increases the benefit or reduces the negative impacts from such events.
The overall impact of changes in interest rates including, but not limited to, the impact to our net interest income and to our securities portfolio, can be enhanced or diluted depending on the variability of interest rates. From time to time, the Company may hedge its interest rate risk position, which can impact earnings. We generally do not hedge all of our interest rate risk nor can we guarantee that any attempts to do so will be successful. See Note 12 Derivatives in Notes to Consolidated Financial Statements for a discussion of our hedging activity.
The Company actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The ALCO, using policies and procedures approved by the Company’s Board, is responsible for the management of the Company’s interest rate sensitivity position. The Company manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offerings of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of, but is not limited to, borrowings with the FHLB, federal funds purchased and certificates of deposit from institutional brokers.

The Company uses several tools to manage its interest rate risk including interest rate sensitivity analysis, or gap analysis, market value of portfolio equity analysis, interest rate simulations under various rate scenarios and net interest margin reports. The results of these reports are compared to limits established by the Company’s ALCO policies and appropriate adjustments are made if the results are outside the established limits.
There are an infinite number of potential interest rate scenarios, each of which can be accompanied by differing economic/political/regulatory climates; can generate multiple differing behavior patterns by markets, borrowers, depositors, etc.; and, can last for varying degrees of time. Therefore, by definition, interest rate risk sensitivity cannot be predicted with certainty. Accordingly, the Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between theoretical and practical scenarios; especially given the primary objective of the Company’s overall asset/liability management process is to facilitate meaningful strategy development and implementation.
Therefore, we model a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which will enable the Company to clearly understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined.
The following tables demonstrate the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift, or “shock,” in the yield curve and subjective adjustments in deposit pricing might have on the Company’s projected net interest income over the next 12 months. This simulation assumes that there is no growth in interest-earning assets or interest-bearing liabilities over the next 12 months.

	As of December 31, 2022	As of December 31, 2021
Change in Interest Rates (in Basis Points)	Percentage Change in Net Interest Income	Percentage Change in Net Interest Income
400	(12.3)%	0.4%
300	(9.2)	0.8
200	(6.2)	0.1
100	(3.0)	(0.8)
(100)	(2.0)	(5.1)
Economic Value of Equity Analysis (“EVE”). We analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model. This analysis measures the difference between predicted changes in the fair value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The table below represents an analysis of our interest rate risk as measured by the estimated changes in our economic value of equity, resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2022 and December 31, 2021.

	As of December 31, 2022	As of December 31, 2021
Change in Interest Rates (in Basis Points)	Percentage Change in EVE	Percentage Change in EVE
400	(21.0)%	(11.2)%
300	(15.8)	(7.4)
200	(10.5)	(4.2)
100	(4.7)	(1.1)
(100)	0.1	(9.1)

Item 3.     Properties
The Company is headquartered in Alexandria, Virginia and conducts business through its headquarters and operational offices, twenty-three full-service bank branches, and four loan production offices. We own fourteen of the twenty-three full-service branches. The Company owns its principal executive office at 100 S. Fairfax Street, Alexandria, VA. In July 2022, we acquired a building located at 5680 King Centre Drive in Alexandria, Virginia and intend to consolidate a significant portion our workforce into this corporate center in the second half of 2023.
We own or lease other premises for use in conducting our business activities, including bank branches, an operations center, and offices in Alexandria, Annandale, Arlington, Ashburn, Burke, Centreville, Falls Church, Fredericksburg, Manassas, McLean, Richmond, Springfield, Vienna, Woodbridge Counties, VA and in Montgomery County, MD. We believe that our current facilities and planned relocation are adequate to meet our present and foreseeable needs, subject to possible future expansion. For each property that we lease, we believe that upon expiration of the lease we will be able to extend the lease on satisfactory terms or relocate to another acceptable location.

Item 4.     Security Ownership of Certain Beneficial Owners and Management
The following table sets forth the beneficial ownership of the Company’s Common Stock as of February 24, 2023, for (i) each member of the Board, (ii) each named executive officer (as defined below, see Item 6 – Executive Compensation), (iii) each person known to the Company to be the beneficial owner of more than 5% of the Company’s Common Stock and (iv) the members of the Board and the executive officers of the Company as a group. Information with respect to beneficial owners of more than 5% of the Company’s securities is based on completed questionnaires and related information provided by such beneficial owners as of February 24, 2023. Except as indicated, all shares of the Company’s securities are owned directly, and the person or entity listed as the beneficial owner has sole voting and investment power. The address for each of the individuals in the table below is c/o Burke & Herbert Financial Services Corp., 100 S. Fairfax Street, Alexandria, Virginia, 22314.

Name, Position and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
David P. Boyle (2) Chair, President & Chief Executive Officer	12,680	*
Roy E. Halyama Executive Vice President & Chief Financial Officer	—	*
Jeffrey A. Welch Executive Vice President Chief Credit Officer	1,040	*
E. Hunt Burke (3) Director	296,040	3.99%
S. Laing Hinson (4) Vice Chair and Director	75,400	1.02%
Mark G. Anderson (5) Director	16,000	*
Julian F. Barnwell, Jr. (6) Director	319,869	4.31%
Katherine D. Bonnafé Director	3,400	*
James M. Burke (7) Director	264,460	3.56%
Nicolas Carosi III (8) Director	4,440	*
Michael D. Lubeley Director	3,600	*
Shawn P. McLaughlin (9) Director	44,750	*
Jose D. Riojas (10) Director	13,600	*
All directors and executive officers as a group (19 people) (11)	1,061,859	14.30%
*Percentage of ownership is less than 1% of the Company’s outstanding shares of Common Stock.
(1)Calculated in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days.
(2)Includes 1,040 shares underlying Restricted Stock Units (“RSUs”) that vest March 19, 2023.
(3)Includes 281,200 shares indirectly held in capacity as co-trustee for the Mary-Julia Burke Trust and 1,320 shares held by spouse.
(4)Includes 31,040 shares held by S.L. Hinson Associates, LLLP, an affiliated company, and 24,800 shares held by Kedge Capital, LLC, an affiliated company.
(5)Includes 9,600 shares held by the Mark G. Anderson Irrevocable Trust and 5,600 shares held by the Cynthia M. Anderson Revocable Trust.

(6)Includes 76,660 shares held in capacity as Trustee for the Barnwell Family Trust, 79,240 shares held in capacity as Trustee for the Barnwell Charitable Lead Trust, and 151,889 shares held in capacity as Trustee for the Patricia Barnwell Irrevocable Trust.
(7)Includes 256,980 shares held in capacity as co-Trustee for The Burke Living Trust.
(8)Includes 400 shares held by spouse.
(9)Includes 650 shares held by McLaughlin Ryder Investments, Inc., an affiliated company.
(10)Includes 10,600 shares held by the Jose and Susan Joint Revocable Trust.
(11)Includes securities held directly and indirectly by all current Company executive officers (see Item 5 — Directors and Executive Officers), including, in addition to the named executive officers in this table, Joseph F. Collum, Emily S. Debeniotis, Kirtan Parikh, Shannon B. Rowan, Jennifer P. Schmidt, and Kendrick C. Smith.

Item 5.     Directors and Executive Officers
Board of Directors
The following table contains certain information about our directors, including their names, ages, and the years in which they began serving as directors (including service on the board of directors of the Bank, prior to the Company becoming the Bank Holding Company in 2022).

Name	Age	Position	Director Since
Mark G. Anderson	60	Director	2017
Julian F. Barnwell, Jr.	67	Director	2001
Katherine D. Bonnafé	57	Director	2018
David P. Boyle	59	Chair, Director, President and Chief Executive Officer	2020
E. Hunt Burke	66	Director	1995
James M. Burke	68	Director	2014
Nicholas Carosi, III	75	Director	2007
S. Laing Hinson	68	Director	2007
Michael D. Lubeley	75	Director	2012
Shawn P. McLaughlin	63	Director	2008
Jose D. Riojas	68	Director	2018
Business biographies are included below. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.
Mark G. Anderson has been a Director since 2017. In 1996, he formed and is President and Chief Executive Officer of MGAC, Inc., an international provider of program/project management, cost management, procurement and technology solutions for major capital construction projects with offices in Washington DC, New York, Toronto, Seattle, San Francisco, Los Angeles, London (UK), Brighton (UK), Birmingham (UK) and Glasgow Scotland. The Company values Mr. Anderson’s project management skills and strategic planning capabilities.
Julian F. Barnwell, Jr. has been a Director since 2001 and from 1991 has served as the President and Chief Executive Officer of Design & Production, Inc., an exhibit project management, production and technology systems company that provides services to museums, educational institutions, visitor centers, information centers, science and nature centers, and major expositions throughout the United States and abroad. Mr. Barnwell’s financial acumen and organizational skills are valued by the Company.
Katherine D. Bonnafé became a director in 2018. Since 2019, she has been Chief Executive Officer of Combined Creative LLC, a strategy and investment family office headquartered in Bethesda, MD overseeing investments and new business initiatives. Prior to Combined Creative, she had a 30-year career at Combined Properties, Incorporated, a commercial management and development company. She is valued by the Company for her market and industry knowledge and her operations management capabilities.
David P. Boyle has been a Director since January 1, 2020 and became Chair of the Board in 2023. Mr. Boyle was appointed to the Board at the same time he assumed the role of President and Chief Executive Officer of the Company. From June 2019 until his appointment as President and CEO, Mr. Boyle served as the Company’s President and Chief Operating officer. He previously served as Executive Vice President and Chief Financial Officer at Orrstown Financial Services, Inc., a $3 billion financial holding company, from 2012 to 2019. Earlier in his career he served in key leadership and executive positions with large banks, including as Chief Performance Officer at PNC Financial Services Group, Inc., Regional President for National City Bank, and as Chair, President, and Chief Executive Officer at Wayne Bancorp, a community bank. The Company believes Mr. Boyle’s leadership experience in financial services provides him with the necessary skills and qualifications to effectively serve the Company.

E. Hunt Burke has been a Director since 1995 and is a fifth generation lineal descendant of one of the Company’s founders. Mr. Burke joined the Company in 1979 and served as Chief Executive Officer from 2009 until January 2020, at which time he assumed a non-executive role with the Company. The Company values the knowledge, experience, and perspective Mr. Burke has obtained through is long tenure with the Company.
James M. Burke has been a director since 2014 and is the President of Burke Capital Corporation, an unaffiliated financial consulting company based in San Francisco, California, since he founded it in 1991. His company specializes capital sourcing, crisis management, restructurings, and exits and harvests. He is a fifth generation lineal descendant of one of the Company’s founders. The Company values Mr. Burke’s strategic problem-solving ability and broad business acumen.
Nicholas Carosi III, has been a Director since 2007. He joined Arban & Carosi, Inc., an architectural precast concrete company headquartered in Woodbridge, VA, in 1969 and is currently serving as the Chair of the Board. Mr. Carosi’s accounting, finance, and knowledge of the local markets add value to the Company.
S. Laing Hinson has been a Director since 2007. In 1988 he founded and has been the General Partner of S. L. Hinson Associates, LLLP, a commercial real estate development firm headquartered in Alexandria, VA. Mr. Hinson’s business acumen, accounting and finance knowledge, and leadership qualities are valued by the Company.
Michael D. Lubeley has been a Director since 2012. In 1982, he joined Walsh Colucci Lubeley & Walsh, a Virginia-based law firm with offices in Arlington County, Prince William County, Leesburg, and Winchester, VA. The Company values Mr. Lubeley’s skills in risk management, strategic planning, and his market knowledge.
Shawn P. McLaughlin has been a Director since 2008. He is the President and Chief Executive Officer of McLaughlin Ryder Investments, Inc., a financial services firm based in Alexandria, VA, which he founded in 2011. His experience and skills in accounting, finance, and communication are valued by the Company.
Jose D. Riojas has been a director since 2018. Brigadier General (U.S. Army, Retired) Riojas is the owner of Jose D. Riojas, LLC, a consultancy company specializing in executive coaching, since 2015. Mr. Riojas previously served in the United States military for 30 years. His experience in leadership development, strategic planning, and risk management are valued by the Company.
Executive Officers
The following table sets forth certain information regarding our executive officers, including their names, ages and positions.

Name	Age	Position
David P. Boyle	59	Chair, Director, President and Chief Executive Officer
Roy E. Halyama	55	Executive Vice President — Chief Financial Officer
Jeffrey A. Welch	63	Executive Vice President — Chief Credit Officer
Joseph F. Collum	51	Executive Vice President — Director of Branch & Business Banking
Emily S. Debeniotis	59	Executive Vice President — Human Resources
Shannon B. Rowan	57	Executive Vice President — Wealth Services
Kendrick C. Smith	61	Executive Vice President — Operations
Jennifer P. Schmidt	53	Executive Vice President — Enterprise Risk
Kirtan Parikh	41	Senior Vice President — Chief Accounting Officer
The business experience of each of our executive officers, other than Mr. Boyle, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

Roy E. Halyama is Burke & Herbert’s Executive Vice President, Chief Financial Officer, joining in 2021. Since 2017, he served in various senior leadership roles in finance and risk management at PNC Financial Services Group, Inc. His previous experience also includes a corporate finance role at FNB Corporation and several accounting, finance and investment roles over the course of sixteen years at Fifth Third Bank and J.P. Morgan. Roy earned his B.S. in Business Administration, Accounting and MBA, Finance at The Ohio State University.
Jeffrey A. Welch serves as Chief Credit Officer and Executive Vice President for Burke & Herbert. Joining in 2014, he is responsible for managing the overall credit function, including credit risk management, credit administration, underwriting and credit policy. He has over 40 years of experience holding progressively more responsible positions in credit and lending with Sandy Spring Bank and TD Bank. He holds a Bachelor of Science degree in Operations Management from The Pennsylvania State University and a Master of Business Administration degree from Marymount University.
Joseph F. Collum is Executive Vice President and Director of Branch & Business Banking for Burke & Herbert. He joined in 1995 as a Management Trainee and was appointed to his current role in 2016. He served on the Board of Trustees for the Virginia Banker’s Association School of Bank Management, the board of directors of the Alexandria Chamber of Commerce, and the board of directors for Rebuilding DC|Alexandria. He received his Bachelor of Science degree in business administration with a concentration in marketing from Longwood University, is a graduate of the Virginia Banker’s Association School of Bank Management, the Stonier Graduate School of Banking, and completed the Wharton Leadership Program.
Emily S. Debeniotis is Burke & Herbert’s Executive Vice President of Human Resources, having joined in 1992. She has experience in the areas of human resources, employee relations, employment law, employee development, training, leadership, and coaching. She is certified in the Leadership Circle Profile, the Hogan Personality Index, Associate Coaching from the International Coaching Federation, and Leadership Coaching from Georgetown University. She earned her Bachelor of Science from the University of Maryland and MBA from the University of La Verne.
Shannon B. Rowan is Burke & Herbert’s Executive Vice President, Wealth Services. Prior to starting in 2011, he was an area director of financial advisors at Capital One Financial Advisors and held a senior leadership role with Chevy Chase Bank. He graduated from the University of Mary Washington with dual degrees in Philosophy and Psychology. He holds the CERTIFIED FINANCIAL PLANNER™ (CFP®), Accredited Investment Fiduciary (AIF®), and Chartered Life Underwriter (CLU®) designations, FINRA Series 65, 24, 7, 6, 63 certifications, and holds Life and Health Insurance licenses.
Kendrick C. Smith, CFA, is Burke & Herbert’s Executive Vice President, Operations, a position he has held since 2020. From 2012 to 2020, he served as Treasurer for Orrstown Bank. Previously, he served as Treasurer for FNCB Bank and held a variety of finance and accounting positions at Eastern Financial Florida Credit Union. He earned his B.A. in Accounting from Central Michigan University and MBA from Nova Southeastern University.
Jennifer P. Schmidt joined in 2014 and is the Executive Vice President of Enterprise Risk for Burke & Herbert. She has more than 30 years of experience in strategy, operations and compliance management with Capital One, ZS Associates, and BP Oil. She earned a Bachelor of Mechanical Engineering from Villanova University, a Master of Science in Engineering Mechanics from Cleveland State University and a dual Master of Business Administration and Master of Engineering Management from Northwestern University. She is also a graduate of the Stonier Graduate School of Banking.
Kirtan Parikh is Burke & Herbert’s Senior Vice President, Chief Accounting Officer, joining in 2021. From 2015 to 2021, he was a director and senior manager at Deloitte, consulting clients on accounting, internal controls, finance, and regulatory matters. He also served as a Professional Accounting Policy Fellow with the Office of the Comptroller of the Currency. He earned a Bachelor of Business Administration from Boston University with a concentration in Finance and Accounting. He is a licensed CPA in the state of Virginia.

Item 6.    Executive Compensation
Overview
The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers that significantly contribute to the Company’s success. The executive officers are expected to manage the Company to promote its growth and profitability, minimize risk, and advance the interests of our shareholders. As such, the Company’s compensation program is designed to provide levels of compensation that reflect the executive’s role in the organization and reward the individual’s performance within the context of the Company’s performance.
The Compensation Committee of our Board believes that evaluating performance in this manner aligns the interests of our executive officers with the achievement of long-term sustainable financial performance and resulting increases in shareholder value. We believe that our compensation program contributes to achieving these results. In this Item 6 only, we sometimes refer to the Compensation Committee as the “Committee.” The principal elements of our executive compensation program are annual base salary, incentive compensation, including short-term incentive compensation through annual cash bonuses and long-term incentives through the grants of equity-based awards and participation in our deferred compensation plans. In addition, we provide our executives with benefits that are generally available to all of our eligible employees.
We view the principal elements of our executive compensation as related, but distinct, and aim to deliver competitive annual total compensation opportunities to the Company’s executive officers commensurate with individual and Company performance. We determine the appropriate level for each compensation element based, in part, but not exclusively, on our view of internal equity and consistency, performance, the competitive landscape and other information we deem relevant. We believe that equity-based awards are a motivator in attracting and retaining executives over the long-term, and that salary and cash bonuses are important considerations in the short-term.
Annually, our Compensation Committee performs a strategic review of our executive officers’ total compensation. Through this review, the Committee determines whether the Company adequately compensates our executive officers for both individual and organizational results, relative to external compensation benchmarks. The Committee considers the Company’s internal objectives (financial and non-financial), the individual executive’s contribution to Company objectives, external peer compensation levels and peer performance in making annual compensation decisions for the Company’s executive officers. The Committee also engages an independent third-party compensation consultant, from time to time, to help ensure that our executive compensation practices align with general peer compensation approaches. The Committee also receives annual assessments prepared by the Chief Executive Officer regarding the performance of each named executive officer (“NEO”), other than the Chief Executive Officer. The Chief Executive Officer participates in the determination of compensation for the NEOs other than himself.
The Committee also continually reviews the Company’s compensation policies to identify any practice that might encourage an employee to expose the Company to unacceptable risk. At the present time, the Committee is satisfied that the current executive compensation program does not encourage the Company’s executive officers, including the NEOs, to expose the Company to inappropriate risk.
Summary Compensation Table
The following table sets forth an overview of the compensation for David P. Boyle, President & Chief Executive Officer, Roy E. Halyama, Executive Vice President, Chief Financial Officer, and Jeffrey A. Welch, Executive Vice President, Chief Credit Officer, who collectively constitute our NEOs for the year ended December 31, 2022. The current compensation of the NEOs is not necessarily indicative of how we will compensate our NEOs in the future. Evaluation and changes, as needed, are made to our compensation structure to ensure compensation packages remain competitive and align with our compensation philosophy.

Name & Principal Position	Year	Salary	Bonus	Stock Awards (1)	Nonqualified Deferred Compensation Earnings (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
David P. Boyle, President & Chief Executive Officer	2022	$825,000	$85,750	$273,875	$4,587	$245,498	$188,348	$1,623,058
Roy E. Halyama, Executive Vice President — Chief Financial Officer	2022	344,230	48,750	52,584	—	90,930	10,675	547,169
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	2022	324,920	—	52,584	3,110	84,806	75,635	541,055
(1)The amounts represent the aggregate grant date fair value of RSU awards granted in 2022 pursuant to the Company’s 2019 Stock Incentive Plan calculated in accordance with the Financial Accounting Standards Board Accounts Standards Codification Topic 718 (“FASB ASC Topic 718”). See Note 22 - Share Based Compensation of Notes to the Consolidated Financial Statements, for additional information about the Company’s share-based compensation plans, including the assumptions made in the valuation of RSU awards. The awards cliff vest three years from the date of the grant.
(2)Represents the above-market only earnings that exceed 120% of the applicable federal long-term rate for the Supplemental Executive Retirement Plan; see more detail below within Other Compensation & Benefits.
(3)See 2022 All Other Compensation Table below.
The compensation represented by the amounts set forth in the “All Other Compensation” column in the table above is detailed in the following table.

Name & Principal Position	Vehicle Allowance or Personal use of Company Vehicle	Country Club Dues	Supplemental Executive Retirement Plan Contribution	Split Dollar Life Insurance Benefit	Matching Contributions to 401(k) Plan	Total
David P. Boyle, President & Chief Executive Officer	$1,459	$10,229	$165,000	$1,510	$10,150	$188,348
Roy E. Halyama, Executive Vice President — Chief Financial Officer	—	—	—	—	10,675	10,675
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	—	—	64,960	—	10,675	75,635
Elements of Compensation
Base Salary
We generally set annual base salaries for the executive officers based on the executive’s experience, individual performance for the prior year and our prior year financial results. We also consider comparative peer salary data and believe that base salaries are set at levels that enable us to hire and retain individuals in the banking/finance industry that can drive achievement of the Company’s overall objectives.
The Committee generally reviews executive salaries at the beginning of a calendar year, with new salaries taking effect in April. Thus, the salaries reported in the summary compensation table include the total value of salary actually received by each NEO in 2022, reflecting approximately 3 months of compensation at the prior year’s salary and 9 months of compensation at the level set by the Committee for 2022. For Messrs. Boyle, Halyama, and Welch, the salary disclosure in the Summary Compensation Table reflects their effective 2021 base salaries of $825,000, $325,000, and $320,000, respectively for approximately the first three months of 2022 and their 2022 base salaries of $825,000, $350,000 and $326,400, respectively, for the remainder of the year. The base salary for Mr. Boyle has been unchanged since 2020. Effective April 7, 2023, Messrs. Boyle, Halyama, and Welch are entitled to annual base salaries of $825,000, $350,000 and $333,000, respectively.

Executive Incentive Compensation
For 2022, each NEO had a total incentive compensation target as follows: for Mr. Boyle, 55% of base salary and for Messrs. Halyama and Welch, 40% of base salary. The total incentive compensation target for each executive was divided between short and long-term incentives as follows: for Mr. Boyle, 50% short-term incentive and 50% long-term incentive; for Messrs. Halyama and Welch, 60% short-term incentive and 40% long-term incentive.
At the beginning of 2022, the Committee met to establish the metrics and weighting that comprise the 2022 incentive compensation target, as shown below:

Metric	Actual	Target	Weighting
Net Interest Income	$103,692,000	$98,041,000	25%
Non-interest Income	17,087,000	18,564,000	10%
Non-interest Expense	80,479,000	79,000,000	25%
Net Income	40,432,000	33,700,000	40%
The target amount for each metric is set by the Committee. Each target metric is a higher hurdle than the budgeted amount approved by the Board.
The target for each metric represents the weighted portion of the overall total incentive compensation target. If a target is met, then the full weighted amount depicted above for that metric will be factored into the final calculated incentive percentage. If a target is either not met, or exceeded, then the weighted amount denoted above for that metric will be multiplied by a ratio the numerator of which, for Net Interest Income, Non-interest Income, and Net Income, is the Company’s actual performance results for that measure and the denominator of which is the target. For the Non-interest Expense ratio, the numerator is the target performance and the denominator is the actual. For example, if actual Net Interest Income performance exceeds the target by 5% the weighting factor for that metric for the final calculated incentive percentage is 26.25% (1.05 times 25%). Conversely, if actual Net Interest Income performance is less than the target by 5%, the weighting factor for that metric for the final calculated incentive percentage is 23.75% (0.95 times 25%). If any single metric falls below 90% of the target, no incentive compensation shall be paid. The sum of the weighting for each metric, based on the Company’s actual performance against each target, will result in the final calculated incentive percentage. The maximum final calculated incentive percentage as described above is 150%; however, additional discretionary incentive amounts may be earned by the NEOs, as discussed in the section entitled “Discretionary Incentive Compensation” below.
For each NEO, the final calculated incentive percentage is multiplied by their total incentive compensation target to determine their final incentive amount. For fiscal year 2022, the final calculated incentive percentage was approximately 108%. For Mr. Boyle, this resulted in a final incentive amount of $490,851 (representing approximately 108% times 55% of $825,000 (his 2022 base salary)). For Mr. Halyama, this resulted in a final incentive amount $151,447 (representing approximately 108% times 40% of $350,000 (his 2022 base salary)). For Mr. Welch, this resulted in a final incentive amount of $141,235 (representing approximately 108% times 40% of $326,400 (his 2022 base salary)).
This final incentive amount was allocated between (1) short-term incentive that is in the form of a cash payment and (2) long-term incentive that is in the form of Restricted Stock Units (“RSUs”) subject to three-year cliff vesting, as described further below. For Mr. Boyle, this resulted in an allocation of 50% of the final incentive amount between short-term and long-term incentives, and for Messrs. Halyama and Welch, an allocation of 60% of the final incentive amount for the short-term incentive and 40% for the long-term incentive.
Short-Term Incentive Compensation
The portion of the final incentive amount earned by each NEO for 2022 performance that was allocated to the short-term incentive compensation based on the calculations described above, was $245,498 for Mr. Boyle, $90,930 for Mr. Halyama, and $84,806 for Mr. Welch. These cash bonuses were paid out in early 2023 and are shown in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above.

Long-Term Incentive Compensation
The portion of the final incentive amount earned for each NEO that was allocated to long-term incentive compensation based on the calculations described above, was $245,353 for Mr. Boyle, $60,517 for Mr. Halyama, and $56,429 for Mr. Welch. In early 2023, we therefore made RSU grants to the NEO under our 2019 Stock Incentive Plan, as amended (“2019 SIP”) based on those valuations. However, under SEC rules, because those amounts were granted in 2023, they are not shown in our Summary Compensation for 2022, but rather will be shown in our Summary Compensation Table for 2023.
The RSUs that are shown in the “Stock Awards” column of the Summary Compensation Table, above for 2022, are those that were granted in early 2022. These amounts were determined through a similar process as to what we have described above; however, this process was completed in early 2022, after our 2021 performance year. These RSU grants generally cliff vest three years after the grant date, subject generally to continued service. The awards provide for accelerated vesting upon the death or disability of the NEO. In addition, certain of the NEOs have a contractual entitlement to accelerated vesting upon specific involuntary termination events or a change in control of the Company, as described in further detail in the section entitled “Employment Agreements” below. If dividends are declared while the RSUs remain outstanding, the NEO will receive those declared and accrued cash dividends upon the vesting of the underlying award.
The 2019 SIP is an omnibus plan providing for the grant of various types of equity awards, but to date the Company has only granted RSUs (both time and performance based) under the plan. On January 26, 2023, the Board approved the 2023 Stock Incentive Plan (the “2023 SIP”), subject to shareholder approval. If the 2023 SIP is approved by our shareholders at the annual meeting on March 30, 2023, no new awards will be granted under the 2019 SIP after that time. If the 2023 SIP is not approved by our shareholders at the annual meeting, then the 2019 SIP will remain in effect until it expires in accordance with its terms.
Discretionary Incentive Compensation
In addition to the formulaic compensation described above, the Compensation Committee may also award discretionary compensation, in the form of cash bonuses or equity based compensation, to NEOs. The Compensation Committee considers a range of non-financial performance metrics such as growth and expansion goals, strategic objectives, regulatory relationships, and risk management among other items in determining the discretionary compensation, if any, for each NEO.
For 2022 performance, Messrs. Boyle and Halyama earned discretionary cash bonuses in the following amounts: $85,750 and $48,750, respectively, as shown in the “Bonus” column of the Summary Compensation Table.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information concerning all RSU awards (both time-based and performance-based) held by the NEOs at December 31, 2022. The number of shares subject to each award have been adjusted to reflect any stock dividends, stock splits and merger of share exchange assumption adjustments effected after the date of such award (none of which gave rise to additional accounting expenses). Each RSU listed in the following table was granted under the 2019 SIP.

	Stock Awards
Name & Principal Position	Number of shares or Units of Stock That Have Not Vested	Market Value of shares or Units of Stock That Have Not Vested (1)	Equity incentive plan awards: Number of unearned shares, units, or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (1)
David. P. Boyle, President & Chief Executive Officer	20,480(2)	$1,447,936	8,000(5)	$565,600
Roy E. Halyama, Executive Vice President — Chief Financial Officer	6,000(3)	424,200	3,000(5)	212,100
Jeffrey A. Welch, Executive Vice President — Chief Credit Officer	3,480(4)	246,036	—	—
(1)Based on the $70.70 closing price of the Company’s Common Stock on December 30, 2022, the last trading day of the Company’s 2022 fiscal year, as quoted on the OTC Pink.
(2)Reflects time-based RSU awards that vest 100%: 1,040 on March 19, 2023, 1,440 on June 3, 2023, 3,480 on February 25, 2024, 1,520 on June 3, 2024, 5,000 on January 21, 2025, and 8,000 on December 31, 2026. The 8,000 that vest on December 31, 2026 are described with additional vesting conditions in footnote (5) of this table.
(3)Reflects time-based RSU awards that vest 100%: 2,040 on April 5, 2024, 960 on January 21, 2025, and 3,000 on December 31, 2026. The 3,000 that vest on December 31, 2026 are described with additional vesting conditions in footnote (5) of this table.
(4)Reflects time-based RSU awards that vest 100%: 1,040 on February 20, 2023, 1,480 on February 10, 2024, and 960 on September 30, 2024.
(5)In 2021, the Company granted performance-based RSU awards (“PRSUs”) to Messrs. Boyle and Halyama half of which were subject to a vesting performance condition based on a holding company reorganization and half of which were subject to a vesting performance condition based on a targeted and sustained market capitalization. To the extent the performance conditions are met, the awards vest, subject to continued service, upon the fifth anniversary of the grant date. The award also provides for accelerated vesting upon or after the third anniversary of the grant date, to the extent both performance conditions are achieved by such time. The first performance condition was achieved in 2022 and therefore 8,000 units for Mr. Boyle and 3,000 units for Mr. Halyama are subject only to continued time-based vesting until December 31, 2026, the fifth anniversary of the grant date (or such earlier time upon which the second performance metric is achieved (but no earlier than December 31, 2024, the third anniversary of the grant date)). In accordance with SEC rules, those amounts are included in the column entitled “Number of shares or Units of Stock that Have Not Vested.” The portion of the awards that remained subject to a performance condition as of December 31, 2022 are included in the column entitled “Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested.”

Other Compensation & Benefits
Deferred Compensation Plan
The Committee has adopted a Nonqualified Deferred Compensation Plan for Employees & Directors (the “Deferred Compensation Plan”), as amended and restated effective January 1, 2021. The Deferred Compensation Plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to a “select group of management or highly compensated employees,” as such term is used in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and shall be administered and construed in a manner consistent with that intent. The Deferred Compensation Plan is designed to allow eligible employees to defer a portion of their annual cash compensation, including their base salary and/or eligible cash incentives. When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. There is no limit to the percentage of base salary that a participant can defer under the Deferred Compensation Plan. A participant’s interest in his or her account is fully vested at all times. The Company, at the Committee’s discretion, may also make contributions to participants’ accounts, which vest in equal installments over five years, subject to acceleration upon a change of control or a participant’s retirement or death. Participants may elect to invest the amounts in the plan in various established funds. None of the NEOs currently participate in the Deferred Compensation Plan.
Supplemental Executive Retirement Program
The Company has a Supplemental Executive Retirement Plan (“SERP”), which was approved by the board of directors of the bank effective as of January 1, 2010, and was amended and restated in its entirety, effective January 23, 2014. The Board of the Company assumed the obligations of the SERP in connection with the formation of the holding company. The purpose of the SERP is to attract and retain qualified individuals to serve as officers of the Company. The plan is intended to be an unfunded plan, maintained primarily for a “select group of management or highly compensated employees” (as such phrase is used in ERISA). Accordingly, all benefits constitute an unfunded contractual payment obligation of the company and a participant’s right to receive payments under the SERP will be no greater than the right of an unsecured general creditor of the company. It is also intended that any benefit, payment, or other right under the plan shall comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
Participation in the SERP is limited to Company employees that are designated by the Committee to participate. Messrs. Boyle and Welch participate in the SERP. Participants in the plan may execute a salary reduction agreement to direct a certain portion of their annual, base pay, on a pre-tax basis, into an individual account within the SERP. These amounts are fully vested upon contribution.
In addition, the Company makes contributions to the SERP on behalf of each Messrs. Boyle and Welch. For 2022, the Company contributed an amount equal to 20% of each their annual base pay into the SERP. The Company may also, at the Committee’s discretion, credit the participant’s account a discretionary contribution in an amount equal to up to 10% of the participant’s annual compensation. In 2022, the Company made no discretionary contributions.
Company contributions (including discretionary contributions) to the SERP generally vest over a five-year schedule, with accelerated vesting upon certain qualifying events. In accordance with each NEO’s elections, payments under the SERP will generally be made in a lump sum or installments following the NEO’s retirement (or if later, when the NEO turns 65 years old).
All SERP balances grow at the 10-Year Treasury Rate + 1.5%, reset and compounded quarterly.
The foregoing description of the SERP is qualified in its entirety by reference to the SERP, which is included as Exhibit 10.9 to this Registration Statement and incorporated by reference herein.
401(k) Plan
Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. Our NEOs, all of whom were eligible to participate in the 401(k) Plan during 2022, may elect to participate in the 401(k) Plan on the same basis as all other eligible employees. The 401(k) plan allows all employees that meet specified conditions to defer a portion of their compensation and currently provides a match of up to 3.5% of the employee’s compensation, subject to certain IRS limitations. An employee must contribute to the 401(k) plan in order to receive the matching contribution and all matching contributions are fully vested after the employee has completed his or her first two years of employment with the Company.
Health and Welfare Benefits
Our NEOs are eligible to participate in the same benefit plans designed for all of our eligible full-time and part-time employees, including health, dental, vision, disability and basic group life insurance coverage, on the same basis as other participants. The purpose of our employee benefit plans is to help us attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors. The Company utilizes a fully funded medical plan and pays a portion of the premium attributable to each employee. The Company utilizes a self-funded dental plan.

Perquisites
We provide our NEOs with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program and better enable us to attract and retain superior employees for key positions. Mr. Boyle is entitled to the use of a Company-owned automobile and country club dues or an annual allowance in lieu of these benefits, and the Company pays premiums on a split-dollar life insurance policy for him (all of which are included in the “All Other Compensation” column to the Summary Compensation Table above).
Employment Agreements
The following provides a summary description of the employment agreements we have with each of our NEOs.
David P. Boyle.
On September 1, 2022, the Bank entered into an Amended and Restated Employment Agreement with Mr. Boyle (the “Boyle Employment Agreement”), amending and restating the terms of his original employment agreement with the Bank, dated April 15, 2019. The Boyle Employment Agreement was subsequently amended on October 27, 2022 (the “Amended Boyle Employment Agreement”), following the Company’s reorganization as a bank holding company, to clarify that the employment relationship exists between Mr. Boyle, the Bank, and the Company. Pursuant to the Boyle Employment Agreement, Mr. Boyle will serve as the Company’s CEO for a period of three years, with the agreement extending on each anniversary date thereafter for a period of one year, unless the Company provides a notice of non-renewal at least 90 days prior or unless the agreement is otherwise terminated. In consideration for his services, the Boyle Employment Agreement provides Mr. Boyle an annual base salary of $825,000, subject to increase at the Board’s discretion following an annual performance evaluation. Mr. Boyle shall be eligible to participate in any Company incentive compensation or equity compensation or benefit plans. Mr. Boyle shall also be eligible to participate in the Company’s Supplement Executive Retirement Plan (“SERP”), with the Bank making a minimum annual contribution to the SERP on his behalf equal to 20% of his annual compensation (as defined in the SERP). Mr. Boyle will also be allowed the use of a Company-owned automobile and country club dues or an annual allowance in lieu of these benefits.
Should Mr. Boyle terminate his employment with Good Reason, or should the Bank terminate his employment without Just Cause (as both terms are defined in the Boyle Employment Agreement), then Mr. Boyle would be entitled to a lump-sum payment in an amount equal to the product of two and the sum of his base salary at the termination date and a cash bonus equal to 55% of his base salary at the termination date and up to 18 months of reimbursement for continued health care coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). If, in the event of termination within the two-year period following a change in control (as defined in the Boyle Employment Agreement), Mr. Boyle’s employment were terminated without Just Cause or were to terminate his employment for Good Reason, Mr. Boyle would be entitled to a lump-sum payment in an amount equal to the product of three times his base salary at the termination date and the target cash bonus equal to 55% of his base salary at the termination date, and an amount equal to 100% of 18 monthly COBRA premium payments then in effect under the Company’s health plan. In the event of termination for Good Reason, Just Cause, change in control, or death or disability, then Mr. Boyle’s benefits under the SERP and any unvested RSUs will accelerate and become fully and immediately vested. Any such payment upon a termination for Good Reason, without Just Cause or upon a change in control is contingent upon Mr. Boyle executing a release of claims within 60 days of the termination date. The Amended Boyle Employment Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax, unless Mr. Boyle would be better off on a net after-tax basis receiving all payments and benefits and paying all taxes (including the excise tax). In the case of a termination of employment due to death or disability, Mr. Boyle would be entitled to a pro-rata payment equal to the product of the target cash bonus equal to 55% of his base salary and a fraction with the numerator equal to the number of days in the then current calendar year through the date of termination and the denominator equal to 365.

The foregoing descriptions are qualified in their entirety by reference to the Boyle Employment Agreement and the Amended Executive Employment Agreement which are included as Exhibits 10.4 and 10.5 hereto incorporated by reference herein.
Roy E. Halyama.
On September 1, 2022, the Bank entered into an Amended and Restated Employment Agreement with Mr. Halyama (the “Halyama Employment Agreement”), amending and restating the terms of his original employment agreement with the Bank, dated March 10, 2021. The Halyama Employment Agreement was subsequently amended on October 27, 2022 (the “Amended Halyama Employment Agreement”), following the Company’s reorganization as a bank holding company, to clarify that the employment relationship exists between Mr. Halyama, the Bank, and the Company. Pursuant to the Halyama Employment Agreement, Mr. Halyama will serve as the Company’s CFO for a period of three years, with the agreement extending on each anniversary date thereafter for a period of one year, unless the Company provides a notice of non-renewal at least 90 days prior or unless the agreement is otherwise terminated. In consideration for his services, the Halyama Employment Agreement provides Mr. Halyama an annual base salary of $350,000, subject to increase following an annual performance evaluation. Mr. Halyama shall be eligible to participate in any Company incentive compensation or equity compensation or benefit plans.
Should Mr. Halyama terminate his employment with Good Reason, or should the Bank terminate his employment without Just Cause (as both terms are defined in the Halyama Employment Agreement), then Mr. Halyama would be entitled to a payment equal to the product of two and the sum of his base salary at the termination date and a cash bonus equal to 40% of his base salary at the termination date and up to 12 months of reimbursement for continued health care coverage in accordance with COBRA. If, in the event of termination within the two-year period following a change in control (as defined in the Halyama Employment Agreement), Mr. Halyama’s employment were terminated without Just Cause or were to terminate his employment for Good Reason, Mr. Halyama would be entitled to a lump-sum payment equal to the product of 2.99 and the sum of his base salary at the termination date plus the target cash bonus equal to 40% of his base salary at the termination date, and an amount equal to 100% of 12 monthly COBRA premium payments then in effect under the Company’s health plan. In the event of termination for Good Reason, Just Cause, change in control, or death or disability, then Mr. Halyama’s benefits any unvested RSUs will accelerate and become fully and immediately vested. Any such payment upon a termination for Good Reason, without Just Cause or upon a change in control is contingent upon Mr. Halyama executing a release of claims within 60 days of the termination date. The Halyama Employment Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax, unless Mr. Halyama would be better off on a net after-tax basis receiving all payments and benefits and paying all taxes (including the excise tax). In the case of a termination of employment due to death or disability, Mr. Halyama would be entitled to a pro-rata payment equal to the product of the target cash bonus equal to 40% of his base salary and a fraction with the numerator equal to the number of days in the then current calendar year through the date of termination and the denominator equal to 365.
The foregoing description are qualified in the entirety by reference to the Halyama Employment Agreement and the Amended Halyama Employment Agreement which are included as Exhibits 10.6 and 10.7 hereto and incorporated by reference herein.
Jeffrey A. Welch.
Mr. Welch is not party to an employment agreement. In September 2014, Mr. Welch and the Company entered into a Change in Control Agreement effective as of June 16, 2014 (the “Welch CIC Agreement”) to provide for outcomes in the event of a change in control at the Company, as defined within the agreement. Under the Welch CIC Agreement, in the event of Mr. Welch’s termination for good reason or without cause during the period from three months before the close of the change in control event to 12 months following the closing, Mr. Welch would be entitled to a lump sum payment equal to 12 months of his then-current base salary, an amount equal to any bonus payment received in the immediately preceding fiscal year, and a lump sum payment equal to 12 months of COBRA health care premiums. Any such payment is contingent upon Mr. Welch executing a release of claims within 45 days of the termination date. The Welch CIC Agreement also contains certain confidentiality, non-solicitation, non-competition, non-disparagement, and post-termination cooperation provisions. Additionally, if any amounts payable to him would result in being an excess parachute payment under Section 280G of the Code, the amounts payable to him would be reduced to the highest amount that may be paid to him that would not trigger the excise tax. The foregoing descriptions is qualified in its entirety by reference to the Welch CIC Agreement which is included as Exhibits 10.8 hereto and incorporated by reference herein.
Director Compensation
Our directors may receive both cash and equity compensation. Mr. Boyle does not receive additional compensation for his service on the Board. E. Hunt Burke serves as a non-executive employee of the Company, and his compensation as an employee is reflected in the Director Compensation table below as “All Other Compensation.” During the year ended December 31, 2022, directors received $2,000 for each Board meeting attended and $500 for each Committee meeting attended ($600 for each Committee Chair). In 2022, no RSUs or option awards were made to the directors.
The following table sets forth amounts paid to directors during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Nonqualified Deferred Compensation Earnings(3)	All Other Compensation	Total
E. Hunt Burke (4)	$125,050	$—	$12,170	$164,069	$301,289
Mark G. Anderson	88,750	—	—	—	88,750
Julian F. Barnwell, Jr.	87,600	—	—	—	87,600
Katherine D. Bonnafé	89,550	—	—	—	89,550
James M. Burke	85,550	—	—	—	85,550
Nicholas Carosi, III	89,050	—	—	—	89,050
S. Laing Hinson	91,250	—	—	—	91,250
Michael D. Lubeley	89,450	—	—	—	89,450
Shawn P. McLaughlin	91,650	—	—	—	91,650
Jose D. Riojas	91,350	—	—	—	91,350
(1)The amounts set forth in the “Fees Earned or Paid in Cash” includes retainer fees of $56,000 for each director except for E. Hunt Burke who received $101,000 as a retainer fee.
(2)In 2021, the Company granted 6,000 performance-based RSU awards (“PRSUs”) to each director, half of which were subject to a vesting performance condition based on a holding company reorganization and half of which were subject to a vesting performance condition based on a targeted and sustained market capitalization. To the extent the performance conditions are met, the awards vest, subject to continued service, upon the fifth anniversary of the grant date. The award also provides for accelerated vesting upon or after the third anniversary as of the grant date, to the extent both performance conditions are achieved by such time. The first performance condition was achieved in 2022 and therefore 3,000 PRSUs for each director are subject only to continued time-based vesting until December 31, 2026, the fifth anniversary of the grant date (or such earlier time upon which the second performance metric is achieved (but no earlier than December 31, 2024, the third anniversary of the grant date)).
(3)While generally our non-employee directors are not entitled to participate in our SERP, E. Hunt Burke participates in the SERP in his capacity as an employee of the Company. The Company no longer makes contributions to the SERP on his behalf in 2022. The amount set forth in the “Nonqualified Deferred Compensation Earnings” for E. Hunt Burke’s represent above-market earnings that exceeded 120% of the applicable federal long-term rate for his SERP account.
(4)The amounts set forth in the “All Other Compensation” for E. Hunt Burke includes compensation he receives as a non-executive employee of the Company and not in his capacity as a director. Specifically, it includes salary of $155,855, split-dollar value of insurance premiums paid by the Company in 2022 of $2,760, and 401(k) matching contributions of $5,454.
Compensation Committee Interlocks and Insider Participation
None of the Company’s executive officers served as a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board) of another entity, where one of that other entity’s executive officers also served as a director of the Company or on the Company’s Compensation Committee, during the fiscal year ended December 31, 2022.

Item 7.     Certain Relationships and Related Transactions, and Director Independence
Company Transactions with Related Parties
The Company and the Bank, during the normal course of business, have made loans and provided other banking services to the directors and executive officers of the Company, including their family members and businesses and professional organizations with which they are associated, and management expects that the Company and the Bank will continue to engage in such banking transactions in the future. Such loans and other banking services were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans and banking services with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other features unfavorable to the Company or the Bank. Neither the Company nor the Bank has engaged in any transaction reportable pursuant to Item 404 of Regulation S-K during the periods specified therein.
On December 31, 2022, $96.4 million of loans were outstanding to individuals who, during 2022, were executive officers, directors or affiliates of the Company. None of such loans were classified as Substandard, Doubtful or Loss. In addition, the executive officers, directors, and affiliates of the Company had deposits totaling $109.1 million with the Company as of December 31, 2022. See Note 14 — Transactions Related Parties in Notes to Consolidated Financial Statements, for further information.
The Company has procedures in place to identify, review, approve and disclose, if necessary, transactions between the Company and executive officers and directors of the Company and its subsidiaries, immediate family members of executive officers and directors, entities directly or indirectly controlled by a director or executive officer, and persons known by the Company to be a beneficial owners of more than 5% of the Company’s Common Stock. As part of management’s related party transaction monitoring, each director and executive officer completes a questionnaire on an annual basis that is designed to elicit information about any potential related party transactions.
Director Independence
For purposes of this Registration Statement, the independence of our directors is determined under the corporate governance rules of Nasdaq. The independence rules of Nasdaq include a series of objective tests, including that an “independent” person will not be employed by us and will not be engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each person that no material relationship exists with the Company either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. It has been determined by the Board that 8 of our directors that we expect to be on the Board as of the Effective Date are independent persons under Nasdaq Rule 5605(a)(2) other than (i) David P. Boyle, the Company’s Chair, President & Chief Executive Officer, (ii) E. Hunt Burke, Director, and (iii) James M. Burke, Director.
The Board annually evaluates the independence of its members based on the standards set forth in Nasdaq Rule 5605(a)(2). In addition, the Board annually evaluates the independence of its Audit Committee, Compensation Committee, and Nominating and Governance Committee members based on the standards set forth in Nasdaq Rules 5605(c)(2), (d)(2), and (e), respectively. The Board has concluded that all of the members of the Company’s Board are independent under the standards set forth in Nasdaq Rule 5605(a)(2) other than (i) David P. Boyle, the Company’s Chair, President & Chief Executive Officer, (ii) E. Hunt Burke, Director, and (iii) James M. Burke, Director.
The Board has also concluded that (i) the members of the audit committee meet the independence standards set forth in Nasdaq Rule 5605(c)(2) and SEC Rule 10A-3, (ii) the members of the compensation committee meet the independence standards set forth in Nasdaq Rule 5605(d)(2), and (iii) the members of the nominating committee are independent under the standards set forth in Nasdaq Rule 5605(a)(2).
In making these determinations, the Board was aware of and considered the loan and deposit relationships with directors and their related interests that the Company enters into in the ordinary course of its business as disclosed under “Certain Relationships and Related Transactions, and Director Independence” above.

Item 8.     Legal Proceedings
Legal Proceedings
In the ordinary course of our operations, and from time-to-time, the Company and its subsidiary are parties to various claims and lawsuits. Currently, we are not party to any material legal proceedings, and no such proceedings are, to management’s knowledge, threatened against us. Although the ultimate outcome of legal proceedings cannot be ascertained at this time, it is the opinion of management that the liabilities (if any) resulting from such legal proceedings will not have a material adverse effect on the Company’s business, including its consolidated financial position, results of operations, or cash flows.

Item 9.     Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Trading Price and Volume
The Common Stock of the Company is traded on the OTC Market’s Group Pink Sheets under the symbol “BHRB”. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There has been no regular and liquid trading market for the Common Stock.
We have applied for approval to list our Common Stock on the Nasdaq Capital Market under our current symbol “BHRB” upon effectiveness of this Registration Statement. We cannot assure you that our application will be approved or that a more active trading market will develop for our Common Stock. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of shares of our Common Stock at any particular time may be limited. Our shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period. In addition, the prices of thinly traded stocks can be more volatile than more widely traded stocks.
Holders
As of February 24, 2023, the Company had 7,427,840 shares of Common Stock outstanding and there were 227 holders of record.
Dividends
There are no restrictions in the Company’s corporate articles on its ability to pay dividends. The Company has historically paid cash dividends to its shareholders and expects to pay comparable dividends in the future. On January 27, 2023, the Company announced a cash dividend of $0.53 per share on the Company’s outstanding Common Stock, payable on March 1, 2023 to shareholders of record as of February 15, 2023.
Holders of our Common Stock are only entitled to receive dividends when, as and if declared by the Board out of funds legally available for dividends. As the Company is a bank holding company and does not engage directly in business activities of a material nature, its ability to pay dividends depends, in large part, upon the receipt of dividends from the Bank. Any future determination relating to our dividend policy will be made by the Board and will depend on a number of factors, including general and economic conditions, industry standards, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, our ability to service debt obligations senior to our Common Stock, banking regulations, contractual, legal, tax and regulatory restrictions, and limitations on the payment of dividends by the Company to its shareholders or by the Bank, and such other factors as the Board may deem relevant.

Equity Compensation Plans
The following table sets forth securities authorized for issuance under the 2019 SIP as of December 31, 2022. Figures below are presented on an as-converted basis.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrant and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—		$—		—
Equity compensation plans not approved by security holders	122,440	(1)	—	(2)	113,840	(3)
Total	122,440		$—		113,840
(1)Includes RSUs awarded under the 2019 SIP. The 2019 SIP was originally adopted by the board of directors of Burke & Herbert Bank & Trust Company and was then subsequently adopted by the Board of the Company, as amended, on October 27, 2022, upon its commencement of operations as a bank holding company. The 2019 SIP is an omnibus equity incentive plan which allows for the grant of Common Stock, stock options, SARs, restricted stock, RSUs, dividend equivalent rights, and cash-based awards to employees, directors, and consultants of the Company and its affiliates. The only outstanding equity awards granted under the 2019 SIP are RSUs, which vest upon the completion of a service period, specific performance goal, and/or a combination thereof. See Note 22 - Share-Based Compensation in Notes to Consolidated Financial Statements.
(2)There is no weighted average exercise price to disclose because RSU awards do not have an exercise price.
(3)Amount represents shares of Common Stock available for future issuance under the 2019 SIP as of December 31, 2022. If the 2023 SIP if approved by our shareholders at the annual meeting, no new awards will be granted under the 2019 SIP after the annual meeting.
Subsequent to the end of the Company’s 2022 fiscal year, on January 26, 2023, the Board approved the Burke & Herbert Financial Services Corp. 2023 Stock Incentive Plan (“2023 SIP”) and the Burke & Herbert Financial Services Corp. 2023 Employee Stock Purchase Plan (the “2023 ESPP”) and approved the submission of the 2023 SIP and 2023 ESPP to shareholders for their approval at the Company’s 2023 annual meeting of shareholders, scheduled for March 30, 2023. The 2023 SIP and the 2023 ESPP would, if approved by shareholders, authorize up to 250,000 shares of Common Stock for issuance, increasing on an annual basis by an amount equal to the lesser of 1% of the Company’s common shares issued and outstanding on the last day of the immediately preceding fiscal years and such smaller number of Common Stock as may be determined by the Board. Should the Company’s shareholders approve the 2023 SIP and the 2023 ESPP, then, following the effectiveness of this Registration Statement, the Company will register with the SEC (on a registration statement on Form S-8 to be filed under the Securities Act) the remaining shares of Common Stock issuable under the 2019 SIP and the Common Stock that would be issuable under the 2023 SIP and 2023 ESPP.

Item 10.     Recent Sales of Unregistered Securities
The following information represents securities sold by the Company within the past three years through February 24, 2023 which were not registered under the Securities Act. Included are new issues, securities issued in exchange for property, services or other securities and new securities resulting from the modification of outstanding securities.
In early August 2021, the Company sold 64,000 shares to certain of its directors, pursuant to a private placement exemption from registration for aggregate consideration of $3.2 million. The shares were sold in a private placement exempt from registration under the Securities Act.
Share-Based Compensation
The Company’s share-based compensation plan, The Burke & Herbert Bank & Trust Company 2019 Stock Incentive Plan (“2019 SIP”), approved by the Bank’s board of directors and effective July 18, 2019, provides for the grant of share-based awards in the form of RSUs to directors, officers, employees, and consultants. The 2019 SIP was amended in October 2022 and adopted by the Company, following the Bank Holding Company reorganization. The Company has reserved 240,000 shares of voting Common Stock for issuance under the 2019 SIP, which will remain in effect for 10 years after the effective date. The Company had no previous share-based compensation program. A copy of the 2019 SIP is included as an exhibit to this Registration Statement, see Exhibit 10.1. A copy of the 2019 SIP as amended, October 27, 2022, is also included as an exhibit to this Registration Statement, see Exhibit 10.2.
Set forth below is information for the years ended December 31, 2020, December 31, 2021 and December 31, 2022 concerning the issuance of shares of RSUs under our 2019 SIP. The issuances of these securities were exempt from the registration requirements of the Securities Act in reliance on Rule 701.

	2020	2021	2022
RSUs granted under 2019 SIP(1)	4,160	106,040	13,160
(1)RSUs do not vest until the performance and/or service period is complete. Holders of RSUs do not have any voting rights until such RSUs are fully vested.
Vested RSUs settled in shares of Common Stock issued from treasury shares under the program included zero shares in 2020, 1,720 shares in 2021, and 2,000 shares in 2022.

Item 11.     Description of the Registrant’s Securities to be Registered
Description of the Company’s Securities
The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s Articles of Incorporation and the Articles of Amendment to the Articles of Incorporation (the “Articles”) and the Company’s Bylaws (the “Bylaws”), which are included as Exhibits 3.1, 3.2 and 3.3, respectively, to this Registration Statement.
General
This Registration Statement relates to the Company’s Common Stock. The Company is authorized to issue up to 20,000,000 shares of Common Stock with a par value of $0.50 per share. As of February 24, 2023, there were 7,427,840 shares of Common Stock outstanding. The Company is also authorized to issue 2,000,000 shares of serial preferred stock, par value $1.00 per share (“Serial Preferred Stock”). As of February 24, 2023, there were no shares of Serial Preferred Stock outstanding. The Serial Preferred Stock is not being registered by this Registration Statement.
Common Stock
Voting Rights
All shareholders are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class.
The holders of the Company’s Common Stock are entitled to one vote per share and, in general, the affirmative vote of a majority of the shares issued, outstanding and entitled to vote is sufficient to authorize action upon routine matters. A nominee for director shall be elected to the Board at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, the shareholders shall not be permitted to vote against a nominee. A quorum for the transaction of business at a meeting of shareholders is present if shareholders who, together, hold a majority of the outstanding Common Stock of the Company entitled to vote are present, either in person or by proxy.
Dividend Rights
The Company’s shareholders are entitled to receive dividends or distributions that its Board may declare out of funds legally available for those payments. The payment of distributions by the Company is subject to the restrictions of Virginia law applicable to the declaration of distributions by a corporation. A Virginia corporation generally may not authorize and make distributions if, after giving effect to the distribution, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to the rights of those receiving the distribution. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding preferred stock.
Liquidation Rights
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Shares will be entitled to ratably receive all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.

Serial Preferred Stock
The Company’s Board is empowered to authorize the issuance of up to 2,000,000 shares of Serial Preferred Stock, in one or more classes or series, at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Company’s Board may fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.
At the time of the filing of this Registration Statement, the Company has no outstanding shares of Serial Preferred Stock.
No Preemptive or Conversion Rights; Redemption and Assessment
No holder of any shares of capital stock of the Company of any class thereof shall have any preemptive rights to purchase additional shares of capital stock of the Company, securities convertible into such shares, or any options, warrants, or rights to purchase such shares or securities convertible into any such shares.
The Company’s Common Stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and nonassessable.
Forum Selection
Our Bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, will be the sole and exclusive forum for:
•any derivative action or proceeding brought in the name or right of the Company or on its behalf;
•any action asserting a claim for breach of a fiduciary duty owed by a director, officer, employee or other agent of ours to us or our shareholders;
•any action arising or asserting a claim arising pursuant to any provision of the VSCA or any provision of our Articles of Incorporation or Bylaws; or
•any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws, in each case subject to such court having personal jurisdiction over the indispensable parties named as defendants in any such action.
By its terms, the exclusive forum provision in our bylaws would apply to claims made under the Exchange Act or the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and have consented to the provision in this Section 6.
However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result of these provisions, the exclusive forum provisions may not apply to, and there is uncertainty as to whether a court would enforce such exclusive forum provisions with respect to, suits brought to enforce any duty or liability created by the Exchange Act or the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers or increase costs on shareholders pursuing any claims against us.

Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition. See “Item 1A. Risk Factors - Risks Related to an Investment in Our Common Stock - Our Bylaws designate the United States District Court for the Eastern District of Virginia, Alexandria Division or, in the event that court lacks jurisdiction, the Circuit Court of the City of Alexandria, Virginia, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which may not be enforced and could discourage lawsuits against us and our directors and officers.”
Anti-Takeover Provisions
Authorized Serial Preferred Stock. The Company’s Articles authorize the Company’s Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. Under this authority, the Company’s Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of the Company’s Common Stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Common Stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company’s management.
Removal of Directors and Board Vacancies. The Company’s Articles provide that directors may only be removed by the Company’s shareholders for cause and only with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. Virginia law and the Company’s Articles and Bylaws provide that any vacancy occurring on the Company’s Board may be filled by the remaining members of the Board. These provisions may discourage, delay, or prevent a third-party from voting to remove incumbent directors and simultaneously gaining control of the Company’s Board by filling the vacancies created by that removal with its own nominees.
Advance Notification Requirements. The Company’s Bylaws require a shareholder who desires to raise new business or nominate a candidate for election to the Board at an annual meeting of shareholders to provide advance notice of not later than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. The Company’s Bylaws also require shareholders who desire to raise new business to provide certain information concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Such requirements may discourage the shareholders from submitting nominations and proposals.
Shareholder Meetings. Pursuant to its Bylaws, special meetings of shareholders may be called only by a resolution of the Company’s Board, by the chairperson of the Board, or by the chief executive officer. As a result, shareholders are not able to act on matters, other than at annual shareholders’ meetings, unless they are able to persuade the chairperson of the Board, the chief executive officer, or a majority of the Board to call a special meeting.
Merger or Change of Control Considerations. The Company’s Bylaws provide that no plan of merger or share exchange or any direct or indirect sale, lease, exchange or other disposition of all or substantially all of the Company’s property, otherwise than in the usual and regular course of business, shall be submitted to the shareholders for a vote unless such action is approved by at least two-thirds of the entire Board.
Affiliated Transactions Statute. The Virginia Stock Corporation Act (“VSCA”) contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally any beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:
•the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;
•the affiliated transaction has been approved by a majority of the disinterested directors; or
•subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.
The provisions of the Affiliated Transactions Statute are only applicable to public corporations that have more than 300 shareholders.
Control Share Acquisitions Statute. Under the VSCA’s control share acquisitions statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:
•unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or
•among other exceptions, unless such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.
If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.” The provisions of the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but the Company has not done so.
Transfer Agent
The transfer agent for the Company’s Common Stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.

Item 12.     Indemnification of Directors and Officers
The Company’s Articles provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of the Company will not be liable to the Company or its shareholders for monetary damages. The VSCA provides that the liability of a director or officer in a proceeding brought by or in the right of shareholders, or on behalf of shareholders, may be eliminated, except that the liability of a director or officer may not be eliminated if the director or officer engaged in willful misconduct or a knowing violation of the criminal law or of any state or federal securities law, including any claim of unlawful insider trading or manipulation of the market for any security.
The Company’s Articles provide that the Company shall indemnify a director or officer of the Company who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and the Board of the Company may contract in advance to indemnify any director or officer. The VSCA provides that except as limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he or she was a party because he or she is or was a director of the corporation against reasonable expenses incurred in connection with the proceeding. The VSCA further provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (i) the director conducted himself or herself in good faith; (ii) he or she believed (a) in the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation and (b) in all other cases, that his or her conduct was at least not opposed to the best interests of the corporation and (iii) in the case of any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful; provided, however, no indemnification may be made if: (x) the proceeding was by or in the right of the corporation and the director is adjudged liable to the corporation; or (y) in any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which he director is adjudged liable to the corporation for the receipt of an improper personal benefit. The Board may also indemnify an employee or agent of the Company who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of the Company.
These provisions do not limit or eliminate the rights of the Company or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. Furthermore, these provisions apply only to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.
The Company has limited its exposure to liability for indemnification of directors and officers by purchasing director’s and officer’s liability insurance coverage. The rights of indemnification provided in the Company’s Articles are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 13.     Financial Statements and Supplementary Data
Burke & Herbert Financial Services Corp. Audited Consolidated Financial Statements:

Crowe LLP Independent Member Crowe Global
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and the Board of Directors
of Burke & Herbert Financial Services Corp.
Alexandria, Virginia
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burke & Herbert Financial Services Corp. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Crowe LLP
We have served as the Company's auditor since 2021.
Washington, D.C.
February 24, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Burke & Herbert Financial Services Corp. (as successor to Burke & Herbert Bank & Trust Company)
Alexandria, Virginia
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements) of Burke & Herbert Financial Services Corp. (as successor to Burke & Herbert Bank & Trust Company), (the Company). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ YOUNT, HYDE & BARBOUR, P.C.
We served as the Company’s auditor from 2005 to 2020.
Roanoke, Virginia
September 30, 2022

95

Burke & Herbert Financial Services Corp.
Consolidated Balance Sheets
December 31, 2022 and 2021
(In thousands, except share and per share data)

	2022	2021
Assets
Cash and due from banks	$9,124	$8,989
Interest-bearing deposits with banks	41,171	68,374
Cash and cash equivalents	50,295	77,363
Securities available-for-sale, at fair value	1,371,757	1,605,681
Restricted stock, at cost	16,443	12,079
Loans held for sale, at fair value	—	1,249
Loans	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
Net loans	1,866,182	1,713,364
Premises and equipment, net	53,170	36,875
Accrued interest receivable	15,481	15,253
Company-owned life insurance	92,487	91,062
Other assets	97,083	68,817
Total Assets	$3,562,898	$3,621,743

Liabilities and Shareholders’ Equity
Liabilities
Non-interest-bearing deposits	$960,692	$930,847
Interest-bearing deposits	1,959,708	2,002,570
Total deposits	2,920,400	2,933,417
Borrowed funds	343,100	275,000
Accrued interest and other liabilities	25,945	23,699
Total Liabilities	3,289,445	3,232,116

Commitments and contingent liabilities (see Note 13)

Shareholders’ Equity
Preferred Stock, $1.00 par value per share; 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock	4,000	4,000
$0.50 par value; 20,000,000 shares authorized and 8,000,000 issued at December 31, 2022 and December 31, 2021; 7,425,760 shares outstanding at December 31, 2022 and 7,423,760 shares outstanding at December 31, 2021
Additional paid-in capital	12,282	10,374
Retained earnings	424,391	396,120
Accumulated other comprehensive income (loss)	(139,495)	6,955
Treasury stock	(27,725)	(27,822)
574,240 shares, at cost, at December 31, 2022 and 576,240 shares, at cost, at December 31, 2021
Total Shareholders’ Equity	273,453	389,627
Total Liabilities and Shareholders’ Equity	$3,562,898	$3,621,743
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Income
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Interest income
Loans, including fees	$73,640	$73,170	$78,262
Taxable securities	29,616	17,537	13,288
Tax-exempt securities	8,940	9,907	8,737
Other interest income	437	206	710
Total interest income	112,633	100,820	100,997
Interest expense
Deposits	3,742	2,746	9,696
Borrowed funds	5,136	1,432	1,579
Other interest expense	63	39	6
Total interest expense	8,941	4,217	11,281
Net interest income	103,692	96,603	89,716

Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Net interest income after provision for loan losses	111,158	97,605	77,068

Non-interest income
Fiduciary and wealth management	5,309	5,162	4,451
Service charges and fees	6,855	6,328	5,700
Net gains (losses) on securities	(454)	(4)	1,944
Income from life insurance	2,656	2,325	2,303
Other non-interest income	2,721	3,440	4,606
Total non-interest income	17,087	17,251	19,004

Non-interest expense
Salaries and wages	39,438	37,099	33,377
Pensions and other employee benefits	7,700	7,621	7,568
Occupancy	5,621	6,444	6,003
Equipment rentals, depreciation and maintenance	5,768	5,481	4,935
Other operating	17,419	17,769	15,750
Total non-interest expense	75,946	74,414	67,633

Income before income taxes	52,299	40,442	28,439
Income tax expense	8,286	4,277	1,940

Net income	$44,013	$36,165	$26,499
Earnings per common share:
Basic	$5.93	$4.87	$3.56
Diluted	5.89	4.87	3.55
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Net income	$44,013	$36,165	$26,499
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized gain (loss) arising during period, net of tax of $38,333 for 2022, $4,236 for 2021 and ($6,008) for 2020	(144,209)	(15,933)	22,603
Reclassification adjustment for loss (gain) on securities, net of tax of $95 for 2022, $1 for 2021, and ($408) for 2020	359	3	(1,536)
Defined benefit pension plans:
Changes in pension plan benefits, net of tax of $263 for 2022, ($81) for 2021 and ($23) for 2020	(1,011)	305	87
Unrealized gain (loss) on cash flow hedge
Unrealized holding gain (loss) on cash flow hedge, net of tax $457 for 2022 and $0 for 2021 and 2020	(1,721)	—	—
Reclassification adjustment for losses (gains) included in net income, net of tax ($35) for 2022 and $0 for 2021 and 2020	132	—	—
Total other comprehensive income (loss)	(146,450)	(15,625)	21,154
Comprehensive income (loss)	$(102,437)	$20,540	$47,653
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	Common Stock		Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders’ Equity
	Shares Outstanding	Amount
Balance December 31, 2019	7,478,320	$4,000	$10,032	$363,232	$1,426	$(25,162)	$353,528
Net income	—	—	—	26,499	—	—	26,499
Other comprehensive income (loss)	—	—	—		21,154	—	21,154
(Purchase) sale of treasury stock, net	(30,240)	—	—	—	—	(1,545)	(1,545)
Cash dividends, declared	—	—	—	(14,905)	—	—	(14,905)
Share-based compensation expense, net	—	—	146	—	—	—	146
Balance December 31, 2020	7,448,080	$4,000	$10,178	$374,826	$22,580	$(26,707)	$384,877
Net income	—	—	—	36,165	—	—	36,165
Other comprehensive income (loss)	—	—	—	—	(15,625)	—	(15,625)
(Purchase) sale of treasury stock, net	(24,320)	—				(1,115)	(1,115)
Cash dividends, declared	—	—	—	(14,871)	—	—	(14,871)
Share-based compensation expense, net	—	—	196	—	—	—	196
Balance December 31, 2021	7,423,760	$4,000	$10,374	$396,120	$6,955	$(27,822)	$389,627
Net income	—	—	—	44,013	—	—	44,013
Other comprehensive income (loss)	—	—	—		(146,450)	—	(146,450)
(Purchase) sale of treasury stock, net	2,000	—	—	—	—	97	97
Cash dividends, declared	—	—	—	(15,742)	—	—	(15,742)
Share-based compensation expense, net	—	—	1,908	—	—	—	1,908
Balance December 31, 2022	7,425,760	$4,000	$12,282	$424,391	$(139,495)	$(27,725)	$273,453
See Notes to Consolidated Financial Statements.

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

	2022	2021	2020
Cash Flows from Operating Activities
Net Income	$44,013	$36,165	$26,499
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	3,053	3,205	2,937
Amortization of housing tax credits	6,147	6,778	7,046
Realized (gain) loss on sales of available-for-sale securities	454	4	(1,944)
Provision for (recapture of) loan losses	(7,466)	(1,002)	12,648
Income from Company-owned life insurance	(2,656)	(2,325)	(2,303)
Deferred tax expense (benefit)	1,397	(1,659)	(3,830)
(Gain) Loss on Disposal of fixed assets	(4,533)	(1,063)	7
Accretion of securities	(1,622)	(1,380)	(1,087)
Amortization of securities	11,117	9,870	5,791
Stock based compensation expense	2,000	283	146
Repayment of operating lease liabilities	(2,330)	(2,076)	(2,020)
(Gain) on loans held for sale	(58)	(194)	(122)
Proceeds from sale of loans held for sale	9,585	50,194	59,896
Change in fair value of loans held for sale	23	(23)	—
Originations of loans held for sale	(2,300)	(42,969)	(66,016)
(Increase) in accrued interest receivable	(228)	(1,469)	(5,671)
(Increase) decrease in other assets	501	2,581	(2,334)
Increase (decrease) in accrued interest payable and other liabilities	3,960	32	(6,453)
Net cash flows provided by operating activities	$61,057	$54,952	$23,190

Cash Flows from Investing Activities
Proceeds from maturities, prepayments, and calls of securities available-for-sale, net	213,596	194,578	188,653
Proceeds from sale of securities available-for-sale, net	195,907	700	49,233
Purchases of securities available-for-sale, net	(367,615)	(669,951)	(679,933)
Sales of restricted stock	22,718	1,988	2,252
Purchases of restricted stock	(27,081)	(1,875)	(8,500)
Proceeds from sales of property and equipment	8,260	2,561	—
Purchases of property and equipment, net of disposals	(23,075)	(1,083)	(2,697)
(Purchases of) proceeds from Company-owned life insurance	1,231	240	(7)
Repayment of finance lease liabilities	(152)	(152)	(16)
(Increase) decrease in loans made to customers, net	(151,352)	88,716	45,277
Net cash flows (used in) investing activities	$(127,563)	$(384,278)	$(405,738)

Cash Flows from Financing Activities
Net increase in non-interest-bearing accounts	29,845	78,838	230,997
Net increase (decrease) in interest-bearing accounts	(42,862)	65,133	162,958
Increase in other borrowed funds	68,100	50,000	150,000
Cash dividends paid	(15,742)	(14,871)	(14,905)
(Purchase) sale of treasury stock	97	(1,115)	(1,545)
Net cash flows provided by financing activities	$39,438	$177,985	$527,505
Increase (decrease) in cash and cash equivalents	(27,068)	(151,341)	144,957
Cash and cash equivalents
Beginning of year	77,363	228,704	83,747
End of year	$50,295	$77,363	$228,704

Burke & Herbert Financial Services Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2022, 2021 and 2020
(In thousands, except share and per share data)

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest paid to depositors	$3,411	$2,856	$10,194
Interest paid on other borrowed funds	4,324	1,430	1,456
Interest paid on finance lease	63	39	6
Income taxes	950	1,347	1,400
Change in unrealized gains on available-for-sale securities	(182,088)	(20,165)	26,668
Change in pension plan benefits	(1,280)	386	110
Lease liability arising from obtaining right of use assets	1,558	2,221	3,310
Premises & equipment transferred to property held for sale	3,449	2,697	447
Transfers from portfolio loans to loans held for sale	19,594	—	—
Financing of sale from loan held for sale	9,000	—	—
See Notes to Consolidated Financial Statements.

Note 1— Nature of Business Activities and Significant Accounting Policies
Nature of operations and principles of consolidation
The consolidated financial statements include Burke & Herbert Financial Services Corp. and its wholly owned subsidiary Burke & Herbert Bank & Trust Company (“the Bank”), together referred to as “the Company.” Intercompany transactions and balances are eliminated in consolidation.
Burke & Herbert Financial Services Corp. was organized as a Virginia corporation in 2022 to serve as the holding company for Burke & Herbert Bank & Trust Company. The Company commenced operations as a bank holding company on October 1, 2022 following a reorganization transaction in which it became the Bank’s holding company. This transaction was treated as an internal reorganization as all shareholders of the Bank became shareholders of the Company. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve. The Company has no material operations and owns 100% of the Bank.
The Bank’s primary market area includes northern Virginia and it has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, and Richmond, Virginia, and in Bethesda, Maryland. The Company’s branch locations accept business and consumer deposits from a diverse customer base. The Company’s deposit products include checking, savings, and term certificate accounts. The Company’s loan portfolio includes commercial and consumer loans, a substantial portion of which are secured by real estate.
A summary of the Company’s significant accounting policies follows:
Subsequent events
The Company has evaluated subsequent events for recognition and disclosure through February 24, 2023, which is the date the financial statements were available to be issued.
Use of estimates
To prepare financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), management makes estimates and assumptions based on available information that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash, cash equivalents and cash flows
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, including cash items in process of clearing with maturities fewer than 90 days. Cash flows from loans, federal funds purchased and sold, securities sold under agreements to repurchase and deposits are reported on a net basis.
Restriction on cash
No reserve balances were required at December 31, 2022 and December 31, 2021. There was no reserve requirement with the Federal Reserve as of December 31, 2022 or December 31, 2021.
Debt & equity securities
Management determines the appropriate classification of debt securities at the time of purchase. Debt securities that the Company has both the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity, are classified as available-for-sale and are reported at fair value. Unrealized gains and losses on investments classified as available-for-sale have been accounted for as a separate component of accumulated other comprehensive income or loss, net of the related deferred tax effect. Amortization of premiums and accretion of discounts are recognized in interest income over the

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
terms of the securities. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Management evaluates debt securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For debt securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a debt security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized costs and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the statements of income and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.
Equity securities are carried at fair value with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical, or a similar, investment.
Due to the nature of, and restrictions placed upon, certain equity securities that have been classified as restricted stock and are carried at cost. These equity securities are not subject to the classifications above.
Loans held for sale
Loans held for sale are those loans the Company has the intent to sell in the foreseeable future. The Company has elected to use the fair value accounting option (“FVO”) for loans held for sale. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the fair value of the loans. All sales are made without recourse and are sold with servicing released.
Loan commitments and related financial instruments
Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Mortgage banking
The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (interest rate lock commitments). Interest rate lock commitments on mortgage loans to be held for sale are accounted for as free standing derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to significant losses nor will it realize significant gains related to rate lock commitments due to changes in interest rates. The Company has elected to use the FVO for best effort forward sales commitments.
Derivatives
At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company’s intentions and belief as to the likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings as respective fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives not designated or that do not qualify for hedge accounting are reported currently in earnings as non-interest income.
Accrued settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense based on the item being hedged. Accrued settlements on derivatives not designated or that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.
The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.
When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still probable of occurring, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.
Loans
The Company loan portfolio segments include (i) commercial real estate, (ii) single family residential (1-4 units), (iii) owner-occupied commercial real estate, (iv) acquisition, construction and development, (v) commercial & industrial, and (vi) consumer non-real estate and other.
Risk factors evaluated include the economic environment’s impact on each portfolio segment and the following specific risk factors:
•Commercial real estate loans carry risk associated with either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral. Other risk factors include the credit-worthiness of the sponsor and the value of the collateral.
•Single family residential (1-4 units) loans for consumer purposes carry risk associated with the continued credit-worthiness of the borrower and the value of the collateral. Single family residential (1-4 units) loans for investment purposes carry risk associated with the continued credit-worthiness of the borrower, the value of the collateral, and either the net operating income generated from the lease of the real estate collateral or income generated from the sale of the collateral.
•Owner-occupied commercial real estate loans carry risk associated with the operations of the business that occupies the property and the value of the collateral.
•Acquisition, construction and development loans carry risk associated with the credit-worthiness of the borrower, project completion within budget, sale after completion, and the value of the collateral.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
•Commercial & industrial loans carry risk associated with the operations of the business and the value of the collateral, if any.
•Consumer non-real estate and other loans carry risk associated with the credit-worthiness of the borrower and the value of the collateral, if any.
The Company’s recorded investments in loans that management has the intent and ability to hold for the foreseeable future, until maturity or until pay-off, generally are reported at their outstanding unpaid principal balances, adjusted for partial charge-offs, the allowance for loan losses, and any deferred fees and costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the related loan yield using the interest method without anticipating prepayments.
For all portfolio segments, the accrual of interest is discontinued at the time a loan becomes 90 days delinquent, unless the credit is well-secured and in process of collection. Loans also are placed on nonaccrual if collection of principal or interest is considered impaired. All interest accrued, but not received, for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash-basis method, interest income is recorded when the payment is received in cash. For all portfolio segments, loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and a history of on-time payments has again been established.
Concentrations of credit
Substantially all of the Company’s loans, commitments, and standby letters of credit have been granted to customers in the Company’s market area. Such customers are general depositors of the Company. Some investments in state and municipal securities also involve governmental entities within the Company’s market area. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers.
Troubled debt restructuring (“TDR”)
Loans are classified as a TDR, if a concession was granted in connection with the modification, for legal or economic reasons, related to the debtor’s financial difficulties. Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. In cases where borrowers are granted new terms that provided for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for any impaired loans.
Troubled debt restructurings are individually evaluated for impairment and included in the separately identified impairment disclosures. TDRs are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The Company incorporates recent historical experience related to TDRs, including the performance of TDRs that subsequently default, into the calculation of the allowance by loan portfolio segment.
The Company is monitoring COVID-19 related modifications. If loans within this population require subsequent modifications, including payment extensions beyond six months, the Company will consider the borrower’s financial status at the time of the request and the effect of all modifications, past and requested, on the loan. If the borrower is deemed to be in financial difficulty that is not short-term and the impact of all modifications is considered to amount to a concession under U.S. GAAP, the loan will be designated a TDR. The Company is also monitoring the COVID-19 related modification population to determine whether other credit-related action should be taken, possibly including downgrading credit risk ratings, designating as nonaccrual, or determining a charge-off.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Allowance for loan losses
The allowance for loan losses is established to absorb probable losses inherent in outstanding loans through a provision for loan losses charged to earnings. Credit losses are charged against the allowance. Subsequent recoveries, if any, are credited to the allowance.
The allowance for loan losses is evaluated on a quarterly basis by management and is based upon (i) past loan loss experience for each portfolio segment as adjusted by environmental factors plus a risk adjustment based on the risk rating of the loan, and (ii) a loan by loan analysis of all other loans which are rated as either in a nonaccrual status or classified as troubled debt restructuring. Loan ratings include:
•Pass-rated loans include all loans which are considered to be either high quality, good quality or acceptable quality. Borrowers have an acceptable financial condition with demonstrated repayment ability.
•Special mention loans have potential developing weaknesses that deserve extra attention. If the developing weakness is not corrected or mitigated, there may be deterioration in the ability of the borrower to repay.
•Substandard is a regulatory classification. Loans rated substandard are considered to have well-defined weakness and there is a possibility that some future loss will be sustained if such weakness is not corrected.
•Doubtful is a regulatory classification. Loans rated doubtful have all of the weaknesses inherent in those rated substandard, with the added characteristic that the severity of the weaknesses makes collection or liquidation in full highly questionable. The probability of some loss is high.
•Loss represents a classification for loans which are considered uncollectible and are in the process of being charged off.
Historical credit losses for each portfolio segment are adjusted by environmental factors which include (i) changes in lending policies and procedures, including underwriting standards, and collection, charge-off, and recovery practices; (ii) changes in national and local economic and business conditions, including the conditions of various market segments; (iii) changes in the nature and volume of the portfolio; (iv) changes in the experience, ability, and depth of lending management and staff; (v) changes in the volume and severity of past due and classified loans and the volume of nonaccruals, troubled debt restructurings, and other loan modifications; (vi) changes in the quality of the Company’s loan review system and the degree of oversight by the Company’s Board; (vii) the existence and effect of any concentrations of credit and changes in the level of such concentrations; and (viii) the effect of external factors, such as competition and legal and regulatory requirements, on the level of estimated credit losses in the Company’s current portfolio. This evaluation is inherently subjective since it requires estimates that are susceptible to significant revision as additional information becomes available or as economic conditions change.
Impaired, collateral dependent loans may be charged down to the net realizable value of the collateral. Alternatively, a specific allowance may be established when the discounted cash flows (or collateral value of observable market price) of the impaired loan are less than the carrying value of that loan.
For all portfolio segments, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. For all portfolio segments, a loan is charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Premises and equipment
Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives up to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method (or accelerated) method with useful lives ranging from 3 to 10 years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.
Company-owned life insurance
The Company has purchased life insurance policies on certain employees. Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Transfers of financial assets
Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Other real estate owned (OREO)
Assets acquired through foreclosure or other proceedings are initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost. After foreclosure, valuations periodically are performed by management and the foreclosed assets held for sale are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. All subsequent gains on sale, losses on sale, and additional write-downs are included in net gains/(losses) on other real estate owned. Revenue and expenses from the operations of foreclosed assets are included in other non-interest income and other operating expenses.
Income taxes
The Company accounts for income taxes in accordance with income tax accounting guidance. The Company has adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.
The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.
Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
The Company recognizes interest and penalties on income taxes as a component of income tax expense.
Employee benefits
The Company has a noncontributory defined benefit pension plan that was frozen to new participants on June 1, 2005. The Company also has a defined contribution plan (The Investment and Savings Plan) with a salary deferral provision, which covers all employees in the month following their date of hire if they have reached the age of 18. The Company’s funding policy for the defined benefit plan is to make annual contributions to the Plan in amounts that are determined based on actuarial valuations and recommendations and which meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974.
Authoritative accounting literature requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. Authoritative accounting literature also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. The guidance also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.
Per share data
The Company’s capital structure includes a stock-based compensation plan, which may be dilutive to earnings per share (“EPS”). Basic EPS is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is calculated by assuming dilution of common shares and adjusting net income for compensation cost attributable to the stock-based compensation plan.
Trust assets and fees
Assets of the trust department, other than trust cash on deposit at the Company, are not included in these financial statements because they are not assets of the Company. Trust fees are recognized in income using the accrual method.
Loss contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Comprehensive income (loss)
Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale, unrealized gains and losses on cash flow hedges, and changes in the funded status of the pension plan, which are also recognized as separate components of equity.
Leases
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
Fair value of financial instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Stock-based compensation
Compensation cost is recognized for equity awards issued to employees and directors, based on the fair value of these awards at the date of grant using an observable market price. The Company classifies stock awards as equity. Compensation cost is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur.
Segment reporting
The Company operates in one segment – Community Banking and the financial performance of this one segment is used to make resource allocations and performance decisions. While the chief decision-maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Individual operating results are not reviewed by senior management to make resource allocation or performance decisions. Therefore, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications
Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or shareholder’s equity.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13: Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss model for loans and other financial assets with an expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in certain leases recognized by a lessor. In addition, the amendments in Topic 326 require credit losses on available-for-sale to be presented as a valuation allowance rather than as a direct write-down (e.g. OTTI). The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters.
The Company as an EGC filer that is taking advantage of the extended transition period, we plan to adopt the standard for fiscal years, and interim periods within those years, beginning after December 15, 2022. Absent this extended transition period, SEC filers were required to adopt this standard for fiscal years beginning after December 15, 2019. As part of the Company’s implementation efforts, we have engaged a third-party vendor, reconciled historical loan, charge-off and recovery data and determined segmentation of the loan portfolio for application of the current expected credit losses calculation. The Company has also designed calculation methodologies under the new guidance and have engaged an external vendor to perform model validation. The Company is currently designing appropriate controls and management review prior to the adoption of the standard.
The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition. Upon transition:
•the Company does not expect an impact to its debt securities based on not having any debt security classified as held-to-maturity and having no OTTI on our existing portfolio of debt securities.

Note 1— Nature of Business Activities and Significant Accounting Policies (continued)
•for all other assets within the scope of CECL, a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective.
Subsequently, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses - (Topic 326) - Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement guidance for TDRs by creditors in ASC 310-40. This Update also enhances disclosure requirements for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for a TDRs, an entity will apply the loan refinancing and restructuring guidance to determine whether a modification or other form of restructuring results in a new loan or a continuation of an existing loan. The effective date for the amendments in this Update are the same as the effective dates in Update 2016-13. This Update requires prospective transition for the disclosures related to loan restructurings for borrowers experiencing financial difficulty and the presentation of gross write-offs in the vintage disclosures. The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.
In March 2020, the FASB issued ASU No. 2020-04: Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022.
Subsequently, in January 2021, the FASB issued ASU No. 2021-01: Reference Rate Reform (Topic 848): Scope. This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. The Company does not believe this will have material impacts on its financial statements.
An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has limited exposure to the number of loans tied to LIBOR and these loans are in process of being modified through modifications to the relevant legal agreements. For any new loans, the Company is using an alternative rate as an index. ASU 2020-01 will not have material impact on the Company.

Note 2— Securities
The carrying amount of securities and their approximate fair values at December 31, 2022 and 2021, are summarized as follows (in thousands):

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$198,154	$—	$23,161	$174,993
Obligations of states and municipalities	550,590	12	96,695	453,907
Residential mortgage backed — agency	57,883	14	4,836	53,061
Residential mortgage backed — non-agency	365,983	2	26,690	339,295
Commercial mortgage backed — agency	61,810	75	1,952	59,933
Commercial mortgage backed — non-agency	191,709	10	8,420	183,299
Asset-backed	101,791	49	3,214	98,626
Other	9,500	—	857	8,643
	$1,537,420	$162	$165,825	$1,371,757

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale
U.S. Treasuries and government agencies	$185,085	$98	$742	$184,441
Obligations of states and municipalities	651,000	20,285	5,718	665,567
Residential mortgage backed — agency	63,568	372	1,153	62,787
Residential mortgage backed — non-agency	245,794	863	2,349	244,308
Commercial mortgage backed — agency	78,830	411	358	78,883
Commercial mortgage backed — non-agency	170,048	2,492	336	172,204
Asset-backed	192,930	3,127	532	195,525
Other	2,000	—	34	1,966
	$1,589,255	$27,648	$11,222	$1,605,681
At December 31, 2022 and 2021, securities with amortized costs of $637.1 million and $498.1 million, respectively, and with estimated fair values of $552.5 million and $518.6 million, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
The gross realized gains, realized losses, and proceeds from the sales of securities for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	2022	2021	2020
Gross realized gains	$1,512	$—	$1,957
Gross realized losses	(1,966)	(4)	(13)
Proceeds from sales of securities	195,907	700	49,233
The tax benefit (provision) related to these net realized gains and losses for 2022, 2021, and 2020 was $95.3 thousand, $0.8 thousand, and $(408.2) thousand, respectively.
The maturities of securities available-for-sale at December 31, 2022, were as follows (in thousands): (Expected maturities of securities not due at a single maturity date are based on average life at estimated prepayment speed.

Note 2— Securities (continued)
Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay some obligations with or without call or prepayment penalties).

	December 31, 2022
	Amortized Cost
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$39,854	$158,300	$—	$198,154
Obligations of states and municipalities	5,235	1,563	277,320	266,472	550,590
Residential mortgage backed - agency	42	34,100	23,741	—	57,883
Residential mortgage backed - non-agency	28,203	265,190	68,172	4,418	365,983
Commercial mortgage backed - agency	415	56,622	4,773	—	61,810
Commercial mortgage backed - non-agency	32,979	153,572	5,158	—	191,709
Asset-backed	3,255	33,495	65,041	—	101,791
Other	—	—	9,500	—	9,500
	$70,129	$584,396	$612,005	$270,890	$1,537,420

	December 31, 2022
	Fair Value
	One Year or Less	One to Five Years	Five to Ten Years	After Ten Years	Total
Securities Available-for-Sale
U.S. Treasuries and government agencies	$—	$37,439	$137,554	$—	$174,993
Obligations of states and municipalities	5,246	1,529	240,753	206,379	453,907
Residential mortgage backed - agency	42	33,128	19,891	—	53,061
Residential mortgage backed - non-agency	27,182	247,662	60,448	4,003	339,295
Commercial mortgage backed - agency	414	54,960	4,559	—	59,933
Commercial mortgage backed - non-agency	32,400	146,812	4,087	—	183,299
Asset-backed	3,165	32,592	62,869	—	98,626
Other	—	—	8,643	—	8,643
	$68,449	$554,122	$538,804	$210,382	$1,371,757
At year-end 2022 and 2021, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in any amount greater than 10% of shareholders’ equity.

Note 2— Securities (continued)
The following table shows the gross unrealized losses and fair value of the Company’s securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021.
Available-for-sale securities in a continuous unrealized loss position for less than twelve months and more than twelve months are as follows (in thousands):

	December 31, 2022
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$28,399	$1,131	$146,594	$22,030	$23,161
Obligations of states and municipalities	128,373	12,378	320,287	84,317	96,695
Residential mortgage backed - agency	7,258	26	41,975	4,810	4,836
Residential mortgage backed - non-agency	204,866	11,822	134,056	14,868	26,690
Commercial mortgage backed - agency	23,026	562	34,847	1,390	1,952
Commercial mortgage backed - non-agency	144,193	6,171	23,374	2,249	8,420
Asset-backed	43,472	815	50,088	2,399	3,214
Other	6,877	623	1,766	234	857
	$586,464	$33,528	$752,987	$132,297	$165,825

	December 31, 2021
	Less Than Twelve Months		More Than Twelve Months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Total Unrealized Losses
Securities Available-for-Sale
U.S. Treasuries and government agencies	$134,379	$392	$10,082	$350	$742
Obligations of states and municipalities	218,099	4,938	14,521	780	5,718
Residential mortgage backed - agency	48,167	1,153	—	—	1,153
Residential mortgage backed - non-agency	149,640	1,624	31,024	725	2,349
Commercial mortgage backed - agency	33,703	274	6,456	84	358
Commercial mortgage backed - non-agency	36,307	321	4,137	15	336
Asset-backed	50,005	402	17,372	130	532
Other	1,966	34	—	—	34
	$672,266	$9,138	$83,592	$2,084	$11,222
The Company determines whether unrealized losses are temporary in nature in accordance with U.S. GAAP and the evaluation is based upon factors such as the creditworthiness of the underlying borrowers, performance of the underlying collateral, if applicable, and the level of credit support in the security structure. The Company also evaluates other factors and circumstances that may be indicative of an OTTI condition. This evaluation includes, but

Note 2— Securities (continued)
is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.
FASB ASC 320-10 requires the Company to assess if OTTI exists by considering whether the Company has the intent to sell the security or, more likely than not, will be required to sell the security before recovery. If either of these situations applies, the guidance requires the Company to record an OTTI charge to earnings on debt securities for the difference between the amortized cost basis and the fair value of the security. If neither of these situations applies, the Company will assess whether it is expected to recover the entire amortized costs basis of the security. If the Company is not expected to recover the entire amortized cost basis of the security, we will bifurcate the identified OTTI into a credit loss component and a component representing loss related to other factors.
As of December 31, 2022, the Company had no cumulative OTTI. There were no OTTI charges in earnings as a result of credit losses on investments in the years ended December 31, 2022, 2021 and 2020.
Securities of U.S. Treasury and Federal Agencies and Federal Agency Mortgage (Residential and Commercial) Backed Securities
At December 31, 2022, the unrealized losses associated with 12 U.S. Treasuries and Government Agency securities, 19 Residential Mortgage Backed – Agency securities, and 31 Commercial Mortgage Backed – Agency securities were generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government.
Securities of U.S. States and Municipalities
At December 31, 2022, the unrealized losses associated with 230 State and Municipal securities were primarily caused by changes in interest rates and not the credit quality of the securities. These investments are investment grade and were generally underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. These securities will continue to be monitored as part of our ongoing impairment analysis but are expected to perform, even if the rating agencies reduce the credit rating of the bond insurers. As a result, we expect to recover the entire amortized cost basis of these securities.
Residential & Commercial Mortgage Backed – Non-Agency Securities
At December 31, 2022, the unrealized losses associated with 109 Residential Mortgage Backed – Non-Agency securities and 36 Commercial Mortgage Backed – Non-Agency securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities.
Asset-Backed Securities
At December 31, 2022, the unrealized losses associated with 28 Asset-Backed securities were generally driven by changes in interest rates, credit spreads, and projected collateral losses. We assess for credit impairment by estimating the present value of expected cash flows. The key assumptions for determining expected cash flows include default rates, loss severities, and/or prepayment rates. Based on our assessment of the expected credit losses and the credit enhancement level of the securities, we expect to recover the entire amortized cost of these securities.
Other Securities
At December 31, 2022, the unrealized losses associated with 3 securities were primarily driven by interest rates and not the credit quality of the securities. These investments are underwritten in accordance with our own investment standards prior to the decision to purchase, without relying on a bond insurer’s guarantee in making the investment decision. Based on our assessment of the expected credit losses, we expect to recover the entire amortized cost basis of the securities.

Note 2— Securities (continued)
Restricted stock, at cost
The Company’s investment in FHLB stock totaled $16.4 million and $12.0 million at December 31, 2022 and 2021, respectively. FHLB stock is generally viewed as a long-term investment and as a restricted investment security, which is carried at cost, because there is no market for the stock other than the FHLB or member institutions. Therefore, when evaluating FHLB stock for impairment, its value is based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2022, and no impairment has been recognized. FHLB stock is included in a separate line item (Restricted stock, at cost) and is not part of the Company’s investment securities portfolio. The Company’s restricted securities also include an investment in Community Bankers’ Bank, totaling $50 thousand at both December 31, 2022 and 2021, which is carried at cost.
Note 3— Loans
Loans at year-end by portfolio segment were as follows (in thousands):

	2022	2021
Commercial real estate	$1,109,315	$1,031,641
Owner-occupied commercial real estate	127,114	125,613
Acquisition, construction & development	94,450	109,518
Commercial & industrial	53,514	58,818
Single family residential (1-4 units)	499,362	415,594
Consumer non-real estate and other	3,466	3,889
	1,887,221	1,745,073
Allowance for loan losses	(21,039)	(31,709)
Loans, net	$1,866,182	$1,713,364
Net deferred loan fees included in the above loan categories totaled $3.3 million and $4.4 million at December 31, 2022 and 2021, respectively. The Company holds $7.9 million and $37.8 million in PPP loans, net of deferred fees and costs as of December 31, 2022 and 2021, respectively.

Note 3— Loans (continued)
The following table presents the activity in the allowance for loan losses by portfolio segment for each of the years ending December 31, 2022, 2021, and 2020 (in thousands):

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2022
Allowance for loan losses
Beginning balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709
Provision for (recapture of) loan losses	(6,391)	24	(1,287)	298	(239)	129	(7,466)
Loans charged-off	(3,282)	—	—	(20)	—	(148)	(3,450)
Recoveries	38	—	—	—	184	24	246
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$21,039

December 31, 2021
Allowance for loan losses
Beginning balance	$23,356	$1,196	$4,255	$68	$3,757	$65	$32,697
Provision for (recapture of) loan losses	1,870	(602)	(886)	72	(1,490)	34	(1,002)
Loans charged-off	(127)	—	—	—	(16)	(99)	(242)
Recoveries	13	17	—	20	183	23	256
Total ending allowance balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709

December 31, 2020
Allowance for loan losses
Beginning balance	$11,396	$2,310	$1,697	$5,952	$2,791	$55	$24,201
Provision for (recapture of) loan losses	11,946	(1,114)	2,558	(1,752)	945	65	12,648
Loans charged-off	—	—	—	(5,858)	(44)	(94)	(5,996)
Recoveries	14	—	—	1,726	65	39	1,844
Total ending allowance balance	$23,356	$1,196	$4,255	$68	$3,757	$65	$32,697

Note 3— Loans (continued)
The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method (individually or collectively evaluated for impairment) as of December 31, 2022 and 2021 (in thousands):

	Commercial real estate	Owner-occupied commercial real estate	Acquisition, construction & development	Commercial & industrial	Single family residential (1-4 units)	Consumer non-real estate and other	Total
December 31, 2022
Allowance for loan losses
Individually evaluated for impairment	$41	$102	$—	$—	$96	$—	$239
Collectively evaluated for impairment	15,436	533	2,082	438	2,283	28	20,800
Total ending allowance balance	$15,477	$635	$2,082	$438	$2,379	$28	$21,039

Loan balance:
Individually evaluated for impairment	$331	$2,580	$—	$—	$6,158	$—	$9,069
Collectively evaluated for impairment	1,108,984	124,534	94,450	53,514	493,204	3,466	1,878,152
Total ending loan balance	$1,109,315	$127,114	$94,450	$53,514	$499,362	$3,466	$1,887,221

December 31, 2021
Allowance for loan losses
Individually evaluated for impairment	$7,558	$14	$—	$—	$107	$—	$7,679
Collectively evaluated for impairment	17,554	597	3,369	160	2,327	23	24,030
Total ending allowance balance	$25,112	$611	$3,369	$160	$2,434	$23	$31,709

Loan balance:
Individually evaluated for impairment	$20,110	$2,843	$—	$—	$7,831	$—	$30,784
Collectively evaluated for impairment	1,011,531	122,770	109,518	58,818	407,763	3,889	1,714,289
Total ending loan balance	$1,031,641	$125,613	$109,518	$58,818	$415,594	$3,889	$1,745,073

Note 3— Loans (continued)
The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. The following table presents the aging of the recorded investment in past due loans as of December 31, 2022 and 2021 by portfolio segment:
Aging and Nonaccrual Loans (in thousands):

	December 31, 2022
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$—	$—	$1,109,315	$1,109,315	$—	$—
Owner-occupied commercial real estate	—	—	—	—	127,114	127,114	—	1,184
Acquisition, construction & development	—	—	—	—	94,450	94,450	—	—
Commercial & industrial	—	—	—	—	53,514	53,514	—	—
Single family residential (1-4 units)	1,403	154	546	2,103	497,259	499,362	—	4,313
Consumer non-real estate and other	—	4	—	4	3,462	3,466	—	—
Total	$1,403	$158	$546	$2,107	$1,885,114	$1,887,221	$—	$5,497

	December 31, 2021
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Current Loans	Total Loans	90 Days Past Due & Still Accruing	Non-accrual loans
Commercial real estate	$—	$—	$19,531	$19,531	$1,012,110	$1,031,641	$—	$19,594
Owner-occupied commercial real estate	121	—	820	941	124,672	125,613	—	1,399
Acquisition, construction & development	—	—	—	—	109,518	109,518	—	—
Commercial & industrial	21	—	—	21	58,797	58,818	—	—
Single family residential (1-4 units)	365	—	649	1,014	414,580	415,594	—	5,268
Consumer non-real estate and other	—	—	—	—	3,889	3,889	—	—
Total	$507	$—	$21,000	$21,507	$1,723,566	$1,745,073	$—	$26,261

Note 3— Loans (continued)
The following table presents information related to impaired loans (in thousands) by portfolio segment as of December 31, 2022 and 2021:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized (1)
December 31, 2022
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	1,184	1,394	—	1,291	97
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,151	5,576	—	5,131	213
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$6,335	$6,970	$—	$6,422	$310

With an allowance recorded:
Commercial real estate	$331	$331	$41	$350	$23
Owner-occupied commercial real estate	1,397	1,397	102	1,420	74
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—		—
Single family residential (1-4 units)	1,007	1,141	96	1,033	57
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$2,735	$2,869	$239	$2,803	$154

December 31, 2021
With no related allowance recorded:
Commercial real estate	$—	$—	$—	$—	$—
Owner-occupied commercial real estate	2,327	2,460	—	2,437	129
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—	—	—
Single family residential (1-4 units)	5,673	6,230	—	5,848	245
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$8,000	$8,690	$—	$8,285	$374

With an allowance recorded:
Commercial real estate	$20,110	$20,236	$7,558	$20,130	$30
Owner-occupied commercial real estate	516	516	14	530	32
Acquisition, construction & development	—	—	—	—	—
Commercial & industrial	—	—	—		—
Single family residential (1-4 units)	2,159	2,285	107	2,203	122
Consumer non-real estate and other	—	—	—	—	—
Subtotal	$22,785	$23,037	$7,679	$22,863	$184
(1)Cash basis interest income recognized approximates interest income recognized as of December 31, 2022 and 2021.
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public

Note 3— Loans (continued)
information, current economic information and other factors. The Company analyzes loans individually by classifying the loans by credit risk. The Company uses the following definitions for risk ratings:
Special Mention: Loans classified as special mention have a potential credit weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.
Substandard: Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of debt. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and unlikely.
Loans by credit quality indicators as of December 31, 2022 and 2021 were as follows (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2022
Commercial real estate	$1,011,025	$62,907	$35,383	$—	$—	$1,109,315
Owner-occupied commercial real estate	121,621	1,963	3,530	—	—	127,114
Acquisition, construction & development	68,220	836	25,394	—	—	94,450
Commercial & industrial	53,273	—	241	—	—	53,514
Single family residential (1-4 units)	494,994	55	4,313	—	—	499,362
Consumer non-real estate and other	3,466	—	—	—	—	3,466
Total	$1,752,599	$65,761	$68,861	$—	$—	$1,887,221

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
December 31, 2021
Commercial real estate	$868,787	$75,397	$87,457	$—	$—	$1,031,641
Owner-occupied commercial real estate	122,065	2,149	1,399	—	—	125,613
Acquisition, construction & development	72,895	36,623	—	—	—	109,518
Commercial & industrial	58,763	55	—	—	—	58,818
Single family residential (1-4 units)	410,227	99	5,268	—	—	415,594
Consumer non-real estate and other	3,889	—	—	—	—	3,889
Total	$1,536,626	$114,323	$94,124	$—	$—	$1,745,073
There were no TDRs during the years ended December 31, 2022, 2021, and 2020, respectively.
There were no TDRs that subsequently defaulted within twelve months of restructuring in the years ending, December 31, 2022 and December 31, 2021, respectively.
In accordance with regulatory guidance and provisions in the CARES Act to provide relief during the COVID-19 pandemic, the Company has provided short-term concessions to certain borrowers. The Company holds $35.9

Note 3— Loans (continued)
million and $173.1 million in loans that were under deferral under the CARES Act provisions as of December 31, 2022 and 2021, respectively. For loans to qualify for COVID-19 related modifications, these loans could not be more than 30 days past due as of December 31, 2019. As such, these loans were not considered TDRs based on the relief provisions of the CARES Act and recent regulatory interagency guidance.
For purposes of this disclosure, the Company defines default as any payment that occurs more than 90 days past the due date, charge-off, or foreclosure subsequent to modification.
As of December 31, 2022, 2021 and 2020, there was no other real estate owned. As of December 31, 2022, 2021 and 2020, there were no loans in the process of foreclosure.
Note 4— Premises and Equipment
Premises and equipment are included in the Balance Sheet at December 31, 2022 and 2021 were as follows (in thousands):

	2022	2021
Cost:
Land	$14,626	$12,791
Premises	56,999	44,109
Furniture and equipment	18,705	23,792
	90,330	80,692

Less:
Accumulated depreciation	(37,160)	(43,817)

	$53,170	$36,875
Depreciation and amortization (e.g. leasehold improvements) expense for the years ended December 31, 2022, 2021 and 2020 was $3.1 million, $3.2 million and $2.9 million, respectively.
In 2022 and 2021, the Company sold premises that resulted in a gain of $4.5 million and $1.1 million, respectively, that is captured in other operating expenses on the statements of income.
Note 5— Deposits
The aggregate amount of time deposits, each with a minimum denomination of $250,000, was approximately $133.3 million and $52.4 million in 2022 and 2021, respectively. Brokered time deposits totaled $100.3 million at December 31, 2022. There were no brokered time deposits at December 31, 2021. Time deposits through the Certificate of Deposit Account Registry Service (“CDARS”) program totaled $11.7 million at December 31, 2022, compared to $18.9 million at December 31, 2021. Deposits through the CDARS program are generated from major customers with substantial relationships with the Company.

Note 5— Deposits (continued)
At December 31, 2022, the scheduled maturities of time deposits for the next five years were as follows (in thousands):

Years ending December 31,
2023	$153,075
2024	94,816
2025	45,724
2026	3,449
2027	1,827
$298,891
At December 31, 2022 and 2021, amounts included in time deposits for individual retirement accounts totaled $36.9 million and $42.9 million, respectively.
Overdrafts of $503 thousand and $94 thousand were reclassified to loans at year ended December 31, 2022 and 2021.
Note 6— Federal Home Loan Bank Advances and Other Short-Term Borrowings
The Company has advances outstanding with the Federal Home Loan Bank of Atlanta of $343.1 million and $275 million at December 31, 2022 and 2021, respectively. At December 31, 2022, the interest rate on this debt ranged from 4.13% to 4.57%. At December 31, 2021, the interest rate on this debt ranged from 0.1800% to 0.7725%. The weighted average interest rate at December 31, 2022 and 2021 was 4.422% and 0.545%, respectively. The average balance outstanding during 2022 and 2021 was $269.5 million and $227.0 million, respectively.
Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The Company has available an $875.3 million line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by both securities and loans. The amount of securities and loans pledged against the line as of December 31, 2022 and December 31, 2021 was $698.1 million and $637.2 million, respectively.
The contractual maturities of this debt as of December 31, 2022 are as follows (in thousands):

Due in 2023	$243,100
Due in 2024	100,000
$343,100
Federal funds purchased
The Bank has unsecured federal fund lines of credit from correspondent banking relationships, which can provide up to $90 million in liquidity. There were no borrowings of federal fund lines of credit outstanding at December 31, 2022 or 2021.

Note 7— Income Taxes
The income tax expense (benefit) for 2022, 2021, and 2020 was as follows (in thousands):

	2022	2021	2020
Current Expense:
Federal	$5,501	$5,564	$5,770
State	1,388	372	—
	$6,889	$5,936	$5,770

Deferred Expense:
Federal	$1,318	$(1,401)	$(3,830)
State	79	(258)	—
	$1,397	$(1,659)	$(3,830)

Total	$8,286	$4,277	$1,940
Deferred income taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and net operating loss carry-forwards and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.
The Company follows accounting guidance related to accounting for uncertainty in income taxes. Under the “more likely than not” threshold guidelines, the Company recorded $291 thousand of income tax expense. There were no uncertain tax positions as of December 31, 2021 or 2020. The Company’s policy is to account for interest and penalties as a component of income tax expense. The Company is no longer subject to examination by federal, state and local taxing authorities for years before January 1, 2019.
The following reconciles income taxes reported in the financial statements to taxes that would be obtained by applying statutory tax rates to income before taxes (in thousands):

	2022	2021	2020
Expected taxes using statutory rates	$10,983	$8,493	$5,972
Benefit of tax exempt income, net of non-deductible interest	(1,694)	(1,993)	(1,644)
Nontaxable income from life insurance	(570)	(502)	(496)
Low income tax credits, net of amortization	(1,840)	(1,843)	(1,231)
State taxes, net of federal benefit	1,159	294	—
Other adjustment, net	248	(172)	(661)
	$8,286	$4,277	$1,940

Note 7— Income Taxes (continued)
The net deferred tax amounts in the accompanying Balance Sheets include the following components (in thousands):

	2022	2021
Deferred tax assets:
Provision for loan losses	$4,418	$6,962
Lease liability	2,171	2,451
Compensation accruals	1,773	1,345
Partnership investments	1,907	1,550
Unrealized losses on securities available-for-sale	34,789	—
Tax credit carryforward	7,634	7,272
Deferred state taxes	179	—
Other	422	243
	$53,293	$19,823
Deferred tax liabilities:
Unrealized gains on securities available-for-sale	$—	$(3,449)
Tax over book depreciation	(1,555)	(1,369)
Pension accrual	(366)	(890)
Right of use asset	(2,074)	(2,349)
	$(3,995)	$(8,057)

Net deferred tax asset	$49,298	$11,766
Note 8— Defined Benefit Pension Plan
The Company provides pension benefits for eligible employees through a defined benefit pension plan. Employees hired prior to June 1, 2005 participate in the retirement plan on a non-contributing basis and were fully vested after five years of service.

Note 8— Defined Benefit Pension Plan (continued)
The following tables set forth the Plan’s status and related disclosures (in thousands):

	2022	2021
Changes in benefit obligation:
Benefit obligation at beginning of year	$42,297	$43,371
Service cost	786	998
Interest cost	1,141	1,042
Actuarial (gain) loss	(12,549)	(2,131)
Distributions	(1,450)	(983)
Benefit obligation at end of year	$30,225	$42,297

Change in plan assets:
Fair value of plan assets at beginning of year	$46,017	$47,526
Adjustment to beginning of year fair value	—	—
Actual return on plan assets	(12,599)	(526)
Employer contribution	—	—
Distributions	(1,450)	(983)
Fair value of plan assets at end of year	$31,968	$46,017

Funded status recognized as accrued pension cost	$1,743	$3,720

Amounts recognized in accumulated other comprehensive (income) loss:
Net loss	$8,901	$7,621
Deferred income tax benefit	(1,869)	(1,601)
Total amount recognized	$7,032	$6,020

Accumulated benefit obligation	$28,184	$38,315
At December 31, 2022, 2021 and 2020, the assumptions used to determine the pension benefit obligation were as follows:

	2022	2021	2020
Discount rate	5.00%	2.76%	2.42%
Rate of compensation increase	3.00	3.50	3.50

Note 8— Defined Benefit Pension Plan (continued)
Components of net periodic benefit cost and other amounts recognized in other comprehensive income (in thousands):

	2022	2021	2020
Components of net periodic pension cost:
Service cost	$786	$998	$911
Interest cost	1,141	1,042	1,159
Expected return on plan assets	(1,539)	(1,612)	(1,938)
Amortization of prior service costs	—	—	—
Amortization of net loss	309	393	488
Net periodic pension costs	$697	$821	$620

Other changes recognized in other comprehensive (income) loss
Net loss	$1,589	$7	$378
Amortization of net loss	(309)	(393)	(488)
Deferred tax expense (benefit)	(269)	81	23
Total recognized in accumulated other comprehensive (income) loss	$1,011	$(305)	$(87)

Total recognized in net periodic pension costs and other comprehensive loss	$1,708	$516	$533
For the years ended December 31, 2022, 2021 and 2020, the assumptions used to determine net periodic pension cost were as follows:

	2022	2021	2020
Discount rate	5.00%	2.76%	2.42%
Expected long-term rate of return on plan assets	3.75	3.75	5.10
Annual salary increase	3.00	3.50	3.50
The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the long-term capital market assumptions. The overall return for each asset class was developed by combining a long-term inflation component and the associated expected real rates. The development of the capital market assumptions utilized a variety of methodologies, including, but not limited to, historical analysis, stock valuation models, such as dividend discount models, and earnings yield models, expected economic growth outlook, and market yields analysis.
The Company’s pension plan asset allocations at December 31, 2022 and 2021 were as follows:

	2022	2021
Equity securities	10%	11%
Debt securities	90	89
Total	100%	100%

Note 8— Defined Benefit Pension Plan (continued)
As of December 31, 2022 and 2021, the fair value of plan assets was as follows (in thousands):

	December 31, 2022
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Cash and cash equivalents	$102	$—	$—	$102
Equity securities	—	3,181	—	3,181
Debt securities	—	28,749	—	28,749
Total pension assets	$102	$31,930	$—	$32,032

	December 31, 2021
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Cash and cash equivalents	$82	$—	$—	$82
Equity securities	—	5,154	—	5,154
Debt securities	—	40,782	—	40,782
Total pension assets	$82	$45,936	$—	$46,018
Assets are valued using a combination of methods including quoted prices for similar assets in active or non-active markets.
The fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return. Investments are selected by officers experienced in financial matters and risk management, and implementation of approved investment strategies is monitored on a regular basis. Both actively and passively managed investment strategies are considered, and funds are allocated across asset classes to develop an efficient investment structure.
It is the responsibility of the trustee to consider costs in administering the portfolio, while maintaining high quality investments. Costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs, and other administrative costs which may be charged to the trust.
The Company does not expect to contribute to its pension plan in 2023.
Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

Years ending December 31,
2023	$1,391
2024	1,402
2025	1,387
2026	1,434
2027	1,533
Following 5 years	9,116
Note 9— Other Post-Retirement Plans
Investment and Savings Plan
The Company has an investment and savings plan for its employees. In the month following date of hire, an employee is eligible to participate in the investment and savings plan if they are at least 18 years old. A participant may elect to defer up to 90% of their annual compensation, not to exceed limitations established by the Internal Revenue Code. The Company contributes on behalf of each participant who makes the election an amount up to

Note 9— Other Post-Retirement Plans (continued)
3.5% of the amount contributed by the participant. The Company’s contributions in 2022, 2021 and 2020 totaled $1.02 million, $1.02 million and $990 thousand, respectively, which were included within pensions and other employee benefits on the Statements of Income.
Other Retirement Plans
The Company has a deferred compensation plan for some of its directors and senior officers that provides benefits payable at age 65. The deferred compensation is to be paid to the individual or beneficiary over a period of 15 years. Amounts deferred are invested in increasing whole life insurance policies on the participants’ lives with the Company as owner and beneficiary. Amounts recognized for the increase in the cash surrender value of the policies are offset against the expense. The Company recognized net income of $61 thousand in 2022, $57 thousand in 2021 and $51 thousand in 2020, related to this deferred compensation plan.
In 2010, the Company adopted a Supplemental Executive Retirement Plan for a number of its executive officers. The plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to its participants. The benefits of the plan vest incrementally based on years of service. Plan expenses for the years ending December 31, 2022, 2021 and 2020, amounted to $290 thousand, $459 thousand and $442 thousand, respectively.
In 2021, the Company formed a new deferred compensation plan (2021 Deferred Compensation Plan) for current directors and senior officers. The plan is funded with director fees and salary reductions which are placed in a trust account invested by the Company. The trust investments consist of equity investments, fixed income investments, and cash. The trust account balance totaled $496 thousand and $108 thousand at December 31, 2022 and 2021. This balance is included within other assets and is directly offset within other liabilities. Expenses for the trust totaled $212 thousand and $104 thousand, respectively, in 2022 and 2021.
Note 10— Leased Property
Lessor Arrangements
The Company enters into operating leases with customers to lease vacant space in certain owned premises that is not being used by the Company. These operating leases are typically payable in monthly installments with terms ranging from less than one year to thirteen years and may contain renewal options.
The components of lease income, which was included in non-interest expense on the Statements of Income, were as follows for the year ending (in thousands):

	2022	2021	2020
Operating lease income	$1,309	$181	$190
Total lease income	$1,309	$181	$190
The remaining maturities of operating lease receivables as of December 31, 2022 are as follows (in thousands):

Operating Leases
Leases
2023	$2,354
2024	1,454
2025	1,418
2026	810
2027	509
Thereafter	1,594
Total lease receivables	$8,139

Note 10— Leased Property (continued)
Lessee Arrangements
The Company has entered into leases for branches and office space. The leases are evaluated for whether the lease will be classified as either finance or operating. Certain leases offer the option to extend the lease term, and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. Including renewal options, the Company’s leases range from less than one year to thirteen years. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.
Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. These cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Balance Sheets.
In the fourth quarter of 2022 the Company sold two buildings in separate transactions and entered into sale-leaseback agreements to lease back the properties for up to one year. The lease terms were at market with third-parties and will result in $881 thousand of operating lease expense in 2023. The sale of the two buildings resulted in a realized gain of $3.7 million.
Right-of-use assets and liabilities by lease type, and the associated balance sheet classifications are as follows (in thousands):

	Balance Sheet Classification	2022	2021
Right-of-use assets:
Operating leases	Other assets	$7,255	$7,869
Finance leases	Other assets	2,620	2,824
Total right-of-use assets		$9,875	$10,693
Lease liabilities:
Operating leases	Other liabilities	$7,592	$8,268
Finance Leases	Other liabilities	2,745	2,897
Total lease liabilities		$10,337	$11,165
The components of total lease cost were as follows for the period ending (in thousands):

	2022	2021	2020
Finance lease cost
Right-of-use asset amortization	$204	$207	$34
Interest expense	63	39	6
Operating lease cost	2,495	2,517	2,344
Total lease cost	$2,762	$2,763	$2,384

Note 10— Leased Property (continued)
The Company’s future undiscounted lease payments for finance and operating leases with initial terms of one year or more as of December 31, 2022 are as follows (in thousands):

	Operating Leases	Finance Leases
2023	$3,474	$220
2024	2,294	224
2025	839	228
2026	415	233
2027	366	238
Thereafter	626	2,033
Total undiscounted lease payments	8,014	3,176
Less: Discount	(422)	(431)
Net lease liabilities	$7,592	$2,745
The following table presents additional information about the Company’s leases as of December 31, 2022 and 2021.

Supplemental lease information (dollars in thousands)	2022	2021
Finance lease weighted average remaining lease term (years)	12.76	13.76
Finance lease weighted average discount rate	2.22%	2.22%
Operating lease weighted average remaining lease term (years)	3.26	4.12
Operating lease weighted average discount rate	3.19%	2.89%

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,557	$2,323
Operating cash flows from finance leases	63	39
Financing cash flows from finance leases	152	152
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—
Right-of-use assets obtained in exchange for new operating lease liabilities	1,558	856
Note 11— Regulatory Capital Matters
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, “prompt corrective action” regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel Committee on Banking Supervision’s capital guidelines for U.S. Banks (“Basel III rules”), an entity must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022, the Company and the Bank meet all capital adequacy requirements to which they are subject.
“Prompt corrective action” regulations provide five classifications: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized,” although these terms are not used to represent overall financial condition. If “adequately capitalized,” regulatory approval is required to accept brokered deposits. If “undercapitalized,” capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2022 and 2021, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for “prompt corrective action.”
The table below presents the actual and required capital amounts and ratios for the Company at December 31, 2022 and the Bank at December 31, 2022 and 2021 (in thousands).

Note 11— Regulatory Capital Matters (continued)

	Actual		Minimum Required for Capital Adequacy Purposes (includes applicable capital conservation buffer)		To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022
Total Capital to risk weighted assets
Consolidated	$433,958	18.88%	$183,867	≥ 8.0%	n/a	n/a
Burke & Herbert Bank & Trust	$432,290	18.81%	$183,900	≥ 8.0%	$229,874	≥ 10.0%
Tier 1 (Core) Capital to risk weighted assets
Consolidated	412,946	17.97	137,900	≥ 6.0	n/a	n/a
Burke & Herbert Bank & Trust	411,251	17.89	137,925	≥ 6.0	183,900	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Consolidated	412,946	17.97	103,425	≥ 4.5	n/a	n/a
Burke & Herbert Bank & Trust	411,251	17.89	103,443	≥ 4.5	149,418	≥ 6.5
Tier 1 (Core) Capital to average assets
Consolidated	412,946	11.34	145,605	≥ 4.0	n/a	n/a
Burke & Herbert Bank & Trust	411,251	11.30	145,605	≥ 4.0	182,007	≥ 5.0

As of December 31, 2021
Total Capital to risk weighted assets
Burke & Herbert Bank & Trust	$409,923	18.84%	$174,050	≥ 8.0%	$217,562	≥ 10.0%
Tier 1 (Core) Capital to risk weighted assets
Burke & Herbert Bank & Trust	382,672	17.59	130,537	≥ 6.0	174,050	≥ 8.0
Common Tier 1 (CET 1) to risk-weighted assets
Burke & Herbert Bank & Trust	382,672	17.59	97,903	≥ 4.5	141,415	≥ 6.5
Tier 1 (Core) Capital to average assets
Burke & Herbert Bank & Trust	382,672	10.81	141,594	≥ 4.0	176,992	≥ 5.0
The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. As of December 31, 2022, approximately $190.9 million of retained earnings was available for dividend declaration without regulatory approval.

Note 12— Derivatives
The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.
Cash flow hedges of interest rate risk
The Company’s objectives in using interest rate derivatives are to add stability to net interest income and to manage exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for the Company making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. During 2022, such derivatives were used to hedge the variable cash flows associated with variable-rate assets.
For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest income in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate asset. During 2022, the Company estimates that an additional $1.6 million will be reclassified as a reduction to interest income.
Derivatives not designated as hedges
The Company enters into interest rate swaps with its loan customers to facilitate their financing requests. Upon entering into swaps with our loan customers, the Company will enter into corresponding offsetting derivatives with third parties. These derivatives represent economic hedges and do not qualify as hedges for accounting. These back-to-back interest rate swaps are reported at fair value in “other assets” and “other liabilities” in the Company’s Balance Sheets. Changes in the fair value of interest rate swaps are recorded in other non-interest expense and sum to zero because of offsetting terms of swaps with borrowers and swaps with dealer counterparties.
The table below presents the fair value of the Company’s derivative financial instruments, which includes accrued interest, as well as their classification on the Balance Sheet as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	Other liabilities	$50,000	$2,254

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other assets	$34,674	$1,311
Interest rate swaps related to customer loans	Other liabilities	$34,674	$1,311

	December 31, 2021
	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedges:
Interest rate swaps related to cash flow hedges	N/A	$—	$—

Derivatives not designated as hedges:
Interest rate swaps related to customer loans	Other liabilities	$37,508	$1,630
Interest rate swaps related to customer loans	Other assets	$37,508	$1,630

Note 12— Derivatives (continued)
The effect of cash flow hedge accounting on accumulated other comprehensive income (“AOCI”) for the years ended December 31 2022, 2021, and 2020 are as follows (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in AOCI on Derivative			Location of Gain or (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income
	2022	2021	2020		2022	2021	2020
Interest Rate Products	$(2,178)	$—	$—	Interest Income	$(167)	$—	$—
Total	$(2,178)	$—	$—		$(167)	$—	$—
The table below presents the effect of the Company’s derivative financial instruments on the Statements of Income as of December 31, 2022. Prior to 2022, the Company did not have derivatives designated as hedges.

	Location and Amount of Gain or (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships
	December 31, 2022		December 31, 2021		December 31, 2020
	Interest Income	Interest Expense	Interest Income	Interest Expense	Interest Income	Interest Expense
Total amounts of income and expense line items presented in the statement of financial performance in which the effects of fair value or cash flow hedges are recorded.	$(167)	$—	$—	$—	$—	$—
Gain or (loss) on cash flow hedging relationships in Subtopic 815-20
Interest contracts
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income	(167)	—	—	—	—	—
Amount of gain or (loss) reclassified from accumulated other comprehensive income into income as a result that a forecasted transaction is no longer probable of occurring	—	—	—	—	—	—
Note 13— Commitments and Contingencies
Interest rate lock commitments
Commitments to fund consumer mortgage loans (interest rate lock commitments) to be sold into the secondary market are considered derivatives. The Company enters into best effort forward commitments for the future delivery of mortgage loans to third-party investors. The Company has elected the FVO option on both the best-efforts forward commitments and the consumer mortgage loan held for sale in order to economically hedge the effect of changes in interest rates resulting from the commitment to fund the loans. These mortgage banking derivatives are not designated in hedge relationships.
The net gains (losses) relating to the free-standing derivative instruments (interest rate lock commitments) were $(13) thousand, $13 thousand and $645 thousand at December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, we had no mortgage loans held for sale and no interest rate lock commitments outstanding. In comparison, the notional amount of mortgage loan pipeline that resulted in interest rate lock commitments at December 31, 2021 and 2020 was $926 thousand and $24.7 million. Interest Rate lock commitments are not designated as hedging instruments, and therefore changes in the fair value of these free-standing derivative instruments are reported as non-interest income.

Note 13— Commitments and Contingencies (continued)
Credit extension commitments
The Company’s financial statements do not reflect various financial instruments which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These financial instruments include commitments to extend credit, commercial letters of credit, and revolving lines of credit.
A summary of the contractual amounts of the Company’s financial instruments outstanding at December 31, 2022 and 2021, is as follows (in thousands):

	2022	2021
Commitments to extend credit	$—	$—
Commercial letters of credit	8,539	7,660
Undisbursed balance - revolving lines of credit	291,265	240,179
Commitments to extend credit, commercial letters of credit and revolving lines of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company’s credit policies and procedures for credit commitments and financial guarantees are the same as those for extensions of credit that are recorded on the Balance Sheets. Many of these instruments have fixed maturity dates, and many of them will expire without being drawn upon; accordingly, they do not generally present any significant liquidity risk to the Company.
Litigation
The Company is a party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company’s financial position.
Note 14— Transactions with Related Parties
Loans to directors and principal officers, including their immediate families and affiliated companies in which they have a direct or indirect material interest, are considered to be related parties.
Aggregate loan balances with related parties were as follows (in thousands):

2022
Balance, beginning	$73,726
New loans	28,598
Repayments	(5,927)
Balance, ending	$96,397
None of the loans are past due, on nonaccrual status or have been restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2022 or 2021.
Deposits from related parties at years end 2022 and 2021 were $109,071 and $102,268 (in thousands).
Note 15— Fair Value Measurements
Determination of Fair Value
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Note 15— Fair Value Measurements (continued)
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Significant unobservable inputs that reflect our own assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Investment securities
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), using matrix pricing Matrix pricing is a mathematical technique commonly used to price debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (Level 2 inputs). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Derivatives
The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2). The Company has contracted with a third-party vendor to provide valuations for interest rate swaps using standard swap valuation techniques. The Company has considered counterparty credit risk in the valuation of its interest rate swap assets and has considered its own credit risk in the valuation of its interest rate swap liabilities. The Company recognizes interest rate lock commitments at fair value. Fair value of interest rate lock commitments is based on the price of underlying loans obtained from an investor for loans that will be delivered on a best effort basis (Level 2).
Loans held for sale, at fair value
The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). These loans currently consist of one-to-four family residential loans originated for sale in the secondary market.
The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:
Impaired loans
Loans are designated as impaired, when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Generally, the fair value of impaired loans with specific allocations of the allowance for loan losses is based on recent real estate appraisals. Fair value is measured based on the value of the collateral securing the loans, less estimated costs of disposal. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Statements of Income and will result in a Level 3 fair value classification. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.

Note 15— Fair Value Measurements (continued)
Other real estate owned
Assets acquired through foreclosure or other proceedings are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.
Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$174,993	$—	$—	$174,993
Obligations of state and municipalities	—	453,907	—	453,907
Residential mortgage backed - agency	—	53,061	—	53,061
Residential mortgage backed - non-agency	—	339,295	—	339,295
Commercial mortgage backed - agency	—	59,933	—	59,933
Commercial mortgage backed - non-agency	—	183,299	—	183,299
Asset backed	—	98,626	—	98,626
Other	—	8,643	—	8,643
Total investment securities available-for-sale	$174,993	$1,196,764	$—	$1,371,757

Loans held for sale, at fair value	$—	$—	$—	$—

Derivatives	$—	$1,311	$—	$1,311

Financial liabilities
Derivatives	$—	$3,565	$—	$3,565

Note 15— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2021 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets
Investment Securities
U.S. Treasuries and government agencies	$169,382	$15,059	$—	$184,441
Obligations of state and municipalities	—	665,567	—	665,567
Residential mortgage backed - agency	—	62,787	—	62,787
Residential mortgage backed - non-agency	—	244,308	—	244,308
Commercial mortgage backed - agency	—	78,883	—	78,883
Commercial mortgage backed - non-agency	—	172,204	—	172,204
Asset backed	—	195,525	—	195,525
Other	—	1,966	—	1,966
Total investment securities available-for-sale	$169,382	$1,436,299	$—	$1,605,681

Loans held for sale, at fair value	$—	$1,249	$—	$1,249

Derivatives	$—	$1,603	$—	$1,603
		.
Financial liabilities
Derivatives	$—	$1,589	$—	$1,589
Assets that were measured at fair value on a nonrecurring basis during the period are summarized below (in thousands):

	Fair Value Measurements at December 31, 2022 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired Loans:
Commercial Real Estate	$—	$—	$290	$290
Owner-occupied commercial real estate	—	—	1,295	1,295
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	911	911
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—

Note 15— Fair Value Measurements (continued)

	Fair Value Measurements at December 31, 2021 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Impaired Loans:
Commercial Real Estate	$—	$—	$12,552	$12,552
Owner-occupied commercial real estate	—	—	502	502
Acquisition, construction & development	—	—	—	—
Commercial & industrial	—	—	—	—
Single family residential	—	—	2,052	2,052
Consumer non-real estate and other	—	—	—	—
Other real estate owned	—	—	—	—
The following table presents quantitative information about Level 3 Fair Value Measurements for assets measured at fair value on a non-recurring basis at December 31, 2022 and 2021 (in thousands except for percentages):

Description	Fair Value	Valuation Techniques	Unobservable Inputs	Range	Weighted Average
December 31, 2022
Impaired loans	$2,496	Discounted cash flow analysis	Market rate for borrower	4.5% - 6%	5.2%

December 31, 2021
Impaired loans	$15,106	Discounted appraised value		7% - 9%	8.0%
		Discounted cash flow analysis	Market rate for borrower	4% - 6%	5.4%
Fair value of financial instruments
The carrying amounts and estimated fair values of financial instruments not carried at fair value, at December 31, 2022 and 2021 were as follows (in thousands):

		Fair Value Measurements at December 31, 2022 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$9,124	$9,124	$—	$—	$9,124
Interest-bearing deposits with banks	41,171	41,171	—	—	41,171
Loans, net	1,866,182	—	—	1,768,903	1,768,903
Accrued interest	15,481	—	15,481	—	15,481

Financial liabilities
Non-interest-bearing	$960,692	$—	$960,692	$—	$960,692
Interest-bearing	1,959,708	—	1,951,227	—	1,951,227
Other borrowed funds	343,100	—	342,904	—	342,904
Accrued interest	1,452	—	1,452	—	1,452

Note 15— Fair Value Measurements (continued)

		Fair Value Measurements at December 31, 2021 Using:
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)	Total
Financial Assets
Cash and due from banks	$8,989	$8,989	$—	$—	$8,989
Interest-bearing deposits with banks	68,374	68,374	—	—	68,374
Loans, net	1,713,364	—	—	1,697,752	1,697,752
Accrued interest	15,253	—	15,253	—	15,253

Financial liabilities
Non-interest-bearing	$930,847	$—	$930,847	$—	$930,847
Interest-bearing	2,002,570	—	2,002,089	—	2,002,089
Other borrowed funds	275,000	—	274,999	—	274,999
Accrued interest	309	—	309	—	309
Note 16— Common Stock Transactions
On November 15, 2022, the Company effected a forty-for-one stock split of its Common Stock by issuing thirty-nine additional shares of Common Stock for each outstanding share of Common Stock of record as of November 9, 2022. All share and earnings per share information have been retroactively adjusted to reflect the stock split within the financial statements and notes to the financial statements.
In 2022, the Company reissued 2,000 shares of treasury stock to satisfy the vesting of RSUs. No other purchase or sale of the Company’s Common Stock occurred in 2022.
In 2021, the Company purchased shares of its own Common Stock on the open market in arms-length transactions. It acquired 90,040 shares at an aggregate cost of $4.4 million at prices ranging from $45.25 to $50.00 per share. Additionally, in early August 2021 the Company sold 64,000 shares to certain of its directors, pursuant to a private placement exemption from registration for aggregate consideration of $3.2 million and reissued 1,720 shares of treasury stock to satisfy the vesting of RSUs.
In 2020, the Company acquired 30,240 shares at an aggregate cost of $1.545 million at prices ranging from $46.88 to $56.25 per share.
During 2022, 2021 and 2020, the Company declared and paid cash dividends of $2.12, $2.00, and $2.00 per share, respectively.

Note 17— Accumulated Other Comprehensive Income (Loss)
The following table presents changes in accumulated other comprehensive income (loss) by component, net of tax, for the years ending December 31, 2022, 2021 and 2020 (in thousands):

	December 31, 2022
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$12,975	$(6,020)	$6,955
Net unrealized gains (losses)	(1,721)	(144,209)	—	(145,930)
Less: net realized (gains) losses reclassified to earnings	132	359	—	491
Net change in pension plan benefits	—	—	(1,011)	(1,011)
Ending Balance	$(1,589)	$(130,875)	$(7,031)	$(139,495)

	December 31, 2021
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$28,905	$(6,325)	$22,580
Net unrealized gains (losses)	—	(15,933)	—	(15,933)
Less: net realized (gains) losses reclassified to earnings	—	3	—	3
Net change in pension plan benefits	—	—	305	305
Ending Balance	$—	$12,975	$(6,020)	$6,955

	December 31, 2020
	Gains and Losses on Cash Flow Hedges	Unrealized Gains and Losses on Available-for-Sale Securities	Defined Benefit Pension Items	Accumulated Other Comprehensive Income
Beginning Balance	$—	$7,838	$(6,412)	$1,426
Net unrealized gains (losses)	—	22,603	—	22,603
Less: net realized (gains) losses reclassified to earnings	—	(1,536)	—	(1,536)
Net change in pension plan benefits	—		87	87
Ending Balance	$—	$28,905	$(6,325)	$22,580

Note 17— Accumulated Other Comprehensive Income (Loss) (continued)
The following table presents amounts reclassified out of each component of accumulated other comprehensive income (loss) for the years ending December 31, 2022, 2021, and 2020 (in thousands).

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income			Affected Line Item in the Statements of Income
	2022	2021	2020
Cash flow hedges:
Interest rate contracts	$(167)	$—	$—	Interest income
Tax effect	35	—	—	Income tax expense (benefit)
Net of Tax	$(132)	$—	$—

Available-for-sale securities:
Realized gains (losses) on securities	$(454)	$(4)	$1,944	Net gains/(losses) on securities
Tax effect	95	1	(408)	Income tax expense (benefit)
Net of Tax	$(359)	$(3)	$1,536

Defined benefit pension plan:
Amortization of actuarial gain / (loss)	$1,280	$(386)	$110	Pension and other employee benefits
Tax effect	(269)	81	(23)	Income tax expense (benefit)
Net of Tax	$1,011	$(305)	$87

Total reclassifications, net of tax	$520	$(308)	$1,623	Net income
Note: The Defined benefit pension plan items are included in the computation of net periodic pension cost. See Note 8— Defined Benefit Pension Plan, for additional information.
Note 18— Parent Company Financial Information
The following tables summarize condensed financial statements for Burke & Herbert Financial Services Corp. for the periods indicated (in thousands):

Parent Company Only Condensed Balance Sheet
2022
Assets
Cash	$2,000
Investment in subsidiary	271,757
Other assets	209
Total Assets	$273,966

Liabilities
Other liabilities	$513
Total Liabilities	513

Total Shareholders’ Equity	273,453
Total Liabilities and Shareholders’ Equity	$273,966

Note 18— Parent Company Financial Information (continued)

Parent Company Only Condensed Statement of Income
2022
Income
Dividends from bank subsidiary	$5,936
Total Income	5,936

Expense
Salaries and employee benefit	426
Other operating expenses	568
Total Expense	994

Income (loss) before income tax benefit and equity in undistributed income of subsidiaries	4,942
Income tax benefit	209
Income (loss) before equity in undistributed income of subsidiaries	5,151
Equity in undistributed earnings of subsidiary	38,862
Net Income	$44,013

Parent Company Only Condensed Statement of Cash Flows
2022
Cash Flows from Operating Activities
Net income	$44,013
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(38,862)
Share based compensation	481
Deferred income taxes	(105)
Net change in other assets	513
Net change in other liabilities	(104)
Net cash flows provided by operating activities	$5,936

Cash Flows from Investing Activities	—

Net cash (used in) provided by investing activities	$—

Cash Flows from Financing Activities
Dividends paid	(3,936)

Net cash (used in) financing activities	$(3,936)

Increase in cash and cash equivalents	$2,000

Cash and cash equivalents
Beginning of the year	$—
End of the year	2,000

Note 19— Other Operating Expense
Other operating expense from the Statements of Income for years ended December 31, 2022, 2021 and 2020 is as follows (in thousands):

	2022	2021	2020
Directors’ fees	$1,941	$1,093	$1,147
Consultant fees	1,708	1,548	1,064
Marketing expense	1,295	1,086	509
Historic tax credit amortization	2,526	2,717	2,718
Virginia franchise tax	2,492	2,366	2,249
(Recapture of) Provision for off-balance sheet exposure	—	—	(1,380)
Network expense	1,693	1,592	1,459
FDIC assessment	958	920	460
IT related	1,980	1,306	965
(Gain)/loss on sale of buildings	(4,533)	(1,063)	7
Legal expense	986	275	369
Audit expense	705	302	220
Other	5,668	5,627	5,963
Total	$17,419	$17,769	$15,750
Note 20— Qualified Affordable Housing Project and Historic Tax Investments
The Company invests in qualified affordable housing projects. At December 31, 2022 and 2021, the balance of the investment for qualified affordable housing projects was $23.5 million and $29.7 million, respectively. These balances are reflected in the other assets line on the Balance Sheets. Total unfunded commitments related to the investments in qualified affordable housing projects totaled $0.8 million and $1.6 million at December 31, 2022 and 2021, respectively. The Company expects to fulfill the majority of these commitments by 2024.
During the year ended December 31, 2022, 2021, and 2020, the Company recognized total amortization expense of $6.1 million, $6.8 million, and $7.1 million, respectively. In 2022, 2021, and 2020, $2.5 million, $2.7 million, and $2.7 million was included in non-interest expense on the Statements of Income related to historic tax credit investments that do not qualify for the proportional amortization method. The remainder of the amortization expense was recorded as income tax expense.

Note 21— Revenue from Contracts with Customers
All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. ASC 606 is applicable to non-interest revenue streams, such as trust and wealth management income, deposit related fees, interchange fees, merchant income, and annuity and insurance commissions.
The following table presents the components of non-interest income for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	2022	2021	2020
Service charges and fees (1)
Debit card fees	$4,454	$4,413	$3,743
Deposit related fees	2,308	1,792	1,869
Other fees	93	123	88
Fiduciary and wealth management (1)
Trust fees	3,176	3,297	3,067
Advisory fees	1,575	1,342	950
Other fees	558	523	434
Net gains (losses) on securities (2)	(454)	(4)	1,944
Income from life insurance (2)	2,656	2,325	2,303
Other non-interest income (1)
FHLB dividend (2)	484	409	501
Merchant & credit card fees	801	730	576
Safety deposit fees	394	411	394
Servicing release premium	58	1,303	1,374
Wire fees	358	372	338
Other non-interest (3)	626	215	1,423
Total non-interest income	$17,087	$17,251	$19,004
(1)Income within the scope of ASC 606 - Revenue Recognition
(2)Income excluded from the scope of ASC 606 - Revenue Recognition
(3)Includes income that arises from the Company electing the FVO as stated that is not within the scope of ASC 606.
A description of the Company’s revenue streams accounted for under ASC 606 follows:
Income from fiduciary & wealth management activities
Fiduciary and wealth management income is primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company’s performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers’ accounts. The Company does not earn performance-based incentives. Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company’s performance obligation for these transactional-based services is generally satisfied at a point in time (i.e., as incurred), and that allows the Company to recognize the related revenue associated with that transaction. Payment is received shortly after services are rendered.
Annuity and insurance income primarily consists of commissions received on annuity product sales. The Company acts as an intermediary between the Company’s customer and the insurance carrier. The Company’s performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. The Company does not earn a significant amount of trailer fees on annuity sales. The majority of the trailer fees relates to variable annuity

Note 21— Revenue from Contracts with Customers (continued)
products and are calculated based on a percentage of market value at period end. Revenue is not recognized until the annuity’s market value can be determined.
Other non-interest income consists of other recurring revenue streams, such as commissions from sales of mutual funds and other investments, investment advisor fees from the Company’s wealth management product, safety deposit box rental fees, and other miscellaneous revenue streams. Commissions from the sale of mutual funds and other investments are payable on the trade date and are received in the following month, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. Investment advisor fees from the wealth management product are earned over time and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer’s account in advance on the first month of the quarter, and the revenue is recognized over the following three-month period.
Service charges and fees
Service charges and fees on deposit accounts consist of monthly service fees, check orders, and other deposit account related fees. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company’s performance obligation is satisfied at a point in time, and the related revenue recognized. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.
Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company’s debit and credit cards are processed through card payment networks such as Visa. Merchant services income mainly consists of fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier’s checks, and other services. The Company’s performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.
Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.
Note 22— Share-Based Compensation
The Company has a share-based incentive plan described below that allows it to offer a variety of equity compensation awards subject to approval. Total compensation cost that has been charged against income for the awards granted was $2.0 million, $283 thousand and $146 thousand for 2022, 2021 and 2020, respectively. The total income tax benefit was $421 thousand, $59 thousand and $31 thousand for 2022, 2021 and 2020, respectively.
2019 Stock Incentive Plan
In 2019, the Company’s Stock Incentive Plan (“2019 SIP”) was approved by the Bank’s Board of Directors. The 2019 SIP provides for the issuance of stock-based awards to directors and employees of the Company. The 2019 SIP authorized the issuance of 240,000 units to be issued and the Company has a practice of using shares held as treasury stock to satisfy these awards. Each unit represents a contingent right to receive one common share or an equivalent amount of cash, or a combination of the two, at the discretion of the Company. Currently, we have a sufficient number of treasury shares to satisfy outstanding equity awards.
Under the 2019 SIP, the Company has issued RSUs that are both time-based and performance-based. Each RSU award will indicate the number of shares, the conditions (e.g., service, performance, and/or a combination), and the grant date. Compensation expense is recognized over the vesting period of the awards based on the fair value of the award at grant date. A total of 13,160, 106,040, and 4,160 shares were issued in 2022, 2021, and 2020, respectively.

Note 22— Share-Based Compensation (continued)
For time-based RSUs, the fair value was determined by using the closing stock price on the date prior to the grant date. These RSUs vest over three to five years.
In 2021, the Board approved performance-based RSUs that may be earned between a three to five year performance period. Whether units are earned at the end of the performance period will be determined based on the achievement of a market capitalization target over the performance period. If the condition is not achieved, the grant recipient will receive 50% of the units. If the condition is achieved, the grant recipient will receive a 100% of the units granted.
The fair value for performance-based RSUs was determined by using a Monte Carlo simulation analysis to estimate the market capitalization of the Company and whether the market capitalization met the required hurdle over a thirty-day trading period. The simulation analysis required the following inputs: (1) expected term, (2) expected volatility, (3) risk-free rate, and (4) dividend yield. The expected term was based on the stated performance period. Management used the expected volatility from a peer group. The risk-free interest rate is based on the U.S. Treasury yield curve over the performance period. The dividend yield assumption was based on historical and anticipated dividend payouts.
The following is a summary of the Company’s RSUs:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2022	112,880	$47.49
Granted	13,160	54.78
Vested	(2,000)	59.87
Forfeited	(1,600)	52.92
Nonvested at December 31, 2022	122,440	$48.00
As of December 31, 2022, there was $3.6 million of total unrecognized compensation costs related to nonvested shares granted under the 2019 SIP. The cost is expected to be recognized over a weighted average period of 1.95 years.
Note 23— Earnings Per Share
Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential impact of contingently issuable shares.
The following shows the weighted average number of shares used in computing earnings per share and the effect of weighted average number of shares dilutive potential Common Stock. Dilutive potential Common Stock has no effect on income available to common shareholders.

	2022	2021	2020
Net income (in thousands)	$44,013	$36,165	$26,499

Weighted average number of shares	7,425,088	7,424,405	7,453,651
Options effect of dilutive shares	42,629	5,659	809
Weighted average dilutive shares	7,467,717	7,430,064	7,454,460

Basic EPS	$5.93	$4.87	$3.56
Diluted EPS	5.89	4.87	3.55
Stock awards equivalent to zero, 462, and 5,727 shares of Common Stock were not considered in computing diluted earnings per common share for 2022, 2021, and 2020, respectively, because they were antidilutive.

Item 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 15.     Financial Statements and Exhibits
(a)FINANCIAL STATEMENTS: The following financial statements are included in Item 13 in Notes to Consolidated Financial Statements of this Registration Statement:
(b)EXHIBITS: The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description
3.1*	Articles of Incorporation of Burke & Herbert Financial Services Corp.
3.2*	Articles of Amendment to the Articles of Incorporation of Burke & Herbert Financial Services Corp
3.3*	Bylaws of Burke & Herbert Financial Services Corp.
4.1*	Specimen certificate for the Common Stock of Burke & Herbert Financial Services Corp.
10.1*	2019 Stock Incentive Plan
10.2*	2019 Stock Incentive Plan as Amended October 27, 2022
10.3*	2021 Amended & Restated Nonqualified Deferred Compensation Plan for Employers & Directors
10.4*	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle
10.5*	First Amendment to Employment Agreement, dated as of October 27, 2022, by and among Burke & Herbert Bank & Trust, and David P. Boyle
10.6*	Amended & Restated Employment Agreement, dated as of September 1, 2022, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama
10.7*	First Amendment to Employment Agreement, dated as of October 27, 2022,, by and among Burke & Herbert Bank & Trust, and Roy E. Halyama
10.8*	Change in Control Agreement, dated as of June 16th 2014, by and among Burke & Herbert Bank & Trust and Jeffrey A. Welch
10.9*	Burke & Herbert Bank & Trust Supplemental Executive Retirement Plan, effective January 23, 2014
21.1*	Subsidiaries of Burke & Herbert Financial Services Corp.
*    Previously

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2023

Burke & Herbert Financial Services Corp.

By:	/s/ David P. Boyle
Name:	David P. Boyle
Title:	President & Chief Executive Officer